Exhibit 99.1

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In case of discrepancy between the French and the English version, the French version shall prevail.

Information memorandum

established by the Company

CNOVA N.V.

IN RESPONSE TO THE PUBLIC TENDER OFFER INITIATED BY

CASINO, GUICHARD-PERRACHON

Pursuant to Article L. 621-8 of the French Monetary and Financial Code and Article 231-26 of its General Regulations, the French Financial Markets Authority (the “AMF”) has affixed its visa n° 16-601 dated December 22, 2016 on this response memorandum. This response memorandum was prepared by Cnova N.V. and engages the responsibility of its signatories. In accordance with the provisions of Article L. 621-8-1 I of the Monetary and Financial Code, the visa was granted after the AMF has verified “whether the document is complete and comprehensible and whether the information it contains is consistent”. It does not imply approval of the suitability of the transaction or authentication of the accounting and financial information presented.

Important Notice

Pursuant to articles 261-1 et seq of the AMF General Regulations, the report of Eight Advisory France S.A.S.as independent expert is included in the present response memorandum

This information memorandum in response is available on the websites of Cnova N.V. (http://www.cnova.com/en/) and the AMF (www.amf-france.org) and may be obtained free of charge at:

Cnova N.V.

Schiphol Boulevard 273

1118 BH Schiphol, The Netherlands

Pursuant to article 231-28 of the AMF General Regulations, information relating in particular to the legal, financial and accounting characteristics of Cnova N.V. will be filed with the AMF and made available to the public no later than on the day preceding the opening of the tender offer.

Translation for information purposes only.
In case of discrepancy between the French and the English version, the French version shall prevail.

Table of Contents

I.	PRESENTATION OF THE OFFER	3
1.1.	Context of and rationale for the transaction	6
1.1.1.	Presentation of the Company and background of the transaction	6
1.1.2.	Context of the Offer	19
1.1.3.	Transaction agreements	23
II.	ELEMENTS THAT COULD HAVE AN IMPACT IN CASE OF A PUBLIC OFFER	33
2.1.	DETAILS OF THE COMPANY’S CAPITAL	33
2.1.1.	Double Voting Rights Structure	33
2.1.2.	Capital distribution	34
2.2.	SHARES GIVING ACCESS TO THE COMPANY’S CAPITAL	36
2.3.	STATUTORY RESTRICTIONS ON THE EXERCISE OF VOTING RIGHTS AND SHARE TRANSFERS - AGREEMENTS KNOWN BY THE COMPANY PURSUANT TO ARTICLE L. 233- 11 OF THE FRENCH COMMERCIAL CODE	36
2.4.	DIRECT AND INDIRECT HOLDINGS IN THE CAPITAL OF THE COMPANY	36
2.5.	HOLDERS OF SECURITY WITH SPECIAL CONTROL RIGHTS	37
2.6.	CONTROL MECHANISM PROVIDED FOR A POSSIBLE SYSTEM OF EMPLOYMENT SHAREHOLDING WHEN THE CONTROL RIGHTS ARE NOT EXERCISED BY EMPLOYEES	37
2.7.	AGREEMENTS BETWEEN SHAREHOLDERS KNOWN BY THE COMPANY THAT MAY RESULT IN RESTRICTIONS ON TRANSFER OF SHARES OR THE EXERCISE OF VOTING RIGHTS	37
2.8.	RULES APPLICABLE TO THE APPOINTMENT AND REPLACEMENT OF MEMBERS OF THE BOARD OF DIRECTORS AND TO THE AMENDMENT OF THE BYLAWS OF THE COMPANY	37
2.9.	POWERS OF THE BOARD, ESPECIALLY IN RELATION TO THE ISSUING OR REPURCHASE OF SHARES	37
2.10.	AGREEMENTS SIGNED BY THE COMPANY MODIFIED OR TERMINATED IN CASE OF A CHANGE OF CONTROL	38
2.11.	AGREEMENTS PROVIDING FOR COMPENSATION OF OFFICERS OR EMPLOYEES, IN CASE OF RESIGNATION, DISMISSAL WITHOUT AN ACTUAL AND SERIOUS CAUSE OR IF THEIR EMPLOYMENT IS TERMINATED DUE TO A PUBLIC TAKEOVER	38
III.	REASONED OPINION OF THE CNOVA TRANSACTION COMMITTEE	38
IV.	INTENTIONS OF THE BOARD OF DIRECTORS MEMBERS	45
V.	REPORT OF THE INDEPENDENT EXPERT	46
VI.	MODALITIES FOR MAKING AVAILABLE THE INFORMATION RELATING TO THE COMPANY	110
VII.	PERSONS RESPONSIBLE FOR THE INFORMATION MEMORANDUM IN RESPONSE	111

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In case of discrepancy between the French and the English version, the French version shall prevail.

I.            Presentation of the Offer

Pursuant to Title III of Book II and more specifically Article 233-1 1° of the AMF General Regulations, Casino, Guichard-Perrachon1, a société anonyme with a share capital of 169,825,403.88 euros, having its registered office located at 1, Cours Antoine Guichard – 42000 Saint-Etienne (France), registered to the Register of Commerce and Companies of Saint-Etienne under registration number 554 501 171, whose shares are admitted to trading on the regulated market of Euronext Paris (the “Offeror” or “ Casino”), is making an irrevocable offer to the shareholders of Cnova N.V., a public limited liability company incorporated under the laws of the Netherlands, with as at the date of this information memorandum in response an aggregate issued and outstanding share capital of 42,670,639.90 euros, having its registered office located Schiphol Boulevard 273, 1118 BH Schiphol, The Netherlands, and registered with the Netherlands Trade Register under number 60776676 (“Cnova” or the “Company”), whose shares are admitted to trading on the regulated market of Euronext in Paris (“Euronext Paris”) under ISIN code NL0010949392, mnemonic “CNV” and on the NASDAQ Global Select Market (“NASDAQ”), ticker “CNV,” to purchase any and all of their ordinary shares, each having a nominal value of EUR 0.05 (the ordinary shares of Cnova being referred as to “Shares”) on the terms and conditions set forth below, at a price in euros equivalent to U.S. $5.50 per Share, net to the seller in cash, calculated by using the WM/Reuters index spot exchange rate for euros per U.S. dollar at 5:00 p.m. (Paris time) on the business day following the closing of the offer, rounded down to the nearest thousandth euro; it being specified, that the global amount paid under each tender order will be rounded down to the nearest lesser euro cent2 (hereinafter referred to as the “Offer,” and, together with Casino’s separate, concurrent offer to purchase Shares in the United States of America from persons resident therein at a price of U.S. $5.50 per Share, the “Offers”).

If, following the completion of the Offers, Casino and its affiliated companies own 95% or more of the issued and outstanding ordinary share capital (geplaatst en uitstaand gewoon kapitaal) of Cnova, then Casino, acting on its own or with its affiliated companies, would have the right, but not the obligation, to initiate, within three months following completion of the Offers, a buy-out procedure (uitkoopprocedure in accordance with Article 2:92a or 2:201a of the Dutch Civil Code (which is referred to herein as a “Statutory Buy-Out”) and/or a takeover buy-out procedure in accordance with Article 2:359c of the Dutch Civil Code (which is referred to herein as a “Takeover Buy-Out” and, together with the Statutory Buy-Out, as a “Buy Out”) in order to acquire the Shares not tendered in the Offers and not held by Casino and its affiliated companies or Cnova at an equitable price that will be determined by the competent Dutch court.

1 Casino is the ultimate holding company of the Casino group, a food distribution global actor, whose shares are listed on Euronext Paris under the number ISIN FR0000125585, indirectly controlled by Jean-Charles Naouri, who is also Chairman and Chief Executive Officer of Casino.

2 This exchange rate is more specifically defined in Section 3.4 of the Offeror’s offer document.

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This fair price per Share will typically be equal to the consideration per Share offered in the Offers (if this price has been considered fair by the independent expert) unless there would be financial, business or other developments or circumstances that would justify a different price (including a reduction resulting from the payment of dividends or a higher price) in accordance with, respectively, Article 2:92a, paragraph 5 or 2:201a, paragraph 5 or Article 2:359c, paragraph 6 of the Dutch Civil Code. Similarly, if, following the completion of the Offers, Casino and its group companies own 95% or more of the issued and outstanding ordinary share capital (geplaatst en uitstaand gewoon kapitaal) of Cnova and 95% or more of the voting interests in Cnova, any minority shareholder would have the right, but not the obligation, to institute a court procedure pursuant to Article 2:359d of the Dutch Civil Code to require Casino to purchase its Shares against a fair price to be determined by the competent Dutch court, as described above. A minority shareholder would have to file such claim with the competent Dutch court within three months after the end of the acceptance period of the Offers.

The Offer is made in the context of the reorganization, completed on October 31, 2016 (the “Reorganization Date”) between Cnova Comércio Eletrônico S.A., a Brazilian private corporation (sociedade anônima), which is referred to herein as “Cnova Brazil” until now subsidiary of Cnova, and Via Varejo S.A., a Brazilian corporation (sociedade anônima), which is referred to herein as “Via Varejo”, CBD subsidiary as contemplated by the Reorganization Agreement whose main terms are defined in paragraph 1.3 below (the “Reorganization” and, together with the Offers, the “Transactions”).

Although the Offer is technically open to all holders of Shares, subject to section 3.8, including the RS, (as described in section 2.2.4 of the information memorandum of the Offeror), i.e. 344,507,048 Shares , the Offer will not be accepted by the Offeror and the following subsidiaries under the Offeror’s exclusive control, namely (i) Companhia Brasileira de Distribuição a sociedade anônima organized under the laws of Brazil, headquartered in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Luiz Antônio, 3142, Brazil, registered with the CNPJ/MF under number 47.508.411/0001-56 (“CBD”), which has agreed not to tender the Shares which it directly or indirectly holds into the Offer, and (ii) Almacenes Exito S.A., Almacenes Exito S.A., a company organized under the laws of Colombia, which is headquartered located at Envigado, Antiogia, Colombia registered with the Trade Office under number 890900608-9 (“Exito”) which has indicated that it does not intend to tender the Shares it directly holds into the Offer.  The Offeror undertakes that it will not, and the Offeror will take all necessary measures to enforce its contractual and social rights in order to make sure that CBD and Exito to not, tender the Shares directly or indirectly held by such holders into the Offer. Taking into account the foregoing undertaking, the Offer will, as a practical matter, target only ordinary shares owned (indirectly or indirectly) by shareholders other than Casino, Exito and CBD.

The Offer does not target the following Cnova securities, which are not Shares:

-	314,940,097 special voting shares owned by a foundation (stichting) under Dutch law named Stichting Cnova Special Voting Shares (the “Voting Foundation”) described in Section 2.1 below, and which cannot be transferred, under the terms

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governing the Voting Foundation and the provisions of the special voting shares themselves, to any person other than Cnova; and

-	97,174,855 special voting shares and the 96,790,798 Distribution Preferred Shares acquired by Cnova within the Reorganization and with a view to having them cancelled.

To the knowledge of the Offeror, there is no capital security or any other financial instrument or right which give or may give access, immediately or in the future, to the share capital or voting rights of the Company, except the Shares (including the restricted stock (the “RS”)), the special voting shares described in Section 2.1 of the Offeror’s offer memorandum, the deferred stock units (the “DSU”) described in Section 2.2.4 of the Offeror’s offer memorandum and the Distribution Preferred Shares defined below and under cancelation.

The Offer does not target DSUs as they are not currently transferable but targets, if applicable, a maximum number of 172,389 Shares that could be issued to the holders of DSUs governed by the Sous Plan Qualifié Français (as defined in section 2.2.4 of the Offeror’s offer memorandum), in case of death of their beneficiary. The Offer also targets all of the RS (which are Shares subject to transfer restrictions as described in section 2.2.4 of the Offeror’s offer memorandum), among which only two-thirds are transferrable during the Offer period. Apart from those Shares and RS, no new shares can be issued pursuant to the DSU and the Omnibus Incentive Plan (as defined in the Offeror’s offer memorandum) before November 19, 2018. The terms and conditions for the issuance of Shares under the Sous Plan Qualifié Français and the transferability of the RS are described in section 2.2.4 below

The Offer concerns a maximum number of 35,742,321 Shares, consisting of (i) the 344,507,048 existing Shares (including the RS), less (ii) the 308,937,116 Shares held by the Offeror and its controlled subsidiaries with which it is acting in concert (meaning CBD and Exito), plus (iii) the 172,389 Shares arising, as the case may be, from the DSU, governed by the “Sous-Plan Qualifié Français”.

JPMorgan Chase Bank, N.A. through its Parisian branch (“J.P. Morgan”), as the presenting bank for the Offer, acting on behalf of the Offeror, filed the draft offer document with the AMF on December 6, 2016. Pursuant to the provisions of Article 231-13 of the AMF General Regulations, J.P. Morgan guarantees the content and the irrevocable nature of the undertakings given by the Offeror in connection with the Offer.

Casino is also making a concurrent, separate offer to purchase any and all Shares held by persons resident in the United States (the ‘‘U.S. Offer’’), at a price of U.S. $ 5.50 per Share to all holders of Shares resident in the United States of America (the (“U.S. Holders”). U.S. Holders may only tender their Shares to the U.S. Offer.

The U.S. Offer is made in the United States; where the NASDAQ is located, principal trading market of the Shares. Pursuant to requirements of U.S. law, the U.S. Offer must remain open for at least 20 business days, the offer is centralized and any U.S. Holder is permitted to withdraw Shares previously tendered until expiration of the U.S. Offer. So that shareholders are treated equally in the U.S. Offer and the Offer (which is required by U.S. regulations), by way of derogation from articles 233-1 1

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and following of the General Regulation of the AMF and as explained in more details in part III of the Offeror’s memorandum, the Offer (i) will last 20 trading days, (ii) be centralized by Euronext Paris and (iii) the sale orders will be revocable at any time until the last day of the Offer.

Holders of Shares who are not resident in France or in the United States may tender their Shares in the Offer as long as the laws and regulations applicable to such holders authorize them to do so and under their responsibility.

1.1.          Context of and rationale for the transaction

1.1.1.	Presentation of the Company and background of the transaction

The following summarizes the significant events that led to the signing of the Reorganization Agreement (as defined below) and to the launch of the Offers, without pretending to represent the exhaustiveness of the exchanges between the concerned parties.

Cnova was incorporated on May 30, 2014, as a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands. In July 2014, Cnova completed the reorganization of the eCommerce businesses of Casino and its affiliated entities in France and Brazil, including CBD and Via Varejo. Following the completion of this initial reorganization, Cnova owned, directly or indirectly, substantially all of the assets that were used in the non-food eCommerce businesses of Casino, CBD and Via Varejo. On November 25, 2014, Cnova completed the initial public offering of its Shares, which began trading on NASDAQ on that date. On January 23, 2015, the Shares began trading on Euronext Paris under the ticket symbol “CNV”, with Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. acting as bookrunners, and BNP Paribas Securities Corp., HSBC Securities (USA) Inc., Natixis Securities Americas LLC and SG Americas Securities LLC acting as co-manager of the offer.

The senior management and the boards of directors of Casino and Cnova actively monitor and assess developments in the online retail industry, as well as economic and business trends in Brazil and France, which are the primary markets in which Cnova used to compete. In addition, the senior management of Via Varejo and its board of directors actively monitor and assess developments in the Brazilian brick-and-mortar retail industry, as well as overall economic and business trends in Brazil. Casino, as the controlling shareholder of its group of affiliated companies (the “Casino Group”), periodically reviews the performance of the affiliated entities within its affiliated companies, including Cnova and Via Varejo, and regularly assesses opportunities to improve the competitive position and business strategy of the Casino Group, as well as to maximize operating synergies among the Casino Group companies.

Throughout late December of 2015 and January and February of 2016, representatives of Casino, including Jean-Yves Haagen, Group General Counsel and Luis Enrique Devis, Director of Corporate Development and Holdings – Latam, and representatives of Cnova, including Stéphane Brunel (then Deputy Chief Financial Officer of Cnova, at present Chief Financial Officer of Cnova), and Steven Geers, General Counsel of Cnova, evaluated potential transaction structures that would permit the combination of

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Cnova’s Brazilian eCommerce business with Via Varejo. To assist in the legal aspects of this review, Casino and Cnova engaged Darrois Villey Maillot Brochier (“Darrois”), NautaDutilh N.V. (“NautaDutilh”), Trindade Sociedade de Advogados, (“Trindade”), Lefosse Advogados (“Lefosse”), and Wachtell, Lipton, Rosen & Katz, (“Wachtell Lipton”), as legal advisors.

On March 3, 2016, the Cnova board of directors met telephonically, discussed a broad outline of the proposed transactions, and met telephonically with members of Cnova’s management and representatives of BNP Paribas, financial advisors to Cnova, and a representative of Eight Advisory France S.A.S. (“Eight Advisory”). During this meeting, the following Cnova’s board of directors members determined that, in light of the relationships between Cnova, CBD, Via Varejo and their controlling shareholder, Casino, each of the following members of Cnova’s board of directors recused themselves from participating in any further deliberations and decision making in connection with the Transactions: Peter Estermann, Didier Lévêque, Ronaldo Iabrudi do Santos Pereira, Eleazar de Carvalho Filho, Yves Desjacques, Antoine Giscard d’Estaing and Arnaud Strasser. The Cnova board of directors then approved the formation of a Transaction Committee for purposes of evaluating, negotiating and entering into agreements in connection with the Transactions, which is referred to herein as the “Cnova Transaction Committee”, consisting of Silvio J. Genesini, Bernard Oppetit and Cnova’s chief executive officer, Emmanuel Grenier. The other members of the Cnova board of directors then left the meeting.

The Cnova Transaction Committee subsequently discussed with representatives of management and BNP Paribas, the strategic rationale of a series of transactions that would combine the business of Via Varejo and Cnova Brazil, including, among other things, the operational difficulties experienced by Cnova Brazil and refocusing Cnova on the Cdiscount business in France, where Cdiscount has a market-leading position and a demonstrated capacity for expanding market share. The Cnova Transaction Committee retained Freshfields Bruckhaus Deringer LLP (“Freshfields”), as independent counsel to the Cnova Transaction Committee, and Eight Advisory as independent valuation expert to the Cnova Transaction Committee in connection with its evaluation of the proposed Transactions. In addition to representatives of the aforementioned financial advisors, representatives of Darrois, Lefosse, NautaDutilh, Trindade and Wachtell Lipton, were also present at the meeting. At the conclusion of this meeting, the Cnova Transaction Committee directed Cnova’s management to explore further the proposed Transactions and to develop a review of any other strategic alternatives available to Cnova, to be presented to the Cnova Transaction Committee.

On March 9, 2016 and March 15, 2016, the Cnova Transaction Committee met telephonically with members of Cnova’s management and representatives of BNP Paribas. Representatives of Freshfields also participated in the calls. During these meetings, Stéphane Brunel, presented a number of strategic alternatives to the Cnova Transaction Committee, including (a) the possibility of a sale of Cnova Brazil to an unaffiliated third party, (b) the possibility of an exchange offer by Via Varejo in connection with Via Varejo’s acquisition of Cnova Brazil, (c) the sale of Cnova Brazil to Via Varejo for cash, together with a possible share buyback by Cnova or a special dividend of the cash proceeds of the transaction, (d) a tender offer by Casino for Shares followed by an indirect merger of Cnova Brazil into Via Varejo and the

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cancellation of Via Varejo’s interest in Cnova and (e) the indirect merger of Cnova Brazil into Via Varejo, followed by a tender offer by Casino for Shares and a cancellation of Via Varejo’s interest in Cnova.

During these meetings, the Cnova Transaction Committee discussed the advantages and disadvantages of each of these potential strategic alternatives. The Cnova Transaction Committee eliminated the possibility of a sale to a third party outside the CBD and its group of affiliated companies because of the loss of brands and other intellectual property licensed from CBD and Via Varejo would be likely to destroy value in the business. The Cnova Transaction Committee also eliminated the possibility of an exchange offer by Via Varejo in consideration of its acquisition of Cnova Brazil because of the timing implications and legal complexities involved in conducting an exchange offer in the United States, which Via Varejo would be required to register under the U.S. Securities Act of 1933, as amended, and which would result in Via Varejo having ongoing reporting obligations in the United States under the U.S. Securities Exchange Act of 1934, as amended. The Cnova Transaction Committee determined not to pursue a cash sale of Cnova Brazil to Via Varejo because it was informed by Cnova’s management that Via Varejo would be unable to fund adequate cash consideration. After extensive discussion, the Cnova Transaction Committee ultimately determined that the possibility of a reorganization of the Cnova Brazil business within Via Varejo, by means of an indirect merger, followed by a cancellation of Via Varejo’s interest in Cnova, together with a tender offer by Casino for Shares, would be the best available strategic alternative for Cnova and Cnova Brazil. The Cnova Transaction Committee preferred this alternative because of the significant operational synergies between Cnova Brazil and Via Varejo, the simplification of the Cnova holding structure, which would focus entirely on Cdiscount following the completion of the transaction, and the relatively expeditious timeline for completing such a transaction.

In determining to require that Casino undertakes a tender offer for Shares, conditioned only on completion of the proposed reorganization, the Cnova Transaction Committee noted that, as a result of the completion of the proposed reorganization, the business profile of Cnova would be significantly altered and investors may prefer to receive a fixed cash payment for their Shares, rather than retaining an interest in Cnova. The Cnova Transaction Committee also noted its expectation that the liquidity of Shares on NASDAQ and Euronext Paris would be significantly reduced if the Offers were successful. The Cnova Transaction Committee stated its expectation that the price to be offered by Casino in the Offers would reflect full and fair value for the Shares. Finally, in connection with the potential transaction, BNP Paribas discussed historical trading prices per share for Shares and target prices for Shares based on publicly available equity research estimates.

On March 25, 2016, the Cnova Transaction Committee met telephonically with members of Cnova’s management and representatives of BNP Paribas. Representatives of Freshfields also participated in the call, together with representatives of Darrois and NautaDutilh. The meeting participants were provided with a preliminary draft of the valuation report of BNP Paribas, which report included preliminary valuations of Cnova Brazil, Cdiscount and Cnova on a consolidated basis. After reviewing these preliminary valuations, the members of the Cnova Transaction Committee indicated their belief that, based on the Cnova business plan and the

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financial advisors’ extrapolation period projections, the valuation of Cnova on a per share basis should reflect a very significant premium to the market price of Shares.

On March 27, 2016, representatives of Casino and Cnova sent a draft of a non-binding memorandum of understanding with respect to the proposed reorganization to members of Via Varejo’s management and Via Varejo’s legal advisors. The draft memorandum of understanding provided for Cnova Brazil to be reorganized within Via Varejo through a series of corporate transactions, pursuant to which Via Varejo’s approximately 21.9% indirect interest in Cnova would be cancelled. The draft memorandum of understanding provided for indemnification obligations of Cnova, the amount of which, if payable, would be reduced by 21.9% in respect of the portion of any loss corresponding to Via Varejo’s level of ownership in Cnova prior to the completion of the transaction. The draft memorandum of understanding also provided that Cnova would not have any liability for indemnification in respect of conduct occurring prior to October 17, 2013, the date on which the Casino Group initially acquired control of Cnova Brazil from Via Varejo.

On March 31, 2016 and April 1, 2016, a representative of Via Varejo met with Mr. Devis, Rafael Russowsky and Mr. Brunel, together with representatives of Darrois, Lefosse, NautaDutilh, Trindade and Wachtell Lipton, to discuss the draft memorandum of understanding. The parties discussed the draft memorandum of understanding and, in particular, the approach to indemnification set forth therein. The parties discussed whether the limitation on Cnova’s indemnification obligations in respect of Via Varejo’s pre-transaction ownership might be acceptable to Via Varejo. The parties also discussed that Via Varejo would not likely accept a limitation of Cnova’s indemnification obligations in respect of the period prior to Casino Group obtaining control of the operations of the Cnova Brazil business.

On April 13, 2016, the Cnova Transaction Committee met with members of Cnova’s management, representatives of BNP Paribas and representatives of Eight Advisory at BNP Paribas’s office in London. A representative of Freshfields also participated in the meeting, together with representatives of Darrois and NautaDutilh. Mr. Brunel explained that, based on discussions in prior meetings and updated market data, BNP Paribas had revised its draft valuation report to reflect revised preliminary valuations of Cnova Brazil, Cdiscount and Cnova on a consolidated basis. At the meeting, BNP Paribas discussed these preliminary valuations, including the ranges of equity value per share that such preliminary valuations implied.

On April 18, 2016, representatives of Casino and Cnova sent a revised draft of the memorandum of understanding with respect to the proposed reorganization to members of Via Varejo’s management and Via Varejo’s legal advisors, reflecting Casino and Cnova’s positions with respect to the proposed transaction.

On April 28, 2016, in response to speculation in the press related to a potential transaction involving Via Varejo and Cnova Brazil, Via Varejo and Cnova issued a press release confirming that the companies were reviewing, together with certain of their affiliates, the viability of and interest in a potential reorganization in which Cnova Brazil would be reorganized within Via Varejo.

On May 3, 2016, the Cnova Transaction Committee met in Paris, joined by representatives from Cnova management, representatives of Casino, BNP Paribas, Eight Advisory and Freshfields, with representatives of Darrois and NautaDutilh

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joining by telephone. During this meeting, the members of the Cnova Transaction Committee reiterated their support for the further exploration of the proposed Transactions and determined that the Cnova Transaction Committee required that the price offered by Casino in the Offers be US$5.50 per Share in order for the Cnova Transaction Committee to be able to support the proposed Reorganization.

On May 5, 2016, in response to continued rumors in the press relating to a potential transaction, at the instruction of Via Varejo’s management and the Cnova Transaction Committee, Cnova’s and Via Varejo’s respective legal advisors discussed a short-form version of the draft memorandum of understanding with respect to the proposed reorganization, which would set forth the economic terms of the proposed reorganization and an agreed-upon valuation range for Cnova Brazil for purposes of the proposed reorganization, and would defer negotiation of other provisions of a definitive Reorganization Agreement, including the content of the representations and warranties, interim operating covenants and indemnification provisions, to a later date. Via Varejo and the Cnova Transaction Committee instructed their advisors to proceed with the negotiation of such a short-form non-binding memorandum of understanding.

On May 10, 2016, the audit committee of the Casino board of directors, which is referred to herein as the “Casino audit committee” and the “Casino board”, respectively, met with members of Casino’s management, representatives of Rothschild & Co Banque (“Rothschild”), and Crédit Agricole Corporate & Investment Bank (“CACIB”), financial advisors to Casino, as well as representatives of Messier Maris & Associés (“MMA”), special financial advisor to the Casino audit committee, to review the terms of the proposed Reorganization and the Offers. Representatives of Darrois, legal advisor to Casino and Cnova, also attended the meeting. Representatives of Casino’s management and of Darrois gave the members of the Casino audit committee an overview of the proposed Transactions, of the proposed non-binding memorandum of understanding and of the commitment letter whereby Casino would undertake to Cnova that, should the proposed reorganization be completed, Casino would launch tender offers in the United States and outside of the United States, with an offer price of US$5.50 per Share. Representatives of Rothschild and CACIB presented their conclusions, as set forth in their preliminary joint valuation report, reflecting valuations of Cnova Brazil, Cdiscount and Cnova on a consolidated basis. A representative of MMA then stated that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations described in the MMA valuation report, the analysis and the results presented by the Casino financial advisors in the Casino financial advisors valuation report were consistent with the analysis performed by MMA and that the Casino financial advisors’ analysis had been conducted in accordance with the methods upon which MMA has no comments other than those summarized in the MMA report. On this basis, the Casino audit committee determined to recommend the terms of the proposed Transactions, including the terms of the proposed reorganization set forth in the non-binding memorandum of understanding, and the tender offers to the full Casino board.

On May 11, 2016, Via Varejo’s board of directors, which is referred to herein as the “Via Varejo board”, met and determined, in accordance with Via Varejo’s policy for related party transactions, to create a special committee composed of a majority of independent directors, in order to analyze the terms and conditions of the proposed

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reorganization, to negotiate the final Reorganization Agreement (as it is defined below) and to issue a recommendation to the Via Varejo board regarding the proposed Reorganization and the new operational agreement to be entered into between CBD and Via Varejo in connection with the proposed Reorganization. The Via Varejo board appointed Alberto Guth, Renato Carvalho do Nascimento and Christophe Hidalgo to the newly formed Via Varejo special committee, which is referred to herein as the “Via Varejo special committee”.

Also on May 11, 2016, pursuant to the shareholders agreement in place among the shareholders of Via Varejo a the representatives of CBD and of the CB Group (a group of shareholders of Via Varejo that is unaffiliated with Casino, CBD and Cnova, consisting of Mr. Michael Klein and the companies EK VV Limited, Bahia VV RK Limited, Bahia VV NK Limited, Altara RK Investments Limited and Altara NK Investments Limited, collectively holding approximately 27.3% of the outstanding share capital of Via Varejo as of September 29, 2016) approved a shareholders’ resolution. Pursuant to the shareholders’ resolution: (i) CBD committed to not exercise its voting rights at the meeting of Via Varejo’s shareholders in connection with the proposed reorganization, in order to enhance the independence of the approval of the Via Varejo shareholders by effectively granting Via Varejo’s minority shareholders the power to approve or reject the proposed reorganization; and (ii) the CB Group committed to vote in favor of the proposed reorganization at such meeting provided that the Via Varejo special committee unanimously recommends such a vote.

Also on May 11, 2016, CBD’s board of directors met and decided, in compliance with CBD’s policy for related party transactions, to create a special committee composed of a majority of independent directors, in order to analyze the terms and conditions of the proposed Transactions and issue a recommendation to CBD’s board of directors regarding (i) the vote to be cast by CBD at the meeting of Cnova’s shareholders in connection with the proposed reorganization; (ii) whether or not CBD would agree not to tender its Shares into the Offers; and (iii) the terms and conditions of the new operational agreement to be entered into between CBD and Via Varejo in connection with the completion of the proposed reorganization. The CBD board of directors named board members Eleazar de Carvalho Filho, Maria Helena S. F. Santana and Luiz Aranha Corrêa do Lago as the members of the CBD special committee (the “CBD special committee”).

Also on May 11, 2016, the Cnova Transaction Committee met telephonically with members of Cnova’s management, representatives of BNP Paribas and representatives of Eight Advisory. Representatives of Freshfields also participated in the call, together with representatives of Darrois and NautaDutilh. A representative of BNP Paribas presented a revised draft valuation report based on current market information. The representative of BNP Paribas discussed with the Cnova Transaction Committee these updated preliminary valuations, including the ranges of equity value per share that such updated preliminary valuations implied. Further, Eight Advisory also presented its preliminary valuation report, reflecting valuations for Cnova Brazil, Cdiscount and Cnova on an unconsolidated basis (after taking account of overhead and other operational holding costs). The representatives of Casino also confirmed that Casino had agreed to launch a tender offer at a price of US$5.50 per Share should the proposed reorganization be completed, as set forth in a draft commitment letter from Casino to the Cnova Transaction Committee. The Cnova Transaction Committee

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thereafter resolved to authorize Cnova’s management to execute the non-binding memorandum of understanding and to enter into negotiations with respect to definitive transaction documentation on the basis of the memorandum of understanding.

Later on May 11, 2016, after the meetings of the Via Varejo board and the Cnova Transaction Committee, Casino delivered a commitment letter to Cnova regarding the Offers to be undertaken following completion of the proposed Reorganization and Cnova and Via Varejo executed the non-binding memorandum of understanding regarding the proposed reorganization. Following the execution of these agreements, Via Varejo, Cnova and Casino issued press releases disclosing the proposed Transactions and the execution of the non-binding memorandum of understanding.

On May 20, 2016, the Via Varejo special committee held a conference call to discuss the scope of work that would be carried out by the Via Varejo special committee in connection with the evaluation of the proposed reorganization and the engagement of independent external financial and legal advisors. They were joined by Peter Estermann, chief executive officer of Via Varejo, and André Rizk, general counsel of Via Varejo. The Via Varejo special committee later engaged Banco Santander (Brasil) S.A. (“Santander”) as its external and independent financial advisor and Yazbek Advogados (“Yazbek”), and Campos Mello Advogados, (“Campos Mello”), as independent legal advisors.

On June 8, 2016, the Cnova Transaction Committee met in São Paulo, Brazil, and was joined in person by Steven Geers, general counsel of Cnova, Messrs. Devis and Russowsky, representatives of Casino, and representatives of Trindade. Mr. Brunel and representatives of BNP Paribas and Freshfields attended the meeting by telephone. During this meeting, the Cnova Transaction Committee received an update on the ongoing negotiations with the Via Varejo special committee and its advisors.

On June 20, 2016, the Via Varejo special committee met by videoconference, together with a representative of Campos Mello. At this meeting, the Via Varejo special committee determined the scope of due diligence to be undertaken in connection with the proposed reorganization; (i) the engagement of a consultant to carry out financial and accounting due diligence with respect to Cnova Brazil; and (ii) the engagement of Davis Polk & Wardwell LLP (“Davis Polk”), as special counsel for matters of U.S. law, in particular with respect to certain litigation then-pending against Cnova and in connection with the negotiation and drafting of a definitive Reorganization Agreement.

On June 21, 2016, the Via Varejo special committee and its legal advisors met in São Paulo, and were joined by André Rizk, then-general counsel of Via Varejo, Messrs. Devis and Russowsky and representatives of Trindade and Lefosse. During this meeting, the Via Varejo special committee received an update with respect to the ongoing investigation of certain accounting matters with respect to Cnova Brazil and related litigation.

On June 23, 2016, the Via Varejo special committee, Campos Mello and Yazbek met in São Paulo, and were joined by Messrs. Devis and Russowsky and by representatives of Trindade and Lefosse, to discuss the terms of the draft Reorganization Agreement, particularly the proposed limitations on Cnova’s indemnification obligations. The members of the Via Varejo special committee expressed their continued view that Cnova should indemnify Via Varejo with respect to conduct arising prior to the Casino

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Group obtaining control over the operations of the Cnova Brazil business. The members of the Via Varejo special committee and the representatives of Casino also discussed whether or not Cnova’s indemnification obligations under the Reorganization Agreement would be subject to a cap. The members of the Via Varejo special committee indicated that the concept of a cap would be acceptable, subject to specified exceptions and if the cap was of a large enough amount.

On July 6, 2016, legal advisors to Via Varejo’s special committee provided Casino’s and Cnova’s legal advisors with a revised draft of the Reorganization Agreement. Among other provisions, the draft provided that Casino would be a party to the Reorganization Agreement as a guarantor of Cnova’s obligations thereunder, removed limitations on indemnification and expanded the representations and warranties to be made by Cnova in respect of Cnova Brazil’s business. The revised draft also provided for an adjustment to the balancing payment based on a full reconciliation of the balance sheet of Cnova Brazil at the completion of the Reorganization.

On July 12, 2016, the Via Varejo special committee and its legal advisors met in São Paulo with Mr. Devis and representatives of Trindade and Lefosse. The parties discussed the status of the negotiation of the draft Reorganization Agreement and the schedule for the finalization of Cnova’s restated financial statements. The parties further discussed the terms of the draft Reorganization Agreement that remained under negotiation. In particular, the parties discussed whether Casino would be a party to the Reorganization Agreement; whether the Reorganization Agreement would include a balancing payment adjustment; whether Cnova would be responsible to Via Varejo for indemnification with respect to conduct that occurred prior to the Casino Group obtaining control over the business of Cnova Brazil; and whether other indemnification limitations should be included in the Reorganization Agreement. These positions were discussed among Mr. Devis, the members of the Via Varejo special committee and their respective advisors. The status of Via Varejo’s due diligence and the draft operational agreement were also discussed.

On July 15, 2016, the Cnova Transaction Committee met by telephone, together with members of Cnova’s and Casino’s management, the legal advisors to Cnova and Casino and representatives of Freshfields, the legal advisor to the Cnova Transaction Committee. A representative of Trindade updated the members of the Cnova Transaction Committee on the key issues raised by Via Varejo’s most recent draft of the Reorganization Agreement (as it is defined below) as well as the key points of disagreement discussed during the July 12, 2016 meeting between Cnova’s legal advisors and the legal advisors to the Via Varejo special committee. In particular, the members of the Cnova Transaction Committee were informed that the Via Varejo special committee was unlikely to accept an exclusion from indemnification for items occurring prior to the Casino Group gaining control over the business of Cnova Brazil in October 2013. Mr. Brunel discussed with the members of the Cnova Transaction Committee the challenges posed by Via Varejo’s request for a balancing payment adjustment and the various methods of making such an adjustment. The Cnova Transaction Committee requested that Cnova’s financial advisors undertake a review of possible balancing payment adjustment methodologies in order to make a recommendation on a methodology that would be fair to both Cnova and Via Varejo. The members of the Cnova Transaction Committee and the advisors also discussed alternative approaches that might allow the proposed reorganization to proceed

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without a balancing payment adjustment, including the possibility of adopting a locked box mechanism.

During the morning of July 25, 2016, the members of the Cnova Transaction Committee met telephonically, together with representatives of Freshfields, representatives of Cnova’s and Casino’s management, representatives of Eight Advisory, representatives of BNP Paribas and representatives of Cnova’s and Casino’s legal advisors, including Darrois, Lefosse, NautaDutilh, Trindade and Wachtell Lipton. A representative of BNP Paribas presented an overview of possible balancing payment adjustment methodologies, noting the advantages and disadvantages of the various methodologies to Cnova. After a detailed discussion of these alternatives, the Cnova Transaction Committee instructed management and the advisors to negotiate a balancing payment adjustment based on differences in the working capital and net debt positions of Cnova Brazil as compared to forecasted targets as of the applicable Reorganization Date.

During the afternoon of July 25, 2016, Messrs. Genesini, Devis and Russowsky, together with representatives of Darrois, Lefosse, Trindade, NautaDutilh and Wachtell Lipton met with the Via Varejo special committee, together with representatives of Campos Mello, Yazbek and Davis Polk to discuss the principal open terms of the draft Reorganization Agreement. The discussions included the possibility of an adjustment to the cash portion of the consideration to be paid by Via Varejo to Cnova in the proposed reorganization, which adjustment would be based on Cnova Brazil’s working capital and net debt positions, and the limitations on Cnova’s indemnification obligations under the draft Reorganization Agreement. Later on July 25, 2016, following this meeting, Cnova’s legal advisors delivered a marked-up draft of the draft Reorganization Agreement to Via Varejo’s legal advisors, reflecting the negotiating positions that had been described to the Via Varejo special committee and its legal advisors earlier that day.

Also on July 25, 2016, the Via Varejo special committee engaged the law firm De Brauw Blackstone Westbroek, for support in connection with the proposed reorganization with respect to matters of Dutch law.

On July 26, 2016, Messrs. Devis, Russowsky and Brunel, representatives of Via Varejo, representatives of BNP Paribas, and representatives of Santander spoke by telephone and discussed possible approaches to adjusting the amount of the cash consideration to be paid by Via Varejo to Cnova in the proposed reorganization, including the economic basis of the target net debt and working capital against which any such adjustment would be measured. The representatives of Santander indicated that, subject to review and confirmation by Santander and the members of the Via Varejo special committee of the projections of Cnova Brazil’s working capital and net debt position through the likely Reorganization Date, the concept of a working capital and net debt adjustment would be acceptable to Via Varejo.

On July 27, 2016, the Casino audit committee met with members of Casino’s management and representatives from Darrois to discuss, among other things, the request of the Via Varejo special committee that Casino execute the draft Reorganization Agreement, for the purpose of guaranteeing Cnova’s obligations thereunder. Representatives of Casino’s management and representatives of Darrois were present by phone. After discussing the matter with members of Casino’s

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management and Casino’s legal advisors, the Casino audit committee agreed with management’s recommendation, but that Casino offer to support Cnova’s indemnification obligations through the provision of a separate limited guarantee, up to a maximum amount of U.S. $60 million, instead of Casino being a party to the Reorganization Agreement.

On July 28, 2016, the Via Varejo special committee met with Campos Mello and Yazbek in order to discuss the pending issues concerning the Reorganization Agreement, including the guarantee sought from Casino and the balancing payment adjustment mechanism and indemnity provision.

On July 28, 2016, the members of the Cnova Transaction Committee, together with representatives of Cnova management, Messrs. Devis and Russowsky and representatives of Darrois, Lefosse, NautaDutilh, Trindade and Wachtell Lipton, held a call with representatives of the Via Varejo special committee and their legal advisors from Campos Mello and Yazbek. Casino and Cnova’s legal advisors explained that Casino preferred not to be a party to the draft Reorganization Agreement, as well as the view of Casino and Cnova that, in light of the substantial assets and continuing business of Cnova following the completion of the proposed transaction, no guarantee from Casino should be necessary because Cnova would have adequate assets to support its obligations following closing. The parties also discussed the scope of Cnova’s indemnification obligations and the balancing payment adjustment mechanism. The Via Varejo special committee agreed to review the latest draft of the Reorganization Agreement provided by Cnova. The representatives of Casino indicated that, in light of the importance of the guarantee to the Via Varejo special committee, Casino’s board would discuss the matter.

On July 29, 2016, the Casino board discussed Via Varejo’s request for a guarantee and approved, among other things, the provision to Cnova of a separate limited guarantee (or, if so determined, a letter of credit from an internationally recognized banking institution), up to a maximum amount of US$60 million, which could be used to Cnova’s indemnification obligations under the draft Reorganization Agreement. The Casino Board also received updated information about the progress of the negotiations and the different contracts to which Casino would be a party as part of the Transactions.

On July 30, 2016, the Cnova Transaction Committee held a meeting by telephone joined by representatives of Cnova management, of Eight Advisory and the committee’s legal advisors, and also was attended by representatives of BNP Paribas, during which BNP Paribas and Eight Advisory provided their respective updated preliminary analyses on the valuation of Cnova, Cnova Brazil and Cdiscount. The committee reviewed and discussed the updated preliminary analyses and provided feedback.

Also on July 30, 2016, the Via Varejo special committee and its legal advisors held a conference call in order to resolve on the proposals received from Cnova, in light of the discussions held on the previous days. The Via Varejo special committee concluded that such proposals were, in concept, consistent with the interests of Via Varejo’s shareholders and, therefore, resolved to accept the concept of a balancing payment adjustment and Cnova’s proposal that, instead of Casino being party to the proposed reorganization, Casino would provide support for Cnova’s indemnification

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obligations through alternate means including a guarantee. The Via Varejo special committee then discussed the pending issues concerning the indemnity provision contained in the draft Reorganization Agreement, including the scope of the limitations thereon.

On August 3, 2016, the Via Varejo special committee held a conference call with their legal advisors in order to discuss their additional comments to the draft Reorganization Agreement. On the same date, representatives of Davis Polk delivered a marked-up draft of the Reorganization Agreement to representatives of Wachtell Lipton, reflecting the outcome of the parties’ conversation on July 28, 2016.

On August 4, 2016, the Via Varejo special committee met with representatives of Santander, Campos Mello and Yazbek, in order to analyze the draft financial analysis report prepared by Santander and the adjustments made in view of Cnova’s recent restatement of its financial statements following the conclusion of its internal investigation into certain accounting concerns at Cnova Brazil, and the revised business plans of Cnova and Cnova Brazil. The Via Varejo special committee posed several questions to Santander, including with respect to synergies and the adjustments made due to the results of an accounting investigation at Cnova Brazil.

Also on August 4, 2016, representatives of Davis Polk, Campos Mello and Yazbek met with Mr. Geers, general counsel of Cnova, and representatives of Darrois, Lefosse, NautaDutilh, Trindade and Wachtell Lipton to negotiate the legal terms of the draft Reorganization Agreement. The members of the Via Varejo special committee and Messrs. Devis and Russowsky also joined the meeting by telephone. During this meeting, the parties agreed that Cnova would agree to indemnify Via Varejo for certain liabilities of Cnova Brazil related to consumer claims and labor matters, as more specifically set forth in the Reorganization Agreement. The parties also agreed on which components of Cnova’s indemnification obligations would be subject to the aggregate cap on liability and that Cnova would place a portion of the cash to be received at the completion of the proposed reorganization into escrow, in support of Cnova’s indemnification obligations to Via Varejo under the draft Reorganization Agreement. Following this meeting, Wachtell Lipton circulated a revised draft of the Reorganization Agreement to the Via Varejo special committee’s legal advisors.

On August 5, 2016, Mr. Devis and the members of the Via Varejo special committee engaged in a discussion of the financial terms of the proposed reorganization. They agreed that the proposed Reorganization would estimate an equity value of Cnova equal to approximately U.S. $2.2 billion and an equity value of Cnova Brazil equal to approximately U.S. $489.0 million. Based on these valuations and on the outstanding principal and interest on existing loan agreements existing loan agreements between Cnova Brazil, Cnova and Cnova Finança, a besloten vennootschap met beperkte aansprakelijkheid organized under the law of the Netherlands (“Cnova Finança”) equal to approximately U.S. $156.0 million, the parties agreed that Via Varejo would make a cash payment to Cnova in the amount of approximately R$16.5 million. These amounts were within the valuation ranges set forth in the non-binding memorandum of understanding and were agreed on the basis of an exchange rate of 3.2763 R$/U.S. $, as set forth in the Reorganization Agreement.

Over the course of August 5, 6 and 7, 2016, the parties and their legal advisors finalized the remaining terms of the draft Reorganization Agreement, including the

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remaining open points with respect to Cnova’s indemnification obligations and the limitations on such obligations pursuant to the Reorganization Agreement.

During the morning of August 8, 2016, CBD’s board of directors met, and the CBD special committee submitted its considerations and conclusions to the CBD board of directors, including its unanimous recommendation in favor of (i) CBD’s vote in favor of approval of the Reorganization at the extraordinary general meeting of Cnova shareholders (“Cnova EGM”); and (ii) CBD agreement not to tender its Shares in the Offers. In light of the favorable recommendation of CBD’s special committee, and considering that Casino submitted a commitment letter to CBD, pursuant to which Casino has granted CBD certain governance and liquidity rights in relation to the interest held by CBD in Cnova, CBD’s board of directors resolved that CBD shall vote in favor of approval of the Reorganization at the Cnova EGM and that CBD shall not tender its Shares in the Offers. CBD’s board of directors also confirmed its prior resolution that CBD shall not exercise its voting rights with respect to the Reorganization at the extraordinary general meeting of the Via Varejo shareholders.

Also during the morning of August 8, 2016, a meeting of Via Varejo’s Board of Directors was held at which representatives of Santander, Campos Mello and Yazbek were present, in which the Via Varejo special committee submitted its considerations and conclusions to Via Varejo’s Board of Directors, as well as its unanimous recommendation in favor of the implementation of the proposed reorganization and the execution of the proposed Reorganization Agreement. In light of the Via Varejo’s special committee’s favorable recommendation, Via Varejo’s Board of Directors resolved to approve (i) the execution of the draft Reorganization Agreement with Cnova Brazil and Cnova NV, as well as (ii) the convening of an extraordinary general shareholders meeting in order to submit the proposed reorganization to the approval of, holders of Via Varejo’s common and preferred shares. The Via Varejo’s Board of Directors further approved the submission of Via Varejo’s new stock option compensation plan to Via Varejo’s shareholders for approval. The Via Varejo Board also approved, following the recommendation of the Via Varejo special committee, the execution of the new operational agreement between CBD and Via Varejo. Following this meeting, CBD and Via Varejo executed the new operational agreement (the “Reorganization Agreement”).

Later on August 8, 2016, after Casino had executed a letter agreement memorializing its undertaking to launch the Offers (the “Casino-Cnova Undertakings Letter”), the Cnova Transaction Committee met by telephone, together with members of Cnova’s management and representatives of BNP Paribas, Eight Advisory, Freshfields, Darrois, Lefosse, NautaDutilh, Trindade and Wachtell Lipton, to discuss and review the negotiated terms of the proposed reorganization transaction. Mr. Brunel presented an overview of recent negotiations with the Via Varejo special committee. A representative of Wachtell Lipton reviewed the terms of the draft Reorganization Agreement that had been negotiated with the Via Varejo special committee and its counsel, including the indemnification terms, the terms of the escrow arrangements and the mechanics of the working capital and financial net debt adjustment. A representative of Lefosse described certain of the termination provisions contained in the draft Reorganization Agreement. A representative of BNP Paribas made a presentation concerning its revised valuation of Cnova, Cnova Brazil and Cdiscount. Following the presentation by BNP Paribas, a representative of Eight Advisory made a

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financial presentation concerning the proposed reorganization and delivered its independent expert report on the financial terms of the proposed reorganization, including its opinion that, as of August 8, 2016 and based upon, and subject to, the factors and assumptions set forth therein, the consideration to be received by Cnova pursuant to the Reorganization Agreement (as it is defined below) was fair, from a financial point of view, to Cnova minority shareholders. A representative of Freshfields then reviewed with the directors the legal standards applicable to their decisions and actions with respect to the proposed reorganization. Following discussions and deliberations, including a determination that the Cnova Transaction Committee had made a thorough assessment of the Reorganization as compared to other strategic alternatives and having thoroughly considered the merits, advantages and potential disadvantages of the Transactions, and considering the interests of Cnova and its stakeholders, including Cnova’s minority shareholders, the Cnova Transaction Committee, representing the Cnova board of directors, unanimously (i) determined that the Transactions are in the best interests of Cnova, its shareholders and all other stakeholders, (ii) determined that the Transactions are fair, advisable and in the best interests of unaffiliated Cnova shareholders, (iii) resolved to enter into the Transactions and (iv) resolved to recommend that the holders of Shares approve the Reorganization and directed that the Reorganization be submitted to Cnova’s general meeting of shareholders for its approval.

Following the meeting of the Cnova Transaction Committee, (i) Cnova, Cnova Brazil and Via Varejo executed the Reorganization Agreement, (ii) Cnova released its signature to the Casino-Cnova Undertakings Letter, (iii) Casino and CBD executed the Casino-CBD Commitment Letter (as defined in section 1.3 of the Offeror’s offer memorandum) and (iv) CBD executed the CBD Support Letter, the terms of which are more fully described in section 1.3 of the Offeror’s offer memorandum.

Following the close of trading on the NASDAQ of August 8, 2016, Casino, Cnova, Via Varejo and CBD issued press releases announcing the execution of the Reorganization Agreement and the Reorganization and Casino’s agreement, subject to the completion of the Reorganization, to undertake the Offers.

On August 11, 2016, Via Varejo published the notice of an extraordinary general meeting of the Via Varejo shareholders, at which Via Varejo’s shareholders would be asked to approve, among other matters, the Reorganization. On the same date, Via Varejo also published the proposal of Via Varejo’s management with respect to the Reorganization for consideration at the extraordinary general meeting of the Via Varejo shareholders.

On September 12, 2016, Via Varejo’s shareholders (other than CBD) voted to approve the Reorganization at Via Varejo’s extraordinary general meeting of shareholders, with approximately 93.6% of the Via Varejo shareholders in attendance, in person or by proxy, voting in favor of the Reorganization.

Also on September 12, Cnova convened an extraordinary general meeting of shareholders to approve the Reorganization and take certain resolutions in connection with the Transactions.

On October 27, 2016, the extraordinary general meeting of shareholders, with 96.01% of shareholders present or having given proxy, approved the Reorganization with

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99.99% of shareholders present or represented voting in favour of the Reorganization.  The Reorganization was completed on October 31, 2016.

On December 1, 2016, the Cnova Transaction Committee had a meeting during which it analyzed the fairness opinion of Eight Advisory and decided to recommend the Cnova shareholders who are not affiliated with the Casino Group tender their Shares into the Offers.

1.1.2.	Context of the Offer

The steps involved in the completion of the Reorganization are described below, in a non-exhaustive manner.

The organizational structure of Cnova before the Reorganization was the following:

By way of introduction, the general scheme of the Reorganization may be summarized as follows.

-	Cnova has granted Via Varejo (indirectly) part of the shares forming Cnova Brazil’s share capital through a distribution of these shares for the sole benefit of Via Varejo. This distribution was made possible by the prior conversion of all the 96,790,798 Shares indirectly held by Via Varejo into preferred shares (the

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“Distribution Preferred Shares”) which immediately entitled their sole holder to the allocation of a number of shares of Cnova Brazil equal in value to the common shares converted. After this distribution, the Distribution Preferred Shares, having no longer any value, were transferred (indirectly) free of charge by Via Varejo to Cnova for cancellation.

-	The remaining shares of Cnova Brazil not distributed to Via Varejo (indirectly) was acquired by Cnova Brazil for a cash payment (the “Balancing Payment”), which was provisionally adjusted regarding financial net debts and working capital requirement of Cnova Brazil on the date of completion of the Reorganization (the “Balancing Payment Adjustment”) and may be adjusted on the basis of the final accounts. The Balancing Payment thus adjusted represents the difference in value between Cnova Bresil and the Via Varejo’s 21.9% interest in Cnova, valued at U.S. $ 5.00 per Share. These cash amounts are financed by the sums transferred to Cnova Brazil by Via Varejo through a merger that occurred at the beginning of the Reorganization transactions between Cnova Brazil and a subsidiary of Via Varejo, VV Part, the assets of which were composed of cash and securities of companies holding the interest of Via Varejo in Cnova.

Thus, at the completion of the Reorganization, Via Varejo holds the entire capital of Cnova Brazil and no longer holds any stake in Cnova. In the Reorganization, Cnova received:

-	The Distribution Preferred Shares, which represented approximately 21.9% of the share capital of Cnova prior to their conversion and which will be canceled on or about January 4, 2017; and

-	The Balancing Payment and Adjustment (of an amount of 16,470,000 BRL) of the provisional compensatory payment (of an amount of 3,900,000 BRL) for a total amount of R$ 20,370,301 (i.e. an amount of EUR 5,855,217 at a 3.479 EUR / R$ rate, without deduction of the taxes remaining to be paid by Cnova). The final adjustments adopted on December 12, 2016 led to determine a final amount of the Balancing Payment Adjustment of 26,823,000 BRL.

In addition, Cnova Brazil has repaid on November 8, 2016 the outstanding loan obligations which it owed to Cnova and Cnova Finança, together with all interest and any other accrued amounts up to the payment date (such principal amount, interest and other accrued amounts are referred herein as to the “Repayment Amount”). As of November 8, 2016, the aggregate principal amount and accrued interest owed under such loan agreements was R$ 526.95 million. As a result of the Reorganization, Via Varejo became the sole shareholder of Cnova Brazil and is no longer a direct or indirect shareholder of Cnova, meaning an amount repay of EUR 145.99 million.

These operations are more detailed below.

(i)	First step

Via Varejo has contributed to a non-operating holding company, wholly-owned by it, VV Part Participações S.A (hereinafter referred to as “VV Part”), in counterpart of the issuance of new shares:

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-	all of the issued and outstanding shares of Via Varejo Holding S.à.r.l., a wholly-owned subsidiary of Via Varejo organized under the laws of Luxembourg (“VV LuxCo”). VV LuwCo holds indirectly through Via Varejo Holding Netherlands B.V., a wholly owned subsidiary of VV LuxCo, organized under the laws of the Netherlands (“VV DutchCo”); 96,790,798 Shares, representing the overall holding in Via Varejo in Cnova (i.e. 21.9% of the Shares).

-	A cash supplement enabling VV Part to have sufficient equity to (i) enable Cnova Brazil to subsequently pay the Compensatory Payment and the Balancing Payment Adjustment and (ii) to make the subsequent merger between VV Part and Cnova Brazil possible in accounting terms.

Cnova Brazil has then absorbed VV Part by way of merger (hereinafter referred to as the “VV Part merger”). Following the merger of VV Part, Cnova Brazil held 100% of the share capital of VV LuxCo and Cnova held a 44.8% stake in Cnova Brazil, the balance being held by Via Varejo.

The following diagram represents the organigram of Cnova at the end of this first step:

(ii)	Second step

Cnova has converted its own 96,790,798 Shares (corresponding to 21.9% of its share capital) held by VV DutchCo into special shares which confer the right to an

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exceptional distribution in kind of Cnova Brazil shares (the “Distribution Preferred Shares”).

Cnova, has made under the Distribution Preferred Shares, a distribution in kind of 73,974,479 Cnova Brazil shares (out of a total of 74,924,847 shares it held) to VV DutchCo for an amount equal to the actual value of the Shares that have been converted to Distribution Preferred Shares, contractually valued between Cnova and Via Varejo at U.S. $ 5.00 per share. The Cnova Brazil distributed shares were successively distributed up to Cnova Brazil and have been canceled

Immediately after this distribution, Cnova acquired all the Distribution Preferred Shares free of charges held by VV DutchCo, for the purpose of cancellation.

The following diagram represents the organigram of Cnova at the end of this second step:

(iii)	Third step

Immediately thereafter, Cnova sold the remaining Cnova Brazil shares held by it (i.e. 950,368 shares for an aggregate cash payment of approximately R$ 20.4 million (i.e., approximately € 5.9 million, at a 3.48 EUR/R$ rate, subject to post-closing adjustments, and without deduction of the taxes remaining to be paid by Cnova) representing the Balancing Payment and the Balancing Payment Adjustment. The final

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adjustments adopted on December 12, 2016 led to determine a final amount of the Balancing Payment Adjustment of 26,823,000 BRL.

Upon completion of the Reorganization, Cnova Brazil has been wholly-owned by Via Varejo (and is expected to be subsequently merged into Via Varejo). In addition, Via Varejo no longer has any direct or indirect interest in Cnova and Cnova no longer has any interest in Cnova Brazil.

The following diagram represents the actual Cnova organigram:

1.1.3.	Transaction agreements

The following describes the principal terms of the agreements that have been entered into in the context of the Transactions, in a non-exhaustive manner.

(i)	The Reorganization Agreement

As mentioned in section 1.2 of the Offeror’s information memorandum, the Reorganization was completed on October 31, 2016.

The economic basis of the Reorganization Agreement is described in section 1.2 of the Offeror’s information memorandum.

Translation for information purposes only.

In case of discrepancy between the French and the English version, the French version shall prevail.

Balancing Payment Adjustment

Under the Reorganization Agreement, the Balancing Payment was subject to adjustment based on the level of financial net debt and working capital requirements of Cnova Brazil at the closing the Balancing Payment Adjustment). If the (negative) amount of working capital requirements minus the amount of financial net debt of Cnova Brazil at closing exceeded a specified target amount (which is referred to herein as the “Target Amount”) by more than 5%, the Balancing Payment was to be adjusted upward by the amount of such excess. Conversely, if the amount of working capital requirements minus the amount of financial net debt of Cnova Brazil at closing was less than the Target Amount by more than 5%, the balancing payment was to be adjusted downward by the amount of such deficit. The target amount depended on the date of the closing, and was based on end-of-month negotiated target levels of Cnova Brazil’s working capital requirements and financial net debt. The global Balancing Payment Adjustment on October 31, 2016 was of R$ 3.9 million (on a preliminary basis and subject to the final financial statements). The final adjustments adopted on December 12, 2016 led to determine a final amount of the Balancing Payment Adjustment of 26,823,000 BRL.

This amount may be subject to a post-closing adjustment in accordance with the terms of the Reorganization Agreement.

Representations and Warranties

The Reorganization Agreement contains customary representations and warranties of Via Varejo, Cnova and Cnova Brazil that are subject, to specified exceptions and qualifications.

Each of Cnova, Cnova Brazil and Via Varejo made representations and warranties with respect to, among other things:

-	organization, good standing and qualification to do business;

-	corporate authority and approval relating to the execution, delivery and performance of the Reorganization Agreement;

-	the absence of any need for action by governmental authorities in order to complete the mergers, other than actions set forth in the Reorganization Agreement;

-	enforceability of the Reorganization Agreement and all other documents necessary to implement the Reorganization;

-	absence of proceedings concerning insolvency or bankruptcy; and

-	the absence of any conflict with or violation or breach of organizational documents or any conflict with or violation of agreements, laws or regulations as a result of the execution, delivery and performance of the Reorganization Agreement and implementation of the Reorganization.

The Reorganization Agreement also contains additional representations and warranties of Cnova that relate to, among other things:

-	ownership of and title to Cnova Brazil shares;

-	the organization, good standing and qualification to do business of Cnova Brazil and its subsidiaries;

Translation for information purposes only.

In case of discrepancy between the French and the English version, the French version shall prevail.

-	licenses, records, registrations, permits and consents related to Cnova Brazil’s business;

-	unaudited financial statements of Cnova Brazil as of June 30, 2016;

-	compliance with applicable laws and ongoing litigation;

-	conduct of business in the ordinary course by Cnova Brazil between June 30, 2016 and the date of the Reorganization Agreement;

-	subsidiaries of Cnova Brazil;

-	branches and establishments of Cnova Brazil;

-	real estate and other property owned by Cnova Brazil;

-	absence of undisclosed liabilities;

-	certain contracts of Cnova Brazil and its subsidiaries;

-	labor and employment matters at Cnova Brazil;

-	employee benefit plans;

-	corporate taxes;

-	insurance policies at Cnova Brazil;

-	guarantees and similar obligations of Cnova Brazil;

-	powers of attorney granted by Cnova Brazil and its subsidiaries;

-	certain Cnova Brazil intellectual property; and

-	certain environmental matters.

Other disposition

Implementation of the Reorganization Steps. Each of Cnova, Cnova Brazil and Via Varejo agreed to carry out, or cause to be carried out, the reorganization steps at the times and on the conditions set forth in the Reorganization Agreement. Cnova has undertaken that Cnova Brazil will not take certain significant decisions until the Reorganization has been completed without the consent of Via Varejo.

Regulatory Approvals. Each of Cnova, Cnova Brazil and Via Varejo agreed to cooperate and proceed with actions required to do whatever was or would have reasonably been expected to be necessary or advisable to obtain any regulatory authorization to implement the Reorganization.

Via Varejo and Cnova Shareholder Meetings. Each of Cnova and Via Varejo agreed to, as soon as reasonably practicable after the date of the Reorganization Agreement: (i) take all actions necessary to duly call and hold a meeting of its respective shareholders for the purpose of adopting the Reorganization Agreement, (ii) include in any shareholders circular required to be prepared a recommendation of the board of directors that its shareholders approve the Reorganization Agreement and (iii) use its reasonable best efforts to obtain necessary shareholder approvals. Each of Via Varejo’s and Cnova’s shareholders’ meeting were held on September 12, 2016 and October 27, 2016, respectively.

Translation for information purposes only.

In case of discrepancy between the French and the English version, the French version shall prevail.

Schedule 13E-3. Among other things, Via Varejo and Cnova agreed to cooperate, and to cause their respective financial advisors to cooperate, in the preparation of a Transaction Statement on Schedule 13E-3, a required disclosure document under U.S. Regulations. Each of Via Varejo and Cnova further agreed to furnish, and to cause their respective financial advisors to furnish, all applicable information concerning Via Varejo or Cnova, as applicable, and their respective subsidiaries, officers, directors, stockholders and affiliates, and to take any other actions, as may be reasonably requested in connection with the foregoing. The Schedule 13E-3 was first filed with the SEC on August 23, 2016 and the most recently amended, as of December 6, 2016. The Schedule 13E-3 is available on the website of the U.S. Securities and Exchange Commission (www.sec.gov).

Transfer of Operations and Personnel. Each of the parties to the Reorganization Agreement agreed to cooperate and do whatever was or would have reasonably been expected to be necessary to implement (i) the transfer of the assets and liabilities of Cnova Brazil to Via Varejo and (ii) the transfer of personnel from Cnova Brazil to Via Varejo. Via Varejo has agreed with the treatment of the long term incentive plan benefitting the personnel of Cnova Brazil determined by Cnova’s board of directors. Upon completion of the Reorganization, Via Varejo (i) issued to such employees of Cnova Brazil securities replacing the deferred stock units and (ii) entered into amendments to the “cash long term investment plans”, in each case as specified in the Reorganization Agreement.

Cnova Finança Restructuring. Prior to the Reorganization Date, Cnova agreed to cause Cnova Brazil to sell and transfer to Cnova all shares of Cnova Finança held by Cnova Brazil so that following the completion of such sale and transfer, Cnova Brazil will no longer have any interest in Cnova Finança. The shares of Cnova Finança held by Cnova Brazil were transferred to Cnova on October 17, 2016.

Indemnification

Indemnification by Cnova. Subject to certain limitations, Cnova agreed to indemnify and hold harmless Via Varejo, its affiliates, Cnova Brazil and any of their respective successors and assigns, (the “Via Varejo Indemnified Parties”), from and against any and all losses, damages, penalties, liabilities, costs, charges and expenses, which is referred to herein as “Losses”, that may be incurred by Via Varejo Indemnified Parties directly or indirectly resulting from:

-	any breach or inaccuracy of any representation or warranty made by Cnova;

-	any breach of any covenant or any other obligation of Cnova and, prior to October 31, 2016, Cnova Brazil under the Reorganization Agreement;

-	the actions, suits, investigations or any proceedings by third persons arising in connection with or related to the accounting practices and employee misconduct relating thereto of Cnova Brazil that were identified by the investigation described in Item 15 of Cnova’s Annual Report on Form 20-F filed with the SEC on July 22, 2016, (the “Cnova Brazil Accounting Investigation”), provided that Cnova will not be required to indemnify the Via Varejo Indemnified Parties if, and only to the extent that, such Loss is determined by a governmental entity to arise out of or result from a Via Varejo Indemnified Party’s former status as a Cnova shareholder;

Translation for information purposes only.

In case of discrepancy between the French and the English version, the French version shall prevail.

-	the consolidated federal securities lawsuit styled In re Cnova N.V. Securities Litigation, No. 16-cv-444 (LTS) (S.D.N.Y. filed Jan. 20, 2016), as it may be amended from time to time, (the “Cnova Shareholder Lawsuit”), provided that Cnova will not be required to indemnify the Via Varejo Indemnified Parties if, and only to the extent that, such Losses are determined by a governmental entity to arise out of or result from a Via Varejo Indemnified Party’s former status as a Cnova shareholder;

-	the Cnova Finança restructuring or any claim arising from facts, acts, events or omissions related to Cnova Finança or the ownership by Cnova Brazil of Cnova Finança, in each case at any time prior to the Reorganization Date;

-	the actions, suits or proceedings against Cnova Brazil or any of its subsidiaries (other than Cnova Finança) relating to any claim by any customer of Cnova Brazil or any of its Subsidiaries (other than Cnova Finança) in connection with products sold by Cnova Brazil or any of its subsidiaries (other than Cnova Finança) prior to October 31, 2016, (collectively, the “Cnova Brazil Consumer Claims”);

-	the actions, suits or proceedings against Cnova Brazil or any of its subsidiaries (other than Cnova Finança) relating to labor, employee or employment claims with respect to any conduct that occurred prior to October 31, 2016, but excluding any such action, suit or proceeding brought by or on behalf of any employee of Cnova Brazil or any of its subsidiaries (other than Cnova Finança) who is terminated by Via Varejo or any of its subsidiaries (including, from and after the Reorganization Date, Cnova Brazil and its subsidiaries (other than Cnova Finança)) upon or following the closing, (collectively, the “Cnova Brazil Labor Claims”); and

-	Specified tax matters.

Limitations on Indemnification. Cnova’s indemnification obligations are subject to the following limitations:

-	General Deductible: The Via Varejo Indemnified Parties are not entitled to indemnification for breaches of representations and warranties (other than certain “Fundamental Representations”) or for tax matters unless (and then only to the extent) the aggregate amount of all Losses arising from such claims exceeds approximately R$25.3 million[3] and only for the surplus;

-	Consumer Claims Deductible. The Via Varejo Indemnified Parties are not entitled to indemnification for Cnova Brazil Consumer Claims unless (and then only to the extent) the aggregate amount of all losses arising from such claims exceeds approximately R$20.5 million[4] and only for the surplus;

-	Labor Claims Deductible. The Via Varejo Indemnified Parties are not entitled to indemnification for Cnova Brazil Labor Claims unless (and then only to the extent) the

3 Approximatively € 7.27 million calculated by using, for illustrative purposes, the WM/Reuters index spot exchange rate for euros per U.S. $ at 5:00 p.m. (Paris time) on December 21, 2016

4 Approximatively €5.89 million calculated by using, for illustrative purposes, the WM/Reuters index spot exchange rate for euros per U.S. $ at 5:00 p.m. (Paris time) on December 21, 2016

Translation for information purposes only.

In case of discrepancy between the French and the English version, the French version shall prevail.

aggregate amount of all losses arising from such claims exceeds approximately R$22,300[5] and only for the surplus ;

-	Cap. Cnova’s indemnification obligations are capped at approximately R$189.9 million[6], except with respect to the following matters:

▪	Losses arising from breaches of Fundamental Representations and covenants;

▪	Losses arising from taxes indemnifiable in connection with the Cnova Brazil Accounting Investigation;

▪	Losses relating to the Cnova Shareholder Lawsuit; and

▪	Losses arising from the Cnova Finança restructuring.

-	De Minimis Threshold. Via Varejo is not entitled to indemnification for breach of a representation or warranty unless the resulting Losses exceeds approximately R$158,300[7] (or approximately R$15,800[8], in the case of a specified fundamental representation).

Indemnification by Via Varejo. Subject to certain limitations, Via Varejo agreed to indemnify and hold harmless Cnova and its affiliates (other than Via Varejo and its subsidiaries, including Cnova Brazil from and after the Reorganization Date) and any of their respective successors and assigned from and against any and all Losses directly or indirectly resulting from:

-	any breach or inaccuracy of any representation or warranty made by Via Varejo; and

-	any breach of any obligation of Via Varejo and, from and after the Reorganization Date, Cnova Brazil under the Reorganization Agreement.

Escrow Fund and Optional Guarantees

Escrow Agreement. Promptly following the date of the Reorganization Agreement, Cnova and Via Varejo agreed to negotiate in good faith to agree on the terms of an Escrow Agreement (the “Escrow Agreement”), and to enter into the Escrow Agreement prior to the Reorganization Date. The Escrow Agreement was signed on October 31, 2016.

Release of Escrow Funds. The parties agreed to release the amounts contained in the escrow fund from the initial US$60 million as follows:

-	First anniversary of the Reorganization Date. On October 31, 2017 all funds, if any, then-remaining in the escrow account in excess of the sum of (i) U.S. $50.0 million plus (ii) any amounts on account of noticed and pending claims existing as of such date will be released to Cnova. The amounts of any noticed and pending claims referred to in the prior sentence shall be paid to Via Varejo as and when

5 Approximatively €6,405.84 calculated by using, for illustrative purposes, the WM/Reuters index spot exchange rate for euros per U.S. $ at 5:00 p.m. (Paris time) on December 21, 2016

6 Approximatively €54.55 million calculated by using, for illustrative purposes, the WM/Reuters index spot exchange rate for euros per U.S. $ at 5:00 p.m. (Paris time) on December 21, 2016

7 Approximatively €45,472.83 calculated by using, for illustrative purposes, the WM/Reuters index spot exchange rate for euros per U.S. $ at 5:00 p.m. (Paris time) on December 21, 2016

8 Approximatively € 4,538.66 calculated by using, for illustrative purposes, the WM/Reuters index spot exchange rate for euros per U.S. $ at 5:00 p.m. (Paris time) on December 21, 2016

Translation for information purposes only.

In case of discrepancy between the French and the English version, the French version shall prevail.

required in accordance with the Reorganization Agreement and Escrow Agreement and after the resolution and payment of any of such claims, any funds remaining in the escrow account in excess of U.S. $ 50.0 million that were previously not released on account of such claim will be released to Cnova.

-	Second anniversary of the Reorganization Date. On October 31, 2018 all funds, if any, then-remaining in the escrow account in excess of the sum of (i) U.S. $40.0 million plus (ii) any amounts on account of noticed and pending claims existing as of such date will be released to Cnova. The amounts of any noticed and pending claims referred to in the prior sentence shall be paid to Via Varejo as and when required in accordance with the Reorganization Agreement and Escrow Agreement and after the resolution and payment of any of such claims, any funds remaining in the escrow account in excess of U.S.$ 40.0 million that were previously not released on account of such claim will be released to Cnova.

-	Sixth anniversary of the Reorganization Date. On October 31, 2022 all funds, if any, remaining in the escrow account less the aggregate of amount of noticed and pending claims existing as of such date will be released to Cnova. After the resolution and payment of such noticed and pending claims, all funds remaining in the escrow account will be released to Cnova.

Substitution of Guarantee. At any time before October 31, 2022, if Cnova provides a guarantee or letter of credit from a bank or similar financial institution in a mutually agreeable form or a guarantee from Casino in form and substance reasonably acceptable to Via Varejo in an amount equal to the then-remaining funds in the escrow account, the amount of funds, if any, then-remaining in the escrow account will be released to Cnova. Until October 31, 2022, the maximum liability at any time pursuant to such bank guarantee or Casino guarantee will be capped at the amount that would have otherwise been in the escrow account at such time and at the sixth anniversary of the Reorganization Date Cnova and Via Varejo have agreed to take all steps necessary to cause any such guarantee to be of no continuing force or effect.

Good Faith Reevaluation. At the third anniversary of the Reorganization Date, the parties have agreed to discuss in good faith whether, as a result of Cnova’s then-current financial position as compared to the expected financial position of Cnova as of immediately following October 31, 2016, the indemnification obligations of Cnova would reasonably be expected to present an unacceptable risk of non-payment, taking into account such matters that the respective boards of directors of Via Varejo and Cnova deem relevant and appropriate. Following such discussions, the parties may agree to release additional funds from escrow or alter the terms of any guarantee then in place.

Governing Law; Dispute Resolution; Specific Performance

Governing Law. The Reorganization Agreement is governed and construed pursuant to the laws of the Federative Republic of Brazil.

Dispute Resolution. Cnova and Via Varejo have agreed to use best efforts to settle any disputes related to the agreement by private negotiation during the 15 days following either party giving notice of a dispute. If resolution is not reached within 15 days, the parties agreed to submit all disputes to confidential and binding arbitration in front of a three arbitrator panel. Each party is entitled to appoint one arbitrator and the party-nominated arbitrators will jointly appoint the third arbitrator. The parties are permitted to seek judicial assistance for the

Translation for information purposes only.

In case of discrepancy between the French and the English version, the French version shall prevail.

limited purposes of (i) compelling arbitration; (ii) obtaining interim measures of protection rights during the pendency of the arbitral proceedings; and (iii) enforcing any decision of the arbitrators including the final award. The parties agreed that the Courts of the City of São Paulo, Brazil, will have jurisdiction for such purposes.

Specific Performance. Cnova, Cnova Brazil and Via Varejo have agreed that each is entitled to seek specific performance of the Reorganization Agreement in accordance with the Brazilian Code of Civil Procedure, without prejudice to reimbursement for losses and damages incurred by the enforcing party as a result of the other party’s failure to perform.

(ii)	New Operational Agreement

In connection with the execution of the Reorganization Agreement, CBD and Via Varejo entered into a new operational agreement, that became effective upon completion of the Reorganization, establishing the terms and conditions for the commercial and strategic alignment of their retail and eCommerce activities, in particular with respect to joint acquisitions of common products and eCommerce activities under the brand “Extra”. Also upon completion of the Reorganization, the existing operational agreement among CBD, Via Varejo, Cnova Brazil and Cnova will be terminated. The existing operational agreement among CBD, Via Varejo, Cnova Brazil and Cnova is described under Item 7.B. of Cnova’s Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on July 22, 2016.

(iii)	The Casino-Cnova Undertakings Letter

In connection with the Reorganization, Casino and the Cnova Transaction Committee entered into the Casino-Cnova Undertakings Letter, pursuant to which Casino agreed to launch the Offers promptly following the completion of the Reorganization. The following describes the material provisions of the Casino-Cnova Undertakings Letter. The summary does not purport to be complete and may not contain all of the information about the Casino-Cnova Undertakings Letter that may be important to Cnova shareholders.

Casino Undertakings. Pursuant to the Casino-Cnova Undertakings Letter, subject to (i) the completion of the Reorganization and (ii) the Cnova board of directors and/or Transaction Committee supporting the Offers and rendering, on or prior to the execution of the Reorganization Agreement, a positive opinion and position statement with respect to the Offers, and immediately prior to the filing of the French Offer with the AMF, confirming their positive reasoned opinion in view of an independent expert’s fairness opinion, Casino has agreed to do the following, among other things:

-	Offers commitment. Launch the Offers promptly upon completion of the Reorganization for any and all Shares at a price of U.S. $5.50 (with respect to the U.S. Offer) and an equivalent amount in euros with respect to the French Offer;

-	Support of the Combination. Vote in favor of the Reorganization at Cnova’s extraordinary general meeting of shareholders, in its capacity as a Cnova shareholder; and

-	Stock Appreciation Rights. Authorize, in accordance with the terms of the Stock Appreciation Rights (SAR) granted in November 2014 by Casino to certain employees

Translation for information purposes only.

In case of discrepancy between the French and the English version, the French version shall prevail.

of Cnova who will be transferred to Via Varejo on the basis of the Reorganization, the adjustment of the terms of said SAR proposed by the Cnova Transaction Committee as described in paragraph 2.2.4 of the Offeror’s information memorandum.

Casino has no right to terminate its undertakings unless if Cnova issues or resolves or commits to issue additional Shares, prior to launch of the Offers.

(iv)	The Casino and CBD Letters

In connection with the Reorganization, Casino and CBD made certain undertakings to each other pursuant to a letter agreement from CBD to Casino, dated August 8, 2016, (the “CBD Support Letter”), and a letter agreement addressed to the CBD independent committee and executed by Casino and CBD, dated August 8, 2016, (the “Casino-CBD Commitment Letter”). The CBD Support Letter and the Casino-CBD Commitment Letter are intended to govern the parties’ ongoing relationship to each other in their capacity as shareholders of Cnova following completion of the Reorganization and the Offers.

The following describes the material provisions of the Casino-CBD Commitment Letter and the CBD Support Letter. The summary does not purport to be complete and may not contain all of the information about the CBD Support Letter and Casino-CBD Commitment Letter that may be important to Cnova shareholders.

CBD Support Letter

Pursuant to the CBD Support Letter, signed on August 8, 2016, CBD informed Casino that at the meeting held on August 8, 2016 the CBD board of directors unanimously resolved (i) to cause its voting rights to be exercised at any Cnova shareholders meeting in favor of the Reorganization, (ii) not to tender the 177,303,664 Shares it indirectly holds (the “Subject Shares”) directly or indirectly into the Offers, nor otherwise dispose of or transfer the Subject Shares in any other manner or through any other instrument, including any derivative instruments until completion of the Offers. CBD further agreed to stand alongside and cooperate with Casino in subsequent Squeeze-Out proceedings, if any, following completion of the Offers.

Casino-CBD Commitment Letter

CBD Undertakings. In the event that CBD decides to sell any of the Subject Shares to a third party, CBD undertakes to (i) first offer the Subject Shares to Casino at the price offered by the third party and (ii) if Casino do not wish to buy the Subject Shares or if Casino and CBD do not reach an agreement on the purchase price of the Subject Shares, to impose on the proposed buyer to acquire up to the same proportion of Shares held by Casino, more or less simultaneously and under the same conditions.

Casino Undertakings. In consideration for CBD undertaking not to tender its Shares to Cnova to the Offers, Casino has taken the following undertakings which became enforceable upon completion of the Reorganization

-	Director Designation Rights. Casino will ensure that CBD has the right to designate at least one member to the Cnova board of directors so that the ratio of (i) non-independent members of the Cnova board of directors appointed by CBD divided by

Translation for information purposes only.

In case of discrepancy between the French and the English version, the French version shall prevail.

(ii) the total number of non-independent directors is at least equal to CBD’s economic interest in Cnova’s outstanding Shares (such director or directors, the “CBD Directors”);

-	Information Rights. Casino will ensure that CBD and/or the CBD Directors have access to the following information with respect to Cnova: (i) audited statutory and consolidated accounts, (ii) annual budget and forecast, (iii) half-year and quarterly accounts, (iv) annual report, (v) details of any material change in business, financial position or affairs and (vi) any other information that may be required for CBD to comply with Brazilian capital markets regulations. Casino also agreed to cause Cnova to make members of Cnova’s senior management reasonably available to CBD or the CBD Directors;

-	Good Faith Consideration of an IPO. If, as a result of the Offers, Shares are no longer listed on the NASDAQ or Euronext Paris, Casino has agreed to consider in good faith the opportunity to launch, in due time and depending on Cnova’s then-current strategic and financial objectives and then-prevailing market conditions, an initial public offering of Cnova or, as the case may be, any subsidiary thereof, which is referred to herein as an “IPO”;

-	Good Faith Consideration of a Fully Marketed Offering. If, following the Offers, Shares continue to be listed on the NASDAQ or Euronext Paris, Casino agreed to consider in good faith the opportunity to launch a fully marketed offering, which is referred to herein as an “FMO”, through the sale of a significant portion of Shares, aimed at increasing the free float and liquidity of Shares;

-	IPO or FMO Assessment Right. CBD may require Casino to engage a first-tier advising bank selected by Casino to assess in good faith the opportunity of an IPO or an FMO and in both cases the opportunity and feasibility of a secondary placement (i.e., through the sale of existing Shares). CBD may not exercise such right only two years after the signing of the CBD – Casino Commitment Letter and then no more than once in any two year period;

-	IPO and FMO Priority. If Casino or Cnova decides to initiate an IPO or FMO (including any secondary offering), CBD has the right to sell all of its shares as part of such offering, with priority over Casino with respect to up to 90% of the total shares to be offered in such secondary offering, subject to certain exceptions;

-	Tag Along Rights (Change-in-Control Transaction). Casino has agreed that, if it intends to transfer any or all of its Shares to any third party (except for sales among members of the Casino Group or the controlling affiliates of Casino), which transfer will constitute a change-in-control of Cnova, CBD will be entitled to require the transferee to acquire all of its shares in Cnova at approximately the same time and on the same conditions;

-	Tag Along Rights (Not a Change-in-Control Transaction). Casino agreed that if it intends to transfer any or all of its Shares to any third party (except for sales among members of the Casino Group or the controlling affiliates of Casino), which transfer will not constitute a change-in-control of Cnova, CBD will be entitled to require the transferee to acquire up to the same portion of the Subject Shares at approximately the same time and on the same conditions; and

Translation for information purposes only.

In case of discrepancy between the French and the English version, the French version shall prevail.

-	Survival of Rights. In the case of any reorganization or other corporate transaction involving Cnova resulting in an exchange, redemption or allotment of Shares (other than in a transaction where CBD would have the right to sell all of its Shares on the same conditions as Casino), Casino has agreed to ensure that CBD keeps the rights granted or receives rights similar to those granted by the Casino-CBD Commitment Letter with respect to the surviving entity.

The undertakings of Casino and CBD in the Casino-CBD Commitment Letter survive until the earliest of (i) the day when Casino no longer controls, directly or indirectly, Cnova, (ii) the day when CBD is no longer a shareholder of Cnova and (iii) August 8, 2041.

II.           Elements that could have an impact in case of a public Offer

2.1.	Details of the company’s capital

2.1.1.	Double Voting Rights Structure

In connection with its initial public offering in November 2014, Cnova has implemented a special voting structure (the “Double Voting Right Structure”) that allowed a limited number of founding shareholders (including Casino, CBD, Via Varejo, Éxito and holding companies controlled by certain current and former managers of Cnova Brazil, collectively, the “Founding Shareholders”) to receive a second voting right for the Shares held by them at the time of the IPO so long as such Shares remaining registered in their name in a securities register maintained by Cnova (the “Qualifying Shares”). For this purpose, Stichting Cnova Special Voting Shares (the “Voting Foundation”), was been incorporated to serve as a voting depository. Cnova issued to the benefit of the Voting Foundation (without consideration) a number of special voting shares (each bearing a voting right but effectively no right to dividend) equal to the number of Qualifying Shares. Symmetrically, the Voting Foundation has issued special voting depositary receipts (the “Depositary Receipts”) to each Founding Shareholder in respect of the special voting shares held by the Voting Foundation. Thus, each Founding Shareholder received a number of Depositary Receipts equal to the number of Qualifying Shares it held. The Depositary Receipts entitle the relevant Founding Shareholders to obtain, before each meeting of Cnova shareholders, a voting proxy from the voting depositary that permits the Founding Shareholders to vote the special voting shares represented by their Depositary Reciepts at such general meeting (in person or by proxy), or to instruct the Voting Foundation to vote such special voting shares at the meeting on behalf of the Founding Shareholder, in each case, pursuant to the relevant terms of the Double Voting Right Structure. Founding Shareholders who decide to sell all or part of their Qualifying Shares or to deregister them (in order to have them registered in a clearing system for instance) lose the Depositary Receipts corresponding to such Qualifying Shares and the underlying special voting shares held by the Voting Foundation are transferred without consideration to Cnova. Only in limited cases, such as the transfer of Qualifying Shares by a Founding Shareholder to a transferee at least 90%-controlled by it, can the transferee receive Depositary Receipts with respect to the transferred Qualifying Shares, subject to certain relevant terms of the Double Voting Right Structure. Further, shares acquired by Founding Shareholders do not entitle them to receive new Depositary Receipts except in the case of shares subscribed as part of a capital increase—in which case Cnova would issue new special voting shares

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In case of discrepancy between the French and the English version, the French version shall prevail.

to the Voting Foundation. Except under the limited circumstances described above,, the Founding Shareholders cannot dispose of their Depositary Receipts and the Voting Foundation cannot dispose of its special voting shares except when it transfers them to Cnova. There is special voting depositary receipts in respect of special voting shares held by Cnova itself.

As a result of the Reorganization, the Depositary Receipts held by Via Varejo were cancelled and the Voting Foundation transferred 96,790,798 special voting shares to Cnova for no consideration. At the Cnova EGM on October 27, 2016, Cnova shareholders resolved to cancel the 96,760,798 special voting shares. The cancellation should take effect on or around January 4, 2017.

As of the date of this offer memorandum, 314,940,097 special voting shares in the capital of Cnova are issued and outstanding, all being owned by the Voting Foundation, in respect of which the Voting Foundation has issued 314,940,097 special voting depositary receipts to the persons shown below.

2.1.2.       Capital distribution

The following table presents, as of the date hereof, the capital and voting rights of the Company following the completion of the Reorganization:

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In case of discrepancy between the French and the English version, the French version shall prevail.

Shareholders	Number of Shares	% of Share Capital	Number of Special Voting Shares	Number of voting rights	% of Voting Rights
Casino, Guichard-Perrachon	190,974,069	55.4340%	0	381,948,138	57.9194%
Almacenes Exito S.A.[9]	659,383	0.1914%	0	1,318,766	0.2000%
Companhia Brasileira de Distribuicao Netherlands Holding B.V.[10]	117,303,664	34.0497%	0	234,607,328	35.5764%
SUB- TOTAL CASINO GROUP	308,937,116	89.6751%		617,874,232	93.6958%
Euris S.A.[11]	2,500,000	0.7257%	0	2,500,00	0.3791%
Board members	147,767[12]	0.0004%	0	147,767	0.0224%
Other holders of bearer shares	26,535,127	7.7023%	0	26,535,127	4.0224%
SUB-TOTAL FREE FLOAT	29,182,894	8.4709%	0	29,182,894	4.4254%
QE Participações Netherlands Holding B.V..	6,002,981	1.7425%	0	12,005,962	1.8206%
Other registered shareholders	384,057	0.1115%	0	384,057	0.0582%
SUB-TOTAL REGISTERED SHAREHOLDERS	6,387,038	1.8540%	-	12,390,019	1.8788%
Stichting Cnova Special Voting Shares	0	0%	314 940 097	0	0%
TOTAL	344,507,048	100%	314,940,097	659,447,145	100%
For information purposes : Treasury shares being canceled [13]	96,790,798		97,174,855

9 Exito is a subsidiary of Casino on which Casino has exclusive control. Exito has informed Casino that it will not tender its shares to the Offer and Casino will take all the necessary measures to promote its contractual and statutory rights so that Exito will not tender its Shares into the Offer.

10 Companhia Brasileira of Distribuicao Netherlands Holding B.V. is a holding company wholly owned by Companhia Brasileira de Distribuicao (CBD), a subsidiary of Casino on which Casino has exclusive control directly and via Exito. CBD has undertaken not to tender its shares to the Offer and Casino will take all the necessary measures to promote its contractual and statutory rights so that CBD will not tender its Shares into the Offer.

11 Being specified that Mr Jean-Charles Naouri controls Casino notably through a company, Euris, that indirectly controls Casino, and has indicated its intention to tender its Shares in the Offer, since it cannot sell its Shares before and outside of the Offer, given the constraints of US regulation (Rule 14-e5 of the US Exchange Act).

12 Of which 122 200 Shares and 25 567 RS.

13 97,174,855 special voting shares and 96,790,798 Distributing Preferred Shares held by Cnova as a result of the Reorganization for the sole purpose of being canceled. This cancellation is expected to take place around January 4, 2017.

Translation for information purposes only.

In case of discrepancy between the French and the English version, the French version shall prevail.

Subject to the shares held by Cnova within the Reorganization and being cancelled, Casino and its subsidiaries Exito and CBD, as well as the holding company Euris, a French simplified joint-stock with a capital of € 164,806, whose registered office is at 83, rue du Faubourg Saint-Honoré in Paris (75008), registered with the Paris Trade and Companies Register under number 348 847 062 ( “Euris” which indirectly controls Casino) and Mr. Jean-Charles Naouri (Chairman and CEO of Casino), did not acquire directly or indirectly any share of Cnova during the 12 months preceding the filing of the Offer on December 6, 2016, and had neither entered into an agreement nor acquired an instrument enabling them to acquire Shares at their sole discretion.

2.2.	Shares giving access to the company’s capital

The Company has not issued any right, title, capital or financial instrument giving immediate or future access to capital or voting rights, barring:

-	the 344,507,048 Shares, of which (i) 308,937,116 held by Casino, Exito, and CBD, which are not targeted by the Offer, (ii) 25,567 RS, which are Shares subject to transfer restrictions until the end of their vesting period and whose allocation to independent directors has been approved by the Board of Cnova on October 30, 2014 under the Cnova NV 2014 Omnibus Incentive Plan. On the RS initially issued, 8,523 have not yet been definitively acquired by their beneficiaries and are theoretically not transferable by the end of the Offer period. Nevertheless, the Offer targets all the RS.

-	1,290,157 DSU issued by the Company and still in effect. They offer a free issuance of a Share by DSU on November 19, 2018. The Offer does not target the DSU as long as they are not transferrable (unless transmission to heirs in case of death of a beneficiary). In addition, 172,389 DSU held by French beneficiaries, under the Sous Plan Qualifié Français, could led, in case of death of a beneficiary, to an anticipated attribution to his heirs of a maximum number of 172,389 Shares, which are targeted by the Offer.

2.3.	Statutory restrictions on the exercise of voting rights and share transfers - Agreements known by the company pursuant to article L. 233-11 of the French Commercial Code

Nil.

2.4.	Direct and Indirect holdings in the capital of the company

The table in paragraph 2.1.2 reflects the respective shareholdings of the main shareholders of the Company, including Casino and its subsidiaries (Exito and CBD, including Euris which controls indirectly Casino) to date:

Translation for information purposes only.

In case of discrepancy between the French and the English version, the French version shall prevail.

-	Casino holds 55.4% of the share capital and 57.9% of the voting rights;

-	CBD holds 34.5% of the share capital and 35.6% of the voting rights;

-	Exito holds 0.19% of the share capital and 0.20% of the voting rights.

Apart from these Casino and CBD, the Company is not aware of shareholders holding individually or in concert at least 3 % of the capital or the voting rights:

2.5.	Holders of Security with special control rights

Subject to the Double Voting Rights Structure described above in section 2.1of this memorandum in response, there are no shareholders with special control rights.

2.6.	Control mechanism provided for a possible system of employment shareholding when the control rights are not exercised by employees

The Company is not aware of any control mechanisms in force to date provided for in possible system of employment shareholding when the control rights are not exercised by employees.

2.7.	Agreements between shareholders known by the company that may result in restrictions on transfer of shares or the exercise of voting rights

Apart from what is written above, the Company is not aware of any agreements between shareholders which may result in restrictions on the transfer of shares or the exercise of voting rights.

2.8.	Rules applicable to the appointment and replacement of members of the board of directors and to the amendment of the bylaws of the company

The articles of association do not provide for specific rules on the appointment and replacement of directors or on the amendment of the articles of association of the Company that may affect the Offer.

2.9.	Powers of the board, especially in relation to the issuing or repurchase of Shares

The Board of directors holds the following powers, conferred by the general meeting of the shareholders of the Company which took place on June 29, 2016:

Nature of the authorization	Maximum nominal amount authorized	Duration	Date of the shareholders’ meeting giving the delegation	Use of the autorisations
Repurchase of shares

A price between zero and an amount not higher to 110% of the average price of the Shares on the NASDAQ or, as the case may be, on Euronext Paris (the average market price being the average of closing market prices on each of the

		18 months starting on the date of the AGM	June 29, 2016	None

Translation for information purposes only.

In case of discrepancy between the French and the English version, the French version shall prevail.

10 consecutive trading days in the relevant market prior to the second day prior to the date on which the acquisition is agreed by the Company)
Issuance of Shares and special voting rights and granting rights to subscribe for such shares	up to the amount of the authorized capital stipulated in the articles of association from time to time, i.e. the maximum authorization possible (EUR 10 million in the articles of association dated October 31, 2016)	5 years starting on the date of the AGM	June 29, 2016	None
Limit and exclude pre-emption rights in respect of any issue of Shares or any granting of rights to subscribe for such shares	N.A.	5 years starting on the date of the AGM	June 29, 2016	None

The Company has no intention to issue new securities during the offer period.

2.10.	Agreements signed by the company modified or terminated in case of a change of control

To the knowledge of the Company, there is no significant agreement agreed by Cnova which contains a provision for change of control or any similar provision that could result in termination of such agreement by dint of the Offer. It is stated that the Offer will not result in a change of control which will still be assured by Casino and its subsidiaries.

2.11.	Agreements providing for compensation of officers or employees, in case of resignation, dismissal without an actual and serious cause or if their employment is terminated due to a public takeover

To the knowledge of the Company, there is no such agreement.

III.          Reasoned opinion of the Cnova Transaction Committee

In connection with the Reorganization, Casino has agreed to offer to purchase each outstanding Share in cash for US$ 5.50 in the US Offer and the equivalent amount in euros in the French Offer at the U.S. Dollar/Euro spot rate taken from the WM/Reuters index at 5:00 p.m on the trading day following the closing date of the Offers and rounded down to the nearest third decimal of euro, it being understood that the global amount to be paid in respect of each tendering order made by a shareholder pursuant to the French Tender Offer will be rounded down to the nearest cent of euro.

The members of the Transaction Committee of Cnova met on 23 November 2016 to discuss the work of Eight Advisory, as independent expert, and the current progress status of the Offer and on December 1st, 2016 for the purpose of discussing Eight Advisory definitive conclusions and examining the proposed Offer.

Before their meeting of December 1st, 2016, members of the Cnova transaction committee received:

Translation for information purposes only.

In case of discrepancy between the French and the English version, the French version shall prevail.

▪	The draft tender offer memorandum prepared by Casino providing for the characteristics of the French Offer, including motives and intents of Casino as well as the elements of determination of the offer price established by J.P. Morgan in its capacity as presenting bank;

▪	The fairness opinion prepared by Eight Advisory to the Cnova Transaction Committee, dated December 1, 2016, which concludes that as of such date and based upon and subject to the factors, qualifications and assumptions set forth in the fairness opinion and considering the €/U.S. $ spot rate as of November 23, 2016 of 1.06, the price of USD 5.50 per share offered by the Offeror under the Offer, is, from a financial point of view, fair for the shareholders in Cnova N.V. Furthermore, for information purposes, the fairness opinion states that, in the context of a possible squeeze out procedure governed by Dutch law that may follow the Offer, the price of USD 5.50 per Share and the fairness of this price from a financial standpoint for the minority shareholders in connection with the Offer are important reference points to determine the fair price of a possible squeeze out which would be initiated at the closing of the Offer;

▪	The draft response memorandum prepared by Cnova;

The Cnova Transaction Committee also took note that Cnova has neither established a (central or European) works council (centrale of Europese ondernemingsraad) nor is in the process of establishing such a works council, and Cnova does not have an obligation to establish a works council pursuant to the mandatory rules of the Works Councils Act (Wet op de ondernemingsraden).

Based on the foregoing, the transaction committee, consisting of Messrs. Silvio Genesini, Bernard Oppetit (both independent non-executive directors) and Emmanuel Grenier (executive director and CEO), which is the corporate body competent under Dutch law to provide a reasoned opinion on the Offers and to make a recommendation on the Offers, unanimously adopted the following reasoned opinion which will be fully incorporated into Cnova’s response document.

The transaction committee consulted with its legal and financial advisors and considered a number of significant non-financial aspects and potential benefits and advantages associated with the Offers and after deliberation, with the transaction committee considered that:

“Financial conditions

▪	The Offer Price of US$ 5.50 per Share represents:

-	a premium of 10% over the price of the Reorganization of USD 5;

Translation for information purposes only.

In case of discrepancy between the French and the English version, the French version shall prevail.

-	a premium of 23%[14] over the central value of the range of equity values per Share as set forth in Eight Advisory’s report resulting from the discounted cash flow method;

-	pursuant to a public trading multiple analysis performed by Eight Advisory that determined a range of equity values per Share, a premium comprised between 15%[15] and 73%[16];

-	a premium of 88% over the spot rate on March 31, 2016 (the trading day immediately prior to rumors17), a premium of 63% over the spot rate on May 11, 2016 (the day immediately preceding announcement of the financial terms of the reorganization of Cnova and Via Varejo, as well as the Offer) and a premium of 2%[18] over the spot rate on October 28, 2016,

▪	The price for the French Offer is determined based on the USD 5.50 price, converted at a spot exchange rate on the day following the closing of the Offer;

▪	The offer price is significantly greater than the economic value of Shares, i.e. US$ 5.00 per share, determined between Cnova and Via Varejo (in both cases as a result of a negotiation conducted by their respective transaction committees including a majority of independent directors) for the purpose of the Reorganization.

▪	The independent expert appointed by the transaction committee considered that the offer price represents a premium on all valuation criteria it took into account;

▪	Further, taking into consideration the fact that Casino reserves the right to claim for the squeeze out of minority shareholders after the Offers if the conditions are met under Dutch law and that, under Dutch law, the squeeze out price will be determined by the Enterprise Court of Amsterdam and may be, or not, equal to the offer price. The independent expert considered that the Offer price of US$5.50 per share will be an important reference point to

14 Based on values in euros issued from Eight Advisory’s report, converted in USD on the basis of the Euro / USD exchange rate on 23 November 2016, i.e. 1.06

15 Based on the intraday volume-weighted Euronext market price of the Company, converted in USD on the basis of the daily exchange rate

16 Based on the intraday volume-weighted Euronext market price of the Company, converted in USD on the basis of the daily exchange rate

17 As set forth in Eight Advisory’s report

18 Based on the intraday volume-weighted Euronext market price of the Company, converted in USD on the basis of the daily exchange rate

Translation for information purposes only.

In case of discrepancy between the French and the English version, the French version shall prevail.

determine the fair price of a possible squeeze out which would be initiated at the closing of the Offer;

▪	There are no significant future synergies resulting from the Reorganization for Cnova, which should be taken into consideration for the valuation of the offer price. However, in the case where, following the Offers, Casino initiates a squeeze out procedure, the Company would be able to make savings in terms of fees relating to the SEC reporting obligations, as well as listing fees and associated advisory costs. The Company estimates that the associated pre-tax cost savings would approximately amount to €4.9 million on a full-year basis;

▪	Taking into consideration the change in the business and financial profile of Cnova resulting from the Reorganization and its focus on the French market, unaffiliated Shareholders will have the possibility elect to tender their Shares in the Offers and thereby receive a cash payment at an attractive premium;

▪	CBD undertook vis-à-vis Casino not to tender its Shares into the Offers, and Exito has indicated that it did not intend to tender its Shares into the Offers;

▪	the agreements between Casino and CBD, regarding notably the future governance of Cnova and the future liquidity of CBD’s participation in Cnova, do not grant CBD with any advantage which would be greater than the offer price;

Operational and employment conditions

▪	The Offers will not result in a change of control of Cnova, which is already controlled by Casino;

▪	Casino has indicated to Cnova that it currently has no intention to change the main place of business of Cdiscount in Bordeaux;

▪	Casino has indicated to Cnova that it believes that a key element of the success of Cnova is preserving and developing the talent and intellectual capital of Cnova’s personnel. In this context, Casino does not have any plan to modify Cnova’s current strategy regarding staffing.

▪	The terms of the incentive instruments granted to employees under the form of Differed Stock Units (DSU) and Stock Appreciation Rights (SAR) will not be affected by the Offers. If, subsequent to the Offers, Casino decides to squeeze out minority Shareholders and/or to delist the Shares, the Cnova Board of Directors may decide to consider making the adjustments in the terms of the DSU and SAR to take into account these new circumstances, taking into consideration that these instruments do not vest until November 2018.

▪	In connection with the Reorganization the Cnova Board of Directors has decided to amend DSU and SARs which are owned by three employees of

Translation for information purposes only.

In case of discrepancy between the French and the English version, the French version shall prevail.

Cnova Brazil transferred to the Via Varejo group as a result of the Reorganization, in order for the value of these stock appreciation rights to be indexed, as from the date of execution of the Reorganization Agreement, on the evolution of the stock price of the Via Varejo units. The value of the incentive instruments benefitting to these employees, as adjusted by the transaction committee, was equal to the value of their DSUs and SARs taking into account the stock price of Via Varejo on August 8, 2016, and the agreed value of the Share for the purpose of the Reorganization, i.e. U.S.$ 5.00 per Share.

Negative Factors

The Cnova Transaction Committee also considered a variety of risks and other potentially negative factors concerning the Offers, including the following:

▪	the management relationship between Cnova and Casino, including the substantial involvement of Casino in Cnova’s strategic decision-making processes, including with respect to the Transactions;

▪	the fact that the Offer Price is less than the price at which Shares were initially offered to the public, less than three years prior to the date of this offer to purchase; and

▪	the fact that the exchange of Shares for cash pursuant to either Offer generally will be a taxable transaction for U.S. federal income tax purposes, and may also be a taxable transaction under the laws of other jurisdictions; and

▪	the fact that some Cnova’s directors and executive officers may have interests in the Transactions that may be different from, or in addition to, those of the Shareholders; and

▪	the possibility that the closing of the Offers may be delayed for reasons beyond the control of Cnova;

Factors Not Considered

In the course of reaching their respective decisions to recommend that Shareholders accept the Offers and tender their Shares into the Offers, the Cnova Transaction Committee and the Cnova Board of Directors, did not consider the liquidation value of Cnova because (i) they considered Cnova to be a viable going concern, (ii) they believe that liquidation sales generally result in proceeds substantially less than sales of going concerns, (iii) they considered determining a liquidation value to be impracticable given the significant execution risk that would be involved in any breakup of Cnova and (iv) Cnova will continue to operate a substantial part of its core eCommerce business following the Transactions. For the foregoing reasons, the Cnova Transaction Committee and the Cnova Board of Directors did not consider liquidation value to be a relevant methodology. Further, the Cnova Transaction Committee and the Cnova Board of Directors did not consider net book value, which

Translation for information purposes only.

In case of discrepancy between the French and the English version, the French version shall prevail.

is an accounting concept, as a factor because they believed that net book value is not a material indicator of the value of Cnova as a going concern but rather is indicative of historical costs, which will be substantially different from actual costs on a going forward basis at Cnova following completion of the Transactions.

Additionally, the Cnova Transaction Committee and the Cnova Board of Directors did not specifically consider the price to be paid by Casino pursuant to the Offers or the value to be received in the Reorganization by Cnova, on the one hand, as compared to the price paid for purchases of Shares by Casino and its affiliated parties in transactions during the prior two years, on the other hand, because any such transactions were conducted on or before the initial public offering of Cnova, i.e. prior to Cnova’s stock price decline reflecting the significant business challenges affecting Cnova Brazil during 2015 and 2016, including poor operating performance and an internal investigation, that lead to a €123 million net loss over the second quarter of 2016.

Further, the Cnova Transaction Committee acknowledged that the following methods have been excluded from Eight Advisory’s report:

▪	net asset value and adjusted net asset value,

▪	dividend method, and

▪	multiples observed comparable transactions method.

Financing of the Offers

Casino estimates at approximately US$195.6 million, the necessary amount to purchase pursuant to the Offers the approximately 35.7 million outstanding Shares that Casino and its affiliates do not already directly or indirectly beneficially own. Casino will finance its purchases pursuant to the Offers with available cash on hand. Consequently, financing for the Offers is not subject to any conditions.

Procedural safeguards involved in negotiation of the Transactions

The Cnova Transaction Committee also considered a number of factors relating to the procedural safeguards involved in the negotiation of the Transactions, including those discussed below, each of which they believed supported their respective decisions and provided assurance of the fairness of the Transactions to Cnova, unaffiliated Shareholders, and other stakeholders of Cnova:

▪	the creation of the Cnova Transaction Committee, which is composed of a majority of directors not affiliated with Casino, CBD or Via Varejo, and the process followed by the Cnova Transaction Committee;

▪	the fact that the Cnova Transaction Committee obtained legal advice regarding the Transactions from Freshfields Bruckhaus Deringer LLP, engaged as the independent legal adviser to the Cnova Transaction Committee;

Translation for information purposes only.

In case of discrepancy between the French and the English version, the French version shall prevail.

▪	the fact that, at the time the Transactions were submitted to a vote at Cnova’s general meeting of shareholders, allowing all Shareholders to discuss and ask questions about the Transactions before deciding whether to vote in favor of approving the Transactions, such Shareholders were informed of the material terms of the Offers commitment, including the price to be offered pursuant to the Offers;

▪	the fact that the Cnova Transaction Committee took the conclusions of Eight Advisory as an independent expert and received its opinion as fairness of the Offers;

▪	the fact that the Cnova Transaction Committee met numerous times during the course of negotiations with Casino, to review the terms of the proposed Offers;

▪	the fact that, with reference to the Cnova Transaction Committee’s decision-making process, the Cnova Transaction Committee has received extensive financial and legal advice both regarding the Reorganization and the Offers;

▪	the fact that the Cnova Transaction Committee, representing the Cnova Board of Directors and consisting of directors unaffiliated with Casino, was aware of the existing relationships among Cnova, Via Varejo and Casino and could take such relationships into account in considering whether to approve the Transactions, including the Offers, and recommend them on the contemplated terms, or at all; and

▪	the unanimous support for the Transactions of all members of the Cnova Transaction Committee.”

Conclusion

“Based on the foregoing considerations, at its meeting on December 1, 2016, the Cnova Transaction Committee, representing the Cnova Board of Directors, after consultation with its legal and financial advisers, unanimously concluded that it has thoroughly considered the merits, advantages and potential disadvantages, of the Offers and , unanimously (i) concluded that the price to be offered by Casino in the Offers reflects at least full and fair value for the Shares, (ii) determined that the Offers are in the best interest of Cnova, its shareholders and every other stakeholders, (iii) determined that the Offers are fair, advisable and in the interest of the unaffiliated Shareholders and (iv) resolved to fully support the Offers and recommend that Shareholders accept the Offers, and tender their Shares into the Offers.”

The Cnova Transaction Committee’s reasoned opinion is an extract from the shareholder information document “Position Statement” in English, which will be distributed on or about December 22, 2016, and which will be available on the Company’s website (http://www.cnova.com/en/), in anticipation of the general meeting of Cnova convened for January 13, 2017, during which information on the Offers will be provided to shareholders.

Translation for information purposes only.

In case of discrepancy between the French and the English version, the French version shall prevail.

IV.	Intentions of the Board of Directors members

After the completion of the Reorganization, Mr. Estermann, director and President of the Cnova’s Board, also CEO of Via Varejo has resigned from its functions in Cnova. The Cnova’s Board is now composed as follows:

-	Antoine Giscard d’Estaing appointed President of the Board on November 17 2016

-	Didier Lévêque, Vice Chairman

-	Ronaldo Iabrudi dos Santos Pereira, Vice Chairman

-	Eleazar de Carvalho Filho

-	Silvio J. Genesini

-	Bernard Oppetit

-	Arnaud Strasser

-	Emmanuel Grenier

-	Yves Desjacques

Casino and its subsidiary CBD intend to nominate, during the next General Meeting, which will take place on January 13, 2017, a representative of CBD, Mr Christophe José Hidalgo, as a board member, in accordance with the Casino-CBD Commitment Letter, so that the commitments under this letter in terms of governance are respected. On the occasion of this general meeting, Mr Didier Lévêque will resign from his functions as board member.

The following Cnova board members hold Shares or RS in the quantities detailed in the table below:

Board members	Shares	RS
		Number of RS vested before the Offer period	Number of RS which will be vested after the Offer period
Bernard Oppetit	120,000	5,714	2,857
Silvio Genesini	n/a	5,665	2,833
Eleazar de Carvalho Filho	n/a	5,665	2,833
Antoine Giscard d’Estaing	2,200	n/a	n/a

These members have expressed their intention to tender their Shares and / or RS, as the case may be, to the Offer.

Translation for information purposes only.

In case of discrepancy between the French and the English version, the French version shall prevail.

V.	Report of the independent expert

Cnova N.V.

Simplified Public Tender Offer launched by Casino, Guichard-Perrachon for the shares of Cnova N.V.

December 1st, 2016

This document is a translation of the report written in French and transmitted to the AMF. It has been prepared for English-speaking readers but is not the official version. The French report should be considered as the original version and the sole reference.

Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

On March 3, 2016, Cnova N.V. (the “Company” or “Cnova”) established a Transaction Committee, composed of independent members of its Board of Directors, charged with analyzing the reorganization of Cnova’s Brazilian business activities (“Nova”). By way of information, and as set out in paragraph 1.1, this review resulted in two transactions considered together, directly related, and announced together on May 12, 2016:

-	the transfer of Nova to a subsidiary of Via Varejo S.A. (“Via Varejo” or “VV”), another Brazilian company in the Casino Group;
-	the subsequent launch of a Simplified Public Tender Offer by Casino, Guichard-Perrachon in respect of the shares in Cnova listed on Euronext (the “Offer” or the “Euronext Offer”).

We were appointed by Cnova N.V. on the same date to act as Independent Expert assigned to assess the fairness of (i) the exchange ratio proposed on the merger of Nova and Via Varejo and (ii) the terms and conditions offered by Casino, Guichard-Perrachon (hereinafter the “Offeror” or “Casino” and, together with its subsidiaries, the “Casino Group” or the “Group”) to the Company’s shareholders in the context of a Simplified Public Tender Offer (hereinafter the “SPTO” or the “Transaction”) for the Company’s shares.

This report deals solely with our assessment of the financial conditions of the SPTO launched by the Casino Group, at the price of US$5.501 per share (which corresponds to, for illustration purposes, €5.19 per share, using the €/US$ spot exchange rate as of November 23, 2016, i.e. €1 = US$1.06). For information purposes, in parallel of this SPTO, an offer will also be launched by Casino in the United States (the “NASDAQ Offer”), as the shares of the Company are also listed on the NASDAQ, at the price of US$5,50 per share. The Euronext Offer, together with the NASDAQ Offer are defined hereafter as the “Offers”.

Our conclusions on the exchange ratio retained for the transfer of Nova to Via Varejo were made public and are available on the Security Exchange Commission (SEC)’s website2.

Our appointment was made pursuant to Article 261-1 I 1° and II of the Règlement Général (General Regulation) of the Autorité des Marchés Financiers (French Financial Markets Regulator, hereinafter “AMF”) in respect of the risk of conflicts of interest within the Company’s Board of Directors.

It is our responsibility to give our opinion on the fairness of the Offer from the perspective of the Company’s shareholders. To this end, our work was conducted in accordance with the provisions of Article 262-1 of the AMF’s General Regulation, its implementing instruction No. 2006-08 of July 25, 2006 on independent valuations and the AMF recommendations dated September 28, 2006, as amended on October 19, 2006 and July 27, 2010. Our due diligence work is described below in paragraph 2 of the report and set out in greater detail in Appendix 5.

Our engagement comprised neither an audit nor a limited review of the Company’s financial statements, nor a due diligence assignment for a lender or purchaser and does not cover all the work required for an assignment of that type. It did not therefore seek to provide an opinion on the financial statements or to perform specific controls concerning compliance with company law. As such, we have not verified the accuracy of the historic data used and, in this respect, have relied on the independent auditor’s report that unreservedly certified the financial statements for the fiscal year ended December 31, 2015. The interim financial statements for the half-year ended June 30, 2016 were subject to a limited review, which did not give rise to any particular comments.

Our work is based on forward-looking financial information provided by the Company, in particular the business plan. This business plan was prepared by Cnova’s managers and they are solely responsible therefor. Although we have analyzed the basis, the consistency and the reasonableness of the assumptions used therein, it is not our responsibility to provide an opinion on their accuracy. We emphasize here that the operating and financial forecasts on which the business plan is based are, by their very nature, uncertain and dependent on factors that are, in part, external. In parallel, since the

1 The Offer price in euros will correspond to US$5.50, converted in euros using the €/US$ exchange rate of the WM/Reuters Index at around 5:00 PM (Paris time) the business day following the closing of the Offer, rounded down to the thousandth euro.

2 SEC: Security Exchange Commission, document 13-E3: https://www.sec.gov/Archives/edgar/data/1609653/000156761916002954/s001395x2_ex99a2.htm

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

forecasts extend over a number of years, it should be emphasized that, for every additional year of projection, the uncertainty and lack of visibility increase. This is a particularly important point in the e-commerce sector, since, although it has experienced sustained growth, market evolutions can be very rapid. As such, we draw the reader’s attention to the fact that Cnova’s actual performances over the next few financial years may differ, potentially significantly, from the forecasts on which our work is based.

In general terms and in accordance with our engagement letter, the documents provided to us were deemed by us to be reasonably accurate and exhaustive and were not the subject of any specific verification.

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

1	Description of the Offer		6
	1.1 Background and terms of the Offer		6
	1.1.1	Phase 1 of the Transaction - Transfer of the Brazilian business	6
	1.1.2	Phase 2 of the Transaction- Offer in respect of Cnova shares not held	7
	1.1.3	Summary of our work on phase 1 of the Transaction	7
	1.2 Companies involved in the Offer		8
	1.2.1	Casino, Guichard-Perrachon: Offeror	8
	1.2.2	Cnova N.V.: target of this Offer	9
	1.2.2.1	Organizational structure chart following Brazilian reorganization	10
	1.2.2.2	History of the Company and Cdiscount	10
	1.2.2.3	A “pure player” with two business models	11
	1.2.2.4	A French market that is very competitive and growing	13
	1.2.2.5	SWOT analysis	14
	1.2.2.6	Financial performance and profile	15
2	Due diligence		20
3	Valuation of Cnova N.V.’s shares		21
	3.1 Excluded valuation methods		21
	3.1.1	Net Asset Value (NAV)	21
	3.1.2	Adjusted Net Asset Value (ANAV)	21
	3.1.3	Dividend discount method	21
	3.1.4	Multiples observed on comparable transactions	21
	3.2 Selected valuation methods		22
	3.2.1	The effect of Cnova’s profile on the implemented valuation methods	22
	3.2.2	Common aspects of methods	23
	3.2.3	References to most recent transactions on capital (primary)	26
	3.2.4	Discounted cash flows method (primary)	26
	3.2.5	Trading multiples of comparable companies (secondary)	33
	3.2.6	Share price and target prices analysis (for reference purposes)	35
4	Valuation of potential cost savings related to the Transaction		39
	4.1 Presentation of the potential cost savings		39
	4.2 Valuation of potential cost savings		39
5	Analysis of the side agreements		40
6	Analysis of the valuation criteria specified in the Tender Offer Memorandum		41
	6.1 Excluded methods		41
	6.2 Selected methods		41
	6.3 On the financial data		41
	6.3.1	Number of shares	41
	6.3.2	Enterprise Value to Equity Value bridge	42
	6.4 Share price analysis		42
	6.5 Discounted future cash flows method (DCF)		42

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

	6.5.1	Forecasts used	42
	6.5.2	Terminal value and long-term growth	43
	6.5.3	Discount rate	43
	6.5.4	Results	44
	6.6 Comparable trading multiples method		44
	6.6.1	Method used	44
	6.6.2	Results	45
	6.7 Analysis of potential cost savings		45
7	Summary of our work and opinion on the fairness of the price offered		46
	7.1 Summary of our work in euros		46
	7.2 Summary of our work in US dollars		47
	7.3 Fairness opinion		48

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

1	Description of the Offer

1.1	Background and terms of the Offer

Cnova is a limited company incorporated under Dutch law on May 30, 2014 to combine the e-commerce businesses:

-	of the Casino Group in France and in certain emerging countries, consolidated under the Cdiscount entity, and
-	of the Brazilian subsidiaries of the Casino Group (Via Varejo and Companhia Brasileira de Distribuiçāo, hereinafter “CBD” or “GPA”), consolidated under the Nova entity.

Cnova was listed on NASDAQ on November 20, 2014 and was subsequently listed on Euronext Paris on January 23, 2015.

Due to the operating and financial difficulties encountered by Nova during financial year 2015, the management teams of Casino and Cnova began, in December 2015, to consider a reorganization of the Company, in particular the transfer of Nova to Via Varejo. On May 12, 2016, the Casino Group and Cnova announced their intention to carry out a transaction (the “Transaction”) in two phases:

-	Phase 1: the transfer of Nova to Via Varejo;
-	Phase 2: once this transfer was approved by the respective shareholders of Via Varejo and Cnova in General Meetings, the launch by Casino of a Simplified Public Tender Offer at the price of US$5.50 per share for all Cnova shares not held directly or indirectly by the Offeror and CBD.

The Casino Group is lauching this voluntary tender offer to provide a liquidity window to shareholders who invested in an international e-commerce group and do not wish to remain shareholders of the Company once the transfer of Nova to Via Varejo completed.

1.1.1	Phase 1 of the Transaction - Transfer of the Brazilian business

After several months of negotiations, Via Varejo and Cnova entered into a Reorganization Agreement on August 8, 2016 which provided that 100% of the shares in Nova would be transferred by Cnova to a subsidiary of Via Varejo, in exchange for:

-	21.9% of the ordinary shares of Cnova held by Via Varejo;

-	a cash compensation payment of R$16.5m (Brazilian Reals), subject to closing adjustments.

It was also agreed that Nova would reimburse the amount due under loans it had taken out with Cnova and its subsidiary Cnova Finança together with all interest payable thereon. As at October 31, 2016, the total due was R$527.0m.

This transfer was approved on September 13, 2016 at the Via Varejo’s General Meeting and by 99.99% of the shareholders vote at Cnova’s General Meeting held on October 27, 2016. It was completed on October 31, 2016.

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

1.1.2	Phase 2 of the Transaction- Offer in respect of Cnova shares not held

Once it received approval for the reorganization of Cnova’s Brazilian business activities from the shareholders in a General Meeting, the Casino Group was in a position to launch the second phase of the Transaction, namely this Simplified Public Tender Offer in respect of all shares in issue that are not directly or indirectly held by the Offeror, at the price of US$5.50 per share.

1.1.3	Summary of our work on phase 1 of the Transaction

As mentioned in the introduction, we delivered our final opinion to the members of the Transaction Committee on August 8, 2016. In summary, our conclusions on the exchange ratio offered on the transfer from Nova to Via Varejo were as follows:

-	The terms of the exchange ratio, based on the valuations used by the parties (US$489m for 100% of the shares in Nova, US$2,206m for 100% of the shares in Cnova), were properly determined.

-	Based on our own valuation analyses (US$344m for 100% of the shares in Nova, US$1,803m for 100% of the shares in Cnova), we noted the existence of a premium in the price offered to Cnova shareholders of US$56m:

On the basis of our analysis, the premium on the standalone value of Nova reached 16% and represented 29% of the estimated synergies attributable to Nova.

As such, we concluded that, from a financial point of view, the exchange ratio used on the transfer of Nova to Via Varejo was fair for Cnova’s3 shareholders.

3 SEC: Security Exchange Commission, document 13-E3: https://www.sec.gov/Archives/edgar/data/1609653/000156761916002954/s001395x2_ex99c1.htm

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

1.2	Companies involved in the Offer

1.2.1	Casino, Guichard-Perrachon: Offeror

Casino, Guichard-Perrachon, together with its subsidiaries, is a French retailing group that was founded in 1898. With 15,344 stores, the Casino Group is one of the market leaders in food distribution in Europe and in the world.

The Group’s shares are listed on NYSE Euronext Paris Compartment A. As at December 31, 2015, its share capital comprised 113,197,686 shares, held:

-	as to 49.4% by Groupe Rallye (excluding the impact of the equity swap to be settled no later than July 31, 2018), itself held, as at 31 December 2015, as to 55.3% by Foncière Euris, a company owned by Jean-Charles Naouri;
-	as to 1.1% by its employees;
-	as to 1.6% by the Group itself (treasury shares); and
-	as to 47.8% by other Group’s shareholders (free float).

The Group specializes in the retailing of food products but also operates in the non-food sector. In 2015, its revenue reached €46.1bn.

In France, the Group has developed a multi-format, multi-brand and multi-channel model based around a number of brands: Géant (hypermarkets), Casino (supermarkets), Monoprix (urban supermarkets), Leader Price (discount), Casino Shop, Franprix, Leader Price Express, Spar and Vival (convenience stores) and Cdiscount, one of the leaders in the French e-commerce market.

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

The Group is also a market leader in Brazil with CBD (under the brand Grupo Pao de Acucar) and Via Varejo, and in Colombia with Grupo Éxito. In 2015, it began a reorganization of its business activities in South America with the acquisition by Exito of 50% of the voting shares in GPA and 100% of Libertad S.A.,, an Argentinan company specialized in food retail.

1.2.2	Cnova N.V.: target of this Offer

Cnova is a Dutch company whose registered office is in Schiphol, Boulevard 273, 1118 BH Schiphol, the Netherlands.

Its share capital comprises 441,297,846 shares, of which 96,790,798 shares formerly held by Via Varejo, now held by the Company as treasury shares following the completion of phase 1 of the Transaction. Under the applicable Dutch law, these shares will be cancelled by the Company after a two-month period following the completion of phase 1 of the Transaction. In this respect, and in accordance with common practice with regard to treasury shares, our analyses are based on a number of shares after cancellation of these treasury shares, i.e. 344,507,048 shares.

Cnova’s share capital comprises shares with a nominal value of 0.05 euros. The Company was listed on the NASDAQ stock exchange on November 20, 2014 and on Euronext Paris Compartment A on January 23, 2015 (ISIN Code: NL0010949392 CNV).

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

1.2.2.1	Organizational structure chart following Brazilian reorganization

Source: Company

1.2.2.2	History of the Company and Cdiscount

As set out above, Cnova was formed as a result of the merger, in May 2014, of the e-commerce activities consolidated under the Nova and Cdiscount entities. Since October 31, 2016, the completion date of the transfer of Nova to Via Varejo, Cnova’s business has included the e-commerce businesses consolidated under Cdiscount and the holding company functions carried out at the level of Cnova.

Created in 1998, Cdiscount is a French company based in Bordeaux that originally specialized in online sales of CDs and other cultural products at discount prices. In 2000, Casino acquired a 60% shareholding in Cdiscount and today controls the company with a shareholding of 100%.

Cdiscount expanded in several strategic areas. At first, the company expanded its range of products to home electronics in 2001, spirits in 2004, beauty products in 2009 and even furniture in 2011. In 2011, Cdiscount also launched its Marketplace offering and trialled specialist websites in other product categories (healthcare and beauty products, interior decoration and DIY, clothing, etc.). Lastly, it began developing its international business during this period.

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

A rationalization of Cdiscount’s business portfolio began in 2015. As at September 30, 2016, all specialist websites had been closed as had business activities in all countries other than France (with the exception of Côte d’Ivoire, in respect of which a strategic review is currently being conducted).

1.2.2.3	A “pure player” with two business models

An e-commerce “pure player”, Cdiscount is a generalist retailer, with almost 19 million product lines sold to 7.9 million active customers4. Its main product categories include household appliances, electronics, home computing and furniture.

At the date of our work, Cdiscount operates almost exclusively on the French market, where it is one of the market leaders: Cdiscount.com is the second most visited e-commerce website in France.

Source: FEVAD

4 Third quarter 2016 results

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

A business structured around two different models

Cdiscount’s business is structured around two separate business models with very differentiated financial characteristics: direct sales and Marketplace.

The direct sales activity involves the purchase and sale of products via the Cdiscount.com website. Cdiscount teams purchase products from 1,500 suppliers5, store them (for an average of 1.6 months5) and resell them via the website with other services such as payment facilities or delivery.

The Marketplace business enables third party sellers to sell items on this same website. Cdiscount, which hosts adverts by these third party sellers, charges a commission on completed sales, as well as a subscription fee. Cdiscount is currently developing its services offering for sellers regarding fullfilment and delivery, adverts visibility on the website as well as other services. This business offers the advantage of increasing the number of product lines sold without the need to purchase those products. It is experiencing very strong growth, which is automatically accretive in terms of margins.

A distinctive positioning, resulting from competitive advantages specific to Cdiscount

Cdiscount’s aim is to offer its customers the best prices in the market. To achieve this objective, the business relies on a number of factors.

Firstly, its teams of developers have developed algorithms that enable its prices to be compared with those of competitors and to be adjusted accordingly with the Company’s pricing strategy.

Secondly, Cdiscount benefits from being part of the Casino group, which is reflected in the optimization of a number of different types of costs. As such, purchasing terms on 120 large accounts6 are aligned with those applicable to the Casino Group. Delivery and logistics services can also be centralized whereas payment facilities granted to customers are factored with Banque Casino. This structural optimization has a significant impact on Cdiscount’s offering: almost 65% of sales5 are thus distributed via a network of 20,000 delivery points5, mainly comprising Group stores. Similarly, payment facilities

5       Source: Company

6       Cnova Form 20-F

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

are granted on almost 40% of Cdiscount’s sales7. This high levels characterize Cdiscount and differentiate the business from its competitors.

Cnova has signed 20 contracts (Related Party Transactions) with certain Groupe Casino’s entities. Prices of these transactions were reviewed by an independent expert8. Main contracts are presented in the table below:

Casino Group integration - Operating agreements

Counterparty	Agreement perimeter
Miscellaneous	Pick-up points services and payment
Easydis	Andrezieux wharehouse management by Easydis
CCV	Logistic services operated by CCV in Fance
DCF	Centralized purchasing at Cdiscount
Leader Price	Products sold to Leader Price
Franprix	Alimentaire Express development
Banque Casino	Factoring of trade receivables (term settlements)
Banque Casino	Consumer credit cards
Source: Cnova N.V. 20-F

Lastly, Cdiscount’s marketing costs are reduced as a result of consumer awareness of its brand, its proven search engine optimization know-how9, and a marketing strategy based, in particular, on email campaigns. As a consequence, 90%10 of Cdiscount’s traffic is generated organically.

The business is also keen to improve the quality of its services, notably by (i) extending the scope of its “Cdiscount A Volonté” (“CDAV”) subscription program beyond free delivery services (private sales for instance), and (ii) developing Express delivery services. Cdiscount also offers streaming services (Cstream), mobile telephony services (Cdiscount mobile) and has launched a food delivery service (Alimentaire Express).

1.2.2.4	A French market that is very competitive and growing

In 2015, the size of the French e-commerce market was €64.9bn11, posting growth of +14.3%. France is currently the second largest e-commerce market in Europe, below the United Kingdom but above Germany.

The market has several features:

-	the e-commerce market is growing (it is gaining “market share” from traditional brick and mortar retailers);
-	price competitiveness is key (price is the main purchasing factor, along with quality of service);
-	competition is concentrated (85% of sales are made with 5% of e-commerce retailers12);
-	Cdiscount’s main competitor is Amazon, which has higher traffic and margins.
-	the sector needs to adapt to rapidly changing technologies (development of mobile commerce, for example, which represented 54.2% of Cdiscount’s traffic in the third quarter of 2016);
-	the concentration of suppliers is relatively low and, by definition, irrelevant to customers;
-	the regulatory burden is relatively insignificant and relates mainly to data security.

FEVAD (the professional e-commerce federation) anticipates that, in 2016, the French e-commerce market should grow by +10% and exceed €70bn in total revenue. Growth should be driven by a number of factors: the increase in the number of online consumers and e-commerce retailers, increased purchasing frequency, the rise of m-commerce13 (10% of the market in 2015, with a +40% growth) and the growing power of marketplaces (9% of product sales volumes in 2015, with a +35% growth).

7 Cnova Form 20-F

8 We were provided with the independent expert report prepared as of December 2015, which confirms that these transactions are arm’s length

9 Third quarter 2016 results

10 Company Information

11 FEVAD study

12 FEVAD, Chiffres-clés (key figures) 2016

13 m-commerce: mobile commerce

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

Cdiscount.com stands apart from the other main French e-commerce websites on this market, due to its size, its generalist “pure player” nature and its low-cost positioning.

1.2.2.5	SWOT analysis

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

1.2.2.6	Financial performance and profile

Cnova prepares its accounts in accordance with IFRS standards.

A balance sheet displaying a cash spike at the end of the year

Cnova’s balance sheet historically included the assets and liabilities of the Cdiscount and Nova entities. Following the transfer of Nova to Via Varejo, Cnova has published proforma unaudited accounts as of September 30, 2016, that do not include the Brazilian business. Nova’s assets and liabilities were reclassified as held-for-sale assets and liabilities, in anticipation of the actual transfer that took place on October 31, 2016.

Assets (in €m)	31/12/2012	31/12/2013	31/12/2014	31/12/2015	30/06/2016	30/09/2016	30/06/2016	30/09/2016
Goodwill	590	521	527	391	459	57	57	57
Intangible assets, net	90	103	132	117	121	63	62	63
Property and equipment, net	31	33	44	33	39	12	12	12
Other non-current assets, net	104	143	142	35	71	22	21	22
Total non-current assets	815	801	845	577	689	154	153	154
Trade receivables, net	119	121	118	130	139	68	59	68
Inventories, net	275	361	400	415	432	226	234	226
Other current assets, net	153	171	204	196	192	85	89	85
Cash and cash equivalents	177	264	573	401	175	182	314	331
Assets held for sale	-	-	-	-	-	845	-	-
Total current assets	723	916	1,295	1,142	937	1,406	698	710
Total assets	1,537	1,716	2,140	1,719	1,625	1,559	850	863

Liabilities (in €m)	31/12/2012	31/12/2013	31/12/2014	31/12/2015	30/06/2016	30/09/2016	Proforma 30/06/2016	Proforma 30/09/2016
Share capital	21	21	22	22	22	22	17	17
Reserves	544	432	494	83	(23)	(80)	(12)	(13)
Non-controlling interests	20	16	6	(7)	3	2	3	2
Total equity	585	469	522	98	2	(56)	8	6
Non-current provisions	2	3	5	12	11	12	11	12
Non-current financial debt	1	83	2	15	9	7	7	7
Other non-current liabilities	14	12	11	9	20	2	1	2
Total non-current liabilities	18	99	18	35	40	21	19	21
Current provisions	2	1	5	7	13	6	5	6
Trade payables	743	920	1,311	1,216	870	429	413	423
Current financial debt	77	80	103	132	459	307	308	307
Current tax liabilities	29	41	38	51	43	31	30	31
Other current liabilities	84	105	144	178	198	823	67	71
Total current liabilities	934	1,148	1,601	1,585	1,584	1,595	823	837
Total liabilities	1,537	1,716	2,140	1,719	1,625	1,559	850	863
Source: Cnova 20-F 2015

KPIs (in €m)	31/12/2012	31/12/2013	31/12/2014	31/12/2015	30/06/2016	30/09/2016	Proforma 30/06/2016	Proforma 30/09/2016
Net financial debt	191	164	534	254	(288)	(124)	6	25
Operating net working capital	(349)	(439)	(793)	(671)	(300)	(135)	(119)	(130)
Non-operating net working capital	(59)	(43)	(47)	(42)	(75)	(25)	(14)	(25)
Total net working capital	(408)	(482)	(841)	(713)	(375)	(161)	(134)	(155)
In % of trailing LTM sales	(20)%	(17)%	(25)%	(21)%	(12)%	(9)%	(7)%	(8)%

Sources: Form 20-F, quarterly financial presentations, SEC 13E-3, unaudited proforma accounts

Cnova’s fixed assets mainly comprise goodwill derived from the contributions of Nova (€334.8m as at December 31, 2015) and Cdiscount (€56.6m as at December 31, 2015) on the formation of the Company in May 2014.

Intangible assets include development costs of softwares and the website, and licensing costs of softwares and purchased trademarks. Tangible assets principally comprise logistical and IT infrastructure. In all, Cnova’s investments, which totalled €66.5m in 2015 (€71.2m in 2014), are related to the website Cdiscount.com, the Marketplace, developments in the mobile sphere and new algorithms, and the automation of logistical processes and the acquisition of specialist equipment in the warehouses.

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

Due to Cdiscount’s business nature, Cnova has negative working capital requirements over the year as a whole.

As at September 30, 2016, Cdiscount’s 12-month rolling average working capital requirements represented an average resource over the previous 12 months of €121m, based on:

-       58 days of LTM14 purchasing costs for inventories;

-       13 days of LTM sales for receivables; and

-       92 days of LTM purchasing costs for payables

The Company experiences a cash spike at December 31, due to the volume of sales made during the fourth quarter due to the festive season.

As at September 30, 2016, Cnova’s net financial debt was €(124)m. It is primarily short-term and intragroup.

Lastly, it should be noted that Nova’s heavy losses materially reduced the Company’s reserves during 2015.

14 Last Twelwe Months

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

Operating losses primarily attributable to Nova

This paragraph deals both with the past performances of Cnova (including Nova) and those of Cdiscount.

Cnova

		Restated*	Restated*	Restated*
In €m	FY11A	FY12A	FY13A	FY14A	FY15A
Net sales	1,110	1,992	2,897	3,416	3,449
Cost of sales	(958)	(1,686)	(2,474)	(2,990)	(3,037)
Gross margin	151	306	423	426	412
Fulfillment	(70)	(135)	(203)	(248)	(276)
Marketing	(33)	(54)	(78)	(70)	(78)
Technology and content	(31)	(52)	(79)	(86)	(99)
General and administrative	(20)	(29)	(45)	(49)	(77)
Operating expenses	(154)	(270)	(406)	(453)	(529)
Operating profit from ordinary activities	(3)	36	18	(27)	(117)
Restructuring	(2)	(3)	(3)	(8)	(17)
Litigation	1	(0)	(3)	(3)	(3)
Initial public offering expenses	-	-	-	(16)	(4)
Gain from disposal of non-current assets	(0)	(1)	1	0	(6)
Impairment of assets	(0)	(3)	(1)	(3)	(15)
Other operating expenses	(2)	(7)	(6)	(30)	(45)
Operating profit	(5)	29	11	(57)	(162)
Financial income	2	3	5	8	35
Financial expense	(5)	(27)	(61)	(75)	(95)
Income tax gain/(expense)	(2)	(6)	16	13	(20)
Share of profits/(losses) of associates	-	-	-	(2)	-
Net profit from continuing activities	(10)	(1)	(29)	(113)	(242)
Net profit from discontinued activities	-	(0)	0	(2)	(17)
Net profit for the period	(10)	(1)	(28)	(115)	(259)
Source: Cnova 20-F 2015
*restated from impacts of internal review in Brazil

KPIs (as % of Net sales)
Net sales growth (% y-o-y)	n.a.	79.5%	45.4%	17.9%	0.9%
Gross margin	13.6%	15.4%	14.6%	12.5%	11.9%
Operating profit from ordinary activities	(0.2)%	1.8%	0.6%	(0.8)%	(3.4)%
Operating profit	(0.4)%	1.5%	0.4%	(1.7)%	(4.7)%
Net profit from continuing activities	(0.9)%	(0.0)%	(1.0)%	(3.3)%	(7.0)%

Cnova’s business activities initially experienced strong growth from 2011 to 2014 with sales tripling from €1.1bn to €3.4bn over the course of the period. In 2015, Cnova then suffered from the economic downturn in Brazil and its sales only grew by +0.9%.

Despite this growth, the gross margin remained relatively stable in 2014, at €426m (+€3m compared to 2013) before falling by €(14)m in 2015 to €412m. Over the same period, operating costs continued to increase and Cnova recorded operating losses from ordinary activities in 2014 and 2015 of €(27)m and €(117)m, respectively.

Operating expenses are grouped into four cost categories:

-	Distribution costs: these correspond to all expenses associated with distribution centers, the employees who work there, electronic banking systems and the various services offered to consumers, such as customer relationships services, after-sales services and warranties;
-	Marketing costs: these correspond to costs of advertising campaigns, traffic acquisition, online marketing campaigns and other forms of marketing that aim to promote Cnova’s websites, including related staff and tools;
-	IT and content costs: these correspond to the costs associated with infrastructure and the salaries of dedicated staff;
-	General and administrative expenses: these correspond to all overheads, salaries of administrative staff and management fees paid by Cnova to its parent company.

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

The tendency of customers in France and Brazil to opt for payment facilities has generated financing costs associated with the use of factoring, which represents the majority of financial result.

Due to increases in financial expenses and extraordinary costs (such as the costs of the 2014 IPO, the restructuring costs required to turn around the Brazilian business and the irregularities in Nova management), net losses amounted to €(113)m and €(242)m in 2014 and 2015, respectively.

Detailed analysis of the contributions of the Cdiscount, Nova and Other Countries divisions to Cnova’s consolidated results shows that, in 2015, operating losses were principally attributable to the issues experienced at Nova.

	FY13A				FY14A				FY15A
In €m	Cdiscount	Nova	Others (1)	Total	Cdiscount	Nova	Others (1)	Total	Cdiscount(2)	Nova	Others (1)	Total
GMV	1,900	1,669	-	3,569	2,278	2,155	10	4,443	2,709	2,126	32	4,868
Net Sales	1,413	1,484	-	2,897	1,577	1,831	9	3,416	1,737	1,684	28	3,449
Gross profit	197	227	-	423	191	236	(1)	426	229	185	(2)	412
Operating expenses	(198)	(207)	-	(406)	(203)	(243)	(6)	(453)	(233)	(250)	(46)	(529)
Operating profit	(2)	19	-	18	(12)	(7)	(7)	(27)	(4)	(65)	(48)	(117)

KPIs
GMV growth	n.a.	n.a.	n.a.	n.a.	20%	29%	n.a.	24%	19%	(1)%	212%	10%
Sales growth	n.a.	n.a.	n.a.	n.a.	12%	23%	n.a.	18%	10%	(8)%	202%	1%
% GMV	53%	47%	-	100%	51%	49%	0%	100%	56%	44%	1%	100%
% Net sales	49%	51%	-	100%	46%	54%	0%	100%	50%	49%	1%	100%
% Gross profit	14%	15%	n.a	15%	12%	13%	(9)%	12%	13%	11%	(9)%	12%
Operating profit margin	(0)%	1%	n.a	1%	(1)%	(0)%	(75)%	(1)%	(0)%	(4)%	(175)%	(3)%

Source: Cnova 20-F 2015, unaudited proforma accounts

Note (1): Holding and Cdiscount International

Note (2): 2015 figures adjusted from inventory valuation restatement

Although, in 2014, both Cdiscount and Nova posted significant growth in their business volumes and sales (+20% and +12%, respectively, for Cdiscount and +29% and +23%, respectively, for Nova), 2015 was a turning point with a significant breakdown in the dynamic in Brazil. Nova’s business volumes felt by (1)% and its sales contracted significantly by (8)%, while Cdiscount posted growth in its business volumes and sales of +19% and +10%, respectively.

The severe fall in Cnova’s operating profit from ordinary activities between 2013 and 2015, from profit of €18m to a loss of €(117)m, is therefore largely attributable (as to €84m) to Nova. This fall can be attributed to the decline in the gross margin (from €227m to €185m) and to increased operating costs (from €(207)m to €(250)m).

In parallel, growth in the international business (Asia, Africa and Latin America) necessarily put strain on cash resources in the development phase, and the structuring of central functions was a factor in operating profit falling by €(48)m between 2013 and 2015.

Cdiscount

Over the period 2013-2015, despite strong growth in business volumes (+43%) and sales (+23%), Cdiscount still posted a broadly stable operating loss: €(2)m in 2013, €(12)m in 2014 and €(4)m in 2015.

In 2015, due to this operating loss of €(4)m and after taking account of factoring costs of €(13)m15 and investments of €(42)m15, cash generation before changes in working capital requirements was negative.

Cdiscount breaks even in the third quarter of 2016

The results for the third quarter of 2016 were published by the Company on October 27, 2016. As a result of the reorganization agreement entered into by Cnova and Via Varejo in respect of the Brazilian business, Nova was classified, as at September 30, 2016, as a discontinued business. Reported performances will henceforth only reflect the activity of Cdiscount and the holding company functions carried out at the level of Cnova.

15 Source: Company

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

During this third quarter, GMV (Gross Merchandise Volume) increased by +6%, while nine-month growth increased to +12%. Performance in July and August was worse than forecast due to external factors (the Nice terrorist attack, the climate) and the closure of the last-remaining specialist website. The Marketplace business nevertheless continues to grow and accounts for 33.3% of GMV.

Sales were €414m, posting growth of +3% over the quarter and +9% over nine months (for a total of €1,272m). Cdiscount’s performance is consistent with those of other players on the French market, in particular LDLC (for information, over the most recent two quarters, Cdiscount has posted growth of +6%, while LDLC’s organic growth, excluding stores, was +6.5%).

The gross margin increased, by 40 basis points, to 14% and amounted to €58m. Over the quarter, Cdiscount posted a profit on ordinary activities of almost €2m while the holding company functions and the international business (Côte d’Ivoire) incurred operating losses of €(3)m.

Cdiscount (excluding Holding and International)

	Q3				9M
In €m	FY15A	FY16A	Var. %	In €m	FY15A	FY16A	Var. %
GMV including taxes	640	681	6%	GMV including taxes	1,826	2,051	12%
Sales	403	414	3%	Sales	1,166	1,272	9%
Cost of Sales	(347)	(355)	2%	Cost of Sales	(1,006)	(1,092)	9%
Gross Profit	55	58	6%	Gross Profit	160	180	13%
Op. profit from ordinary activities	1	2	58%	Op. profit from ordinary activities	(11)	0	(102)%
Source: Quarterly results presentations				Source: Quarterly results presentations

KPIs				KPIs
GMV (% GMV of the year)	24%	23%		GMV (% GMV of the year)	67%	69%
Net Sales (% net sales of the year)	23%	23%		Net Sales (% net sales of the year)	67%	69%
Gross Profit (% sales)	14%	14%		Gross Profit (% sales)	14%	14%
Operating profit (% of sales)	0%	0%		Operating profit (% of sales)	(1)%	0%

Over nine months, Cdiscount is at the break-even point, whereas the holding company functions and the international business (Côte d’Ivoire) have incurred losses of €(5)m.

Cdiscount’s performance in the fourth quarter of 2016 slightly down on 2015

The Company’s objective is for Cdiscount to post a slightly positive operating profit on ordinary activities at the end of the year. Based on the currently available Q4 2016 estimate, the target operating profit on ordinary activities for the fourth quarter is €3m (net sales forecast at €568m), which is slightly down on the figure for the fourth quarter of 2015. We note that the operating profit forecast in the Q4 2016 estimate stands marginally below the level forecast in the initial 2016 budget.

	FY15A(2)					FY16A			FY16 LE		FY16B
In €m	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4 LE(1)	FY	FY
GMV including taxes	619	566	640	883	2,709	732	638	681	902	2,953	3,077
Net sales	404	360	403	571	1,737	465	392	414	568	1,839	1,818
Cost of Sales	(349)	(310)	(347)	(502)	(1,508)	(400)	(336)	(355)	(496)	(1,588)	(1,554)
Gross Profit	55	50	55	69	229	65	56	58	72	252	264
Op. profit from ordinary activities	(8)	(4)	1	7	(4)	2	(3)	2	3	3	6

Source: Management BP, Quarterly results presentations

Note (1): information currently available regarding Q4 FY16 estimate

Note (2): 2015 figures adjusted from inventory valuation restatement

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

2          Due diligence

Our due diligence work principally consisted of implementing a multi-criteria approach to appraise Cnova’s shares and analyzing the elements of the Offer price specified in the Tender Offer Memorandum (Note d’Information) as of December 1st, 2016.

As part of our engagement, we reviewed a set of accounting and financial documents (financial statements, registration documents, press releases, etc.) published by the Company in respect of the fiscal year ended on December 31, 2015, as well as on June 30 and September 30, 2016.

We reviewed the legal documents made available to us, within the strict limit and for the sole purpose of gathering the information necessary for performing our engagement.

We conducted a number of interviews with Company management, with its independent directors and their respective advisors, and also with the Offeror and its advisors, to understand both the background to the Offer and the business outlook and financial forecasts.

For our comparative and market valuation methods, we examined the public information available in our databases in respect of comparable companies and transactions.

Lastly, we reviewed the work carried out by the bank presenting the Offer, as set out in the Offer price assessment report and as summarized in the Tender Offer Memorandum as of December 1st, 2016. We had many discussions with the bank’s representatives on this subject.

Our work is presented in detail in Appendix 5 below.

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

3          Valuation of Cnova N.V.’s shares

In accordance with the provisions of Article 262-1 of the AMF’s General Regulation, we performed our own valuation of the Company. It should be noted, in this connection, that the presenting bank’s valuation work was provided to us during our assignment.

3.1      Excluded valuation methods

3.1.1   Net Asset Value (NAV)

We do not consider this method appropriate given that the value of the Company’s intangible assets is only partially reflected on its balance sheet. By way of information, the Net Asset Value was €98.1m as at December 31, 2015, for 441.3 millions of outstanding shares, leading to a €0.22 value per share.

Based on the unaudited proforma balance sheet as at September 30, 2016 (before completion of the transfer of Nova to Via Varejo), Cnova’s Net Asset Value stands at €(56)m.

3.1.2   Adjusted Net Asset Value (ANAV)

The Adjusted Net Asset Value method involves valuing a company’s equity using the market value of its assets and liabilities. We consider that this method is not relevant, given that this is a services company with primarily intangible assets (trademarks, domain names, human capital, logistical knowhow, Internet know-how, customer databases, etc.).

3.1.3   Dividend discount method

This method consists of discounting the forecast dividends or of capitalizing the last known dividend in perpetuity. In recent financial years, the Company has not paid any dividends and does not anticipate making any distributions in the short or medium term.

3.1.4   Multiples observed on comparable transactions

This approach involves determining the value of a company by applying the multiples observed on transactions carried out by comparable companies to its financial aggregates.

To have any relevance, this method requires reliable information to be available on to the companies involved in the transactions. In the case of unlisted companies, the information disclosed is often very limited.

We have not identified any recent transactions (i) involving companies that are comparable to Cnova/Cdiscount in terms of business, size or margin structure, and (ii) relating to minority shareholdings, where there is (iii) public information available to calculate an implicit multiple.

The transaction multiples also include, as a general matter, a change of control premium reflecting the share of the specific synergies paid for by the purchaser. In general terms, it is therefore difficult to use this method to draw out the Company’s intrinsic value. We did not therefore use this method.

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

3.2	Selected valuation methods

3.2.1	The effect of Cnova’s profile on the implemented valuation methods

The transfer of Nova to Via Varejo, completed on October 31, 2016, indicates a price for Cnova that has been used as a primary source for the valuation.

At the date of the Offer, the Company’s scope of consolidation therefore comprises Cdiscount, on the one hand, and the holding company functions carried out at the level of Cnova, on the other hand. We therefore performed a valuation of the Company through a sum-of-the-parts analysis using the following methods:

-	DCF (primary): method applied to Cdiscount and the holding company functions, based on an extrapolation capturing the specific growth in cash flows beyond management forecasts (2018);

-	Market multiples (secondary): method applicable solely to Cdiscount given the specific growth profile, based on multiples of Enterprise Value/Sales, bearing in mind the Company’s level of operating profit/loss in 2015-2018. This method is used as a secondary method due to the limited relevance of these multiples and the limited comparability between the companies in the sample and Cdiscount.

The share price was used as a reference, bearing in mind the very small size of the free float, but the high turnover in these shares. The same applies to analysts’ price targets, given the broad monitoring of the shares.

Summary of implemented valuation methods

Valuation method	Cdiscount	Holding	International	Cnova

Primary method and reference
Reference to last transactions on capital	not applicable	not applicable	not applicable	Transfer of Nova to Via Varejo, based on the price of US$5.0 per Cnova share

Sum-of-the-Parts	Discounted cash flows method	Discounted cash flows method	Enterprise Value at zero	Sum-of-the-Parts
(Discounted cash flows method)			Closing costs captured in Cnova’s EV to Equity bridge

Secondary method
Sum-of-the-Parts	Trading multiples method	Trading multiples method	Enterprise Value at zero	Sum-of-the-Parts

(Trading multiples method)			Closing costs captured in Cnova’s EV to Equity bridge

Secondary references
Share price analysis	not applicable	not applicable	not applicable	Share price analysis:
	(not listed)	(not listed)	(not listed)	- pre-rumours (31 March 2016)
- pre-announcement (11 May 2016)
- as at 28 October 2016

Analysts’ target prices	not applicable	not applicable	not applicable	Target prices analysis:
	(not listed)	(not listed)	(not listed)	- pre-rumours (31 March 2016)
- pre-announcement (11 May 2016)
- as at 28 October 2016

Source: Eight Advisory analysis

On the date of our work, the Company confirmed that the business of the International division had ceased, with the exception of Côte d’Ivoire, where a strategic review had, however, been initiated. We worked on the assumption that the business in that country would soon cease.

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

3.2.2	Common aspects of methods

Number of reference shares

The Company’s share capital comprises 441,297,846 shares, of which 96,790,798 formerly held by Via Varejo, and now held as treasury shares following the completion of phase 1 of the Transaction. These shares are meant to be cancelled early 2017. As mentioned previously, and in accordance with common practice with regard to treasury shares, our analyses are based on a number of shares after cancellation of these treasury shares, i.e. 344,507,048 shares.

We note that, in November 2014, the Company set up a “Deferred Stock Units” (DSU) plan that could potentially lead to the creation of 1,319,999 new shares. 29,842 DSUs granted to Nova’s current employees will be replaced by new stock options issued by Via Varejo. As a result, following the transfer of Nova to Via Varejo, the DSUs that remain in circulation potentially require 1,290,157 new shares in the Company to be created.

In # of shares

# of shares in the capital before the Phase 1 of the Operation	441,297,846
(-) treasury shares (previously held by Via Varejo)	(96,790,798)
(+) potential new shares related to the outstanding DSU	1,290,157

Total number of shares considered in the analysis	345,797,205

Source: 20-F report, Company, Eight Advisory analyses

All in all, we used the total figure of 345,797,205 shares for the purposes of our work.

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

Enterprise Value to Equity Value bridge

Our calculations were carried out on September 30, 2016 and were based on the unaudited balance sheet provided by the Company as part of its quarterly communication, and on the impacts of the merger between Nova and Via Varejo.

Adjustments from Enterprise Value to Equity Value were calculated as at September 30, 2016. The adjusted net debt of €55m includes the following key components:

-	net financial debt as at September 30, 2016 (including cash pooling credit and other cash-equivalent items), i.e €(124.3)m.

The net financial debt is reduced by the following:

-	amount received by Cnova on October 21, 2016 for the sale of its 49% interest in E TREND S.A.S. to Monoprix, i.e. €9.3m;

The net financial debt is increased by the following:

-	net working capital adjustment deducted from the cash position as at September 30, 2016, i.e. €(23.7)m. This adjustment notably eliminates the impact of seasonal effects on working capital requirements and cash. This adjustment also includes the unwinding of the “management fees” net working capital, following the transfer of Nova;

-	provisions for contingencies as at September 30, 2016, i.e. €(3.4)m;

-	the provisions for various disputes as at September 30, 2016, i.e. €(11.3)m (less than €1m of which relates to the financial impact of the Class Action, as the Company does not expect to receive a fine from the SEC, given the initiatives taken after the identification of the practices in question). These provisions also include a portion of the costs related to the closure of the specialty websites;

-	provisions for retirement benefits as at September 30, 2016, i.e. €(3.0)m;

-	minority interests in Cdiscount at their market value on September 30, 2016, i.e. €(5.1)m;

-	amount paid by Cnova, pursuant to its call option, to buy-back Cdiscount Group non-controlling interests, for a consideration of €(0.1)m. In this respect, 177,015 shares were acquired by the Company since October 1st, 2016, at a price of €0.57 per share.

We also valued the Company’s carried forward losses by estimating the present value of the associated tax savings against the profit forecasts. We valued them at €58.3m.

Based on the above, the net debt as of September 30, 2016 stands at €(103)m.

Finally, the adjustments related to the transfer of Nova were factored in the analysis. They correspond to the payment by Via Varejo of the following amounts between October 31 and November 8, 2016, for a total consideration of €158m:

-	the cash compensation payment (including purchase price adjustment), of R$20.4m, i.e. €5.9m at a R$/€ exchange rate of 3.48, subject to final closing adjustments; net of

-	the related tax cost of (1.5) mR$[16], corresponding to the share to be borne by Cnova of (i) the capital gain tax, and (ii) the tax on financial transactions;

-	the repayment of shareholders’ loans granted by the Company to Nova, amounting to R$527.0m as at October 31, 2016, i.e. €152.5 including net FX gain of €6.5m on the hedging set up by the Company (€/R$ hedging rate of 3.44).

The adjusted net debt therefore stands at €55m.

[16]	Source: Company

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

Sample of comparable companies used to calculate the valuation parameters

A listed company may be considered to be comparable where it shows actual similarities with the company being analyzed in terms of business area (services, customer base, geographic sector), size (sales or market capitalization, market share), level and structure of margins and prospects for growth in sales and margin.

The Company has specific characteristics: a pure player in e-commerce with a low-cost economic model resulting in a specific margin structure, the types of products sold, the growing power of the Marketplace in global business volumes, a business that operates solely in France, payment facilities granted, etc. There is no company that can be said to be exactly comparable.

Nevertheless, we put together a sample of four companies in this sector with the following characteristics:

-	direct competitor (Amazon);

-	significant proportion of sales generated by e-commerce activities (Amazon, AO World, Ocado, Qliro);

-	single-country operators in Western Europe (AO World, Ocado Qliro);

-	product offerings comparable to those of the Company (Amazon, AO World, Qliro);

-	significant proportion of sales derived from a Marketplace activity (Amazon and Qliro).

The profiles of the sample companies in terms of sales growth and margins are presented in the table below.

Revenue growth rates and margins of comparable companies

		Sales growth (%)				EBITDA margin(2) (%)				Capex (%)				EBITDA(2) (-) Capex (%)
Company	EV(1) (€m)	FY15A	FY16F	FY17F	FY18F	FY15A	FY16F	FY17F	FY18F	FY15A	FY16F	FY17F	FY18F	FY15A	FY16F	FY17F	FY18F
Amazon	353,918	20.2%	27.7%	22.5%	21.5%	8.0%	9.2%	10.3%	12.1%	(4.3)%	(4.5)%	(4.2)%	(4.0)%	3.7%	4.7%	6.1%	8.1%
AO World	799	23.8%	25.1%	22.5%	23.6%	1.8%	(0.7)%	0.1%	1.9%	(1.3)%	(1.2)%	(0.8)%	(0.7)%	0.5%	(1.8)%	(0.7)%	1.2%
Ocado	1,858	16.7%	15.5%	14.3%	13.3%	7.3%	6.7%	7.2%	8.0%	(8.4)%	(10.2)%	(8.1)%	(7.3)%	(1.1)%	(3.4)%	(0.9)%	0.7%
Qliro	182	(11.9)%	0.9%	4.2%	6.1%	n.a.	0.8%	3.9%	5.0%	(2.6)%	(2.5)%	(2.2)%	(1.8)%	n.a.	(1.7)%	1.7%	3.2%
Average		12.2%	17.3%	15.9%	16.1%	5.7%	4.0%	5.4%	6.8%	(4.2)%	(4.6)%	(3.8)%	(3.5)%	1.0%	(0.6)%	1.6%	3.3%

Cdiscount + Holding		10.2%	5.9%	7.0%	8.4%	(1.2)%	(1.9)%	1.0%	3.0%	(2.4)%	(2.2)%	(2.3)%	(2.3)%	(3.6)%	(4.1)%	(1.4)%	0.7%

Source: Bloomberg, Thomson Research (28 October 2016)

Note (1): Enterprise Value

Note (2): including holding costs and factoring costs

The growth specified in Cdiscount’s business plan is lower than the growth level expected by analysts for companies in the sample. The same applies to the profitability as determined by the calculation EBITDA (-) Capex.

We note, however, that the Company’s profitability (Cdiscount and holding company costs) should move towards that of the companies in the sector in 2018.

Amazon displays high profit margins thanks to its “Web Services” activity, but the EBIT margin for Amazon’s e-commerce business in North America, which excludes the margin of the Web Services business, is 3.4% over the last 12 months17, a level which is closer to that of the sample (the EBIT margin is a proxy for the EBITDA (-) Capex calculation).

This sample was used to estimate valuation parameters (discount rate and market multiples).

17 Source: Amazon 10K and 10-Q reports

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

3.2.3 References to most recent transactions on capital (primary)

On August 8, 2016, the Company announced that it had concluded a reorganization agreement with Via Varejo in respect of its Brazilian business activities (Nova). On September 13, the shareholders of Via Varejo approved this reorganization in a general meeting and, on October 27, Cnova’s shareholder did likewise in a general meeting. The principal stages of the transfer of Nova to Via Varejo were as follows:

-	distribution of Nova by Cnova to a company wholly owned (indirectly) by Via Varejo;

-	in consideration, on October 31, 2016, Cnova received:

-	all ordinary shares in Cnova indirectly held by Via Varejo (96.8 million shares);

-	a cash compensation payment (including purchase price adjustment), of R$20.4m reflecting the difference between the value of Nova and the value of Cnova shares held by Via Varejo (the 96.8 million shares representing a shareholding of 21.9% in Cnova). The purchase price adjustment is related to Nova better than expected cash flow generation compared to the levels forecast in the Reorganization Agreement;

-	net of the related tax costs borne by Cnova of R$(1.5).

-	in addition, on November 8, 2016, Via Varejo procured the repayment by Nova of the outstanding balance under the loans granted to it by Cnova and Cnova Finança, together with all accrued interest as at October 31, i.e. R$527.0m.

The merger and the corresponding financial terms and conditions are based on a valuation for Cnova of US$ 2,206.5m (for 441.3 million shares), i.e. US$5.00 per share. The transaction:

-	was negotiated by the shareholders in Via Varejo who were not affiliated to any entity within the Casino Group (notably the Klein family);

-	was approved by the Company’s Transaction Committee, solely comprising independent directors of Via Varejo;

-	was voted for by the minority shareholders in Via Varejo (CBD did not participate in the vote); and

-	related to c.21.9% of the Company’s share capital.

This transaction therefore constitutes a reference transaction. The price offered under this SPTO, i.e. US$5.50 per share, therefore represents a premium of 10%.

3.2.4 Discounted cash flows method (primary)

This method involves calculating the intrinsic value of an asset by discounting its future cash flows at a rate that reflects the rate of return required by the market for the asset and its risk. This analysis was carried out on the Company on a standalone basis. The potential cost savings that could arise from the completion of the Offer are analyzed in paragraph 4 below.

Cdiscount – Forecasts used

The Company provided us with a business plan for Cdiscount for the period 2016 to 2018. This business plan was drawn up by management and approved by the Company’s Board of Directors on February 23, 2016. This business plan was confirmed by the Board of Directors after the publication of the results for the first half of 2016. In addition, we were provided by the management of the Company with the currently available Q4 2016 estimate, which we factored in our analyses.

This Q4 2016 estimate, slightly below the initial business plan, the Company’s strategic initiatives (centralization of purchases between Conforama and Casino, launch of Cstream and Cmobile by Cdiscount), the evolution of the competitive landscape, the communication of the CNIL, or the recall of

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

Galaxy Note 7s by Samsung are, in the view of the Company’s managers, unlikely to call into question the forecasts in the business plan.

The business plan reflects the Company’s current strategic orientations, namely the intention to grow the Marketplace activity within overall business volumes, to concentrate on growing margins rather than on growing sales, to capitalize on its position as market leader in furnishings, to focus on a differentiating economic model (low-cost, CB4X facilities that enable purchase prices to be split over four payments) and on innovative logistical know-how (items of more than 30kg, Sunday deliveries) and technological know-how (Search Engine Optimization).

The business plan forecasts average annual growth in volumes of direct sales of +7.1% over the period 2016-2018 and growth of +38.1% for the Marketplace business. As a result, the business plan forecasts average annual growth in sales of +7.7% over the period 2016-2018, based on:

-	growth in direct sales (+7.1%);

-	and, to a lesser extent, growth of +11.0% in Marketplace commissions and other revenue (mainly audience monetization through advertising and delivery services charged to customers).

We note that these overall sales growth forecasts are slightly lower than market forecasts18.

The growth forecast in the business plan in part reflects the dynamics of the e-commerce sector in France over the coming years and the development of innovative delivery services. The increasing prominence of the Marketplace business, whose share in overall business volumes should increase from 29.3% in 2016 to 41.4% in 2018), should be sustained by the introduction of initiatives for sellers (the “visibility pack” and logistical services) and measures that aim to improve the service level offered to customers (selection of sellers, competitive delivery and logistics services).

Overall, the gross margin should grow by about 430 basis points over the term of the plan. This improvement is based upon two factors:

-	the increasing prominence of the Marketplace in overall business volumes;

-	the improvement of the gross margin on direct sales activity (the Company’s intention to concentrate on profitability is demonstrated by the impact of targeted initiatives such as the joint procurement agreement between Conforama and Casino).

All operating expenses should remain broadly stable as a percentage of revenue over the term of the plan, representing approximately 13% of sales. EBITDA should therefore experience a significant increase, from €22m to €101m, to reach 4.7% of sales in 2018.

In accordance with general practice in the industry, factoring costs are considered to form part of operating costs and are therefore included in EBITDA. Over the term of the business plan, these costs should decrease by 9.4% each year on average, due to the introduction of a specific credit rating initiative that reduces probabilities of default and, as a result, factoring costs. As such, the EBITDA (-) factoring costs margin should increase from (0.6)% in 2016 to 3.4% in 2018. We note, however, that this level is lower than the EBITDA margin of comparable companies in the industry.

The average working capital surplus should improve over the term of the plan, especially as a result of the effect of certain specific initiatives that seek to optimize inventory (reduction in the minimum order level, reduction in the percentage of inventory with a rotation exceeding 100 days) and reduce the amount of receivables (reduction in collection deadline for rear setbacks from three to one month).

On average, investments should represent 2.3% of sales over the term of the plan, in line with historical levels.

18 +10% p.a., FEVAD, press release dated January 28, 2016

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

Cdiscount - other operating assumptions

We have extended the term of the business plan by five years to extrapolate the growth and margins out over more normative time frames, bearing in mind (i) the growth levels forecast for 2018 in the business plan, (ii) the Company’s medium-term prospects, (iii) the industry dynamics and (iv) the level of certain key indicators observed in relation to comparable companies that are at a later developmental stage than the Company (in particular, Amazon’s margins and share of Marketplace in overall business volumes).

The extension of the business plan to 2019-2023 and the calculation of the terminal value is based on the following assumptions:

-	growth in the Marketplace business so that its contribution to overall business volumes approaches 50% in 2023, matching Amazon’s current level (lower than the medium-term objectives forecast by analysts for the group). The growth rates used in the extrapolation period are consistent with the historic growth rates in France of the Marketplace business;

-	acceleration in the growth of direct sales over the first part of the extrapolation period, to post an average annual growth rate in overall sales of approximately +10% per annum over the extrapolation period, in line with sector[19] forecasts and historic growth in the sector (in the period prior to the launch of marketplaces);

-	a gradual increase in the rate of commission on the Marketplace business from 13.3% in 2018 to 14.5% from 2021 onwards, reflecting the Company’s position as market leader in furnishing products, alignment with the rate charged by Amazon on technological products, the potential for monetizing advertising space and the potentially beneficial impact of customer retention thanks to free delivery services (Cdiscount A Volonté program extended to the Marketplace);

-	stability in the gross margin on direct sales at its 2018 level;

-	a slight fall in operating expenses, expressed as a percentage of sales, reflecting the Company’s operating leverage.

-	stable factoring costs as a percentage of sales, corresponding to their 2018 level;

-	a stable level of investment as a percentage of overall business levels, at their 2018 level;

-	stability in the components of average working capital surplus expressed in days of sales (trade receivables), days inventory outstanding (inventory) and days payable outstanding (trade payables);

-	a tax rate of 34.43%; and

-	in view of the growth rate forecast in 2023 (+6.3%), the use of the “H model”[20] formula to calculate terminal value. The formula assumes that growth gradually converges at the end of the extrapolation period towards the long-term growth rate. In the case in point, we have assumed a convergence period of three years.

Overall, the level of EBITDA (-) factoring costs (-) investments of 4.6% over an eight-year horizon (2023) is higher than the level forecast for companies in the sector on a three-year horizon (3.3%). This can be explained by the differences in horizon and growth over this period.

In summary, the main sources of cash flow growth (excluding tax) over the period 2016-2023 are principally growth in sales coupled with improvements in the gross margin.

19 FEVAD, press release dated January 28, 2016

20 James R. Hitchner, Financial Valuation – Applications and Models: Terminal value = [CF0 x (1+gs+h x (gi-gs)] / [k-gs], where CF0 stands for initial cash flow, gs stands for long-term growth rate, gi stands for growth rate in the final year of extrapolation, h stands for the length of the convergence period divided by 2 and k stands for the discount rate.

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

Cdiscount – long-term growth

We used an long-term growth rate of 2.25%, higher than the long-term inflation forecasts for France of 1.7%21, to reflect the more dynamic nature of the e-commerce industry when compared with the French economy as a whole.

Calculation of the discount rate

The discount rate was calculated using the CAPM approach (Capital Asset Pricing Model).

In determining the discount rate, we made use of market, industry and country parameters calculated as at October 28, 2016.

Approaches used

We used two distinct approaches to calculate the discount rate applicable to Cdiscount:

-	the “local” approach based on French parameters, expressed directly in euros; and

-	the “US” approach, based on parameters in US$. The resulting rate must then be adjusted by the difference between US long-term inflation and French long-term inflation. This adjustment is carried out by applying the Fisher equation[22].

The discount rate used is the average of the two rates obtained using the approaches described above.

Market parameters

-	Local approach:

	-	the risk-free rate of 0.3% corresponds to the one-month average yield of French government bonds with a maturity of 10 years; and

	-	the French market risk premium of 6.8% was estimated using the market yield derived from the research carried out by Pablo Fernandez (7.1%).

-	US approach:

	-	the risk-free rate of 2.1% corresponds to the one-month average yield of US government bonds with a maturity of 20 years;

	-	the US market risk premium of 6.0% was estimated using the research carried out by Aswath Damodaran and Pablo Fernandez. The resulting market yield is 8.1%;

	-	the long-term US$ inflation rate is estimated at 2.3%[21]; and

	-	the long-term French inflation rate is estimated at 1.7%[21].

Industry parameters

-	Beta

	-	the industry beta coefficient used is 1.05 and corresponds to the one-month average of beta coefficients observed over two years with a weekly frequency for the companies in our sample.

	-	only Amazon’s beta coefficient, however, is acceptable from a statistical point of view. On October 28, 2016, the other companies in the sample had beta R² correlation coefficients lower than a significance threshold of 10%. As such, their beta has been excluded from our analysis.

21 Source IMF – World Economic Outlook, October 2016, 2021 forecast

22 Fisher equation: € rate = [(1 + US$ rate) / (1 + US inflation rate) x (1 + French inflation rate)] -1

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

-	the level of 1.05, used in our analysis, is, however, consistent with the 18-month average of the beta coefficients of companies in the sector (period during which the associated R² correlation coefficients were admissible).

-	Gearing

	-	given the positive cash generation forecast in the business plan, the Company should return to the net cash position observed in the past.

	-	we therefore used a normative nil gearing position, in line with the median position of companies in the comparable sample (after adjusting cash flow for the seasonality of working capital requirements).

Country parameters

	-	The 0.2% country risk premium for France retained in the “US” approach was calculated as the difference between French 10-year CDSs[23] and US 10-year CDSs.

Based on these parameters, the discount rate stands at:

	-	7.5% using the “Local” approach; and

	-	8.0% using the “US” approach;

	-	as a result, we used a discount rate of 7.75% (the average of the two approaches).

23 Credit Default Swap

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

By way of information, we did not analyze the discount rates used by the analysts covering the Company since (i) no recent broker report has included discount rates and (ii) the discount rates used in older notes are not relevant to the Company’s current scope of consolidation, which now excludes Nova.

In parallel, we note that the difference between the discount rate and long-term growth rate of 5.50% used for the Company i.e. (7.75%-2.25%) can be compared to:

-	an average level of 7.2% used by analysts for Amazon. The difference can principally be explained by:

	-	the fact that analysts use a US$ reference to estimate the discount rate and the long-term growth rate. However, the US$ market parameters (risk-free rate, market risk premium and long-term inflation rate) present higher levels than those in the euro market;

	-	the international nature of Amazon’s cash flows, which are in fact subject to country risks and local inflation rate, higher than those in France; and

	-	the fact that certain innovative offers are in a strong development phase (such as “Web Services”);

-	an average level of 5.5% used by analysts for Ocado, which has similar characteristics to Cnova, in particular its geographic exposure and sales growth dynamics.

As for AO World and Qliro, we note that no analyst has provided discount rate and long-term growth rate assumptions.

Present value of holding company costs

We valued holding company costs using the discounted cash flow method. This method involves calculating the intrinsic value of an asset by discounting its future cash flows at a rate that reflects the rate of return required by the market for the asset and its risk.

This analysis was carried out on standalone forecasts we were provided with, after the impact of the transfer of Nova Brazil to Via Varejo. The potential cost savings in central overheads that could arise post completion of the Offer are analyzed in paragraph 4 below.

The forecasts we were provided with give central overheads before tax of €11.5m for the fourth quarter of 2016, €16.4m for 2017 and €8.9m for 2018 and 2019.

The other assumptions used in calculating the present value of central overheads using the discounted cash flow method include the following:

-	cost inflation of 2% per year from 2020 onwards;

-	standard tax rate of 34.43%;

-	discount rate of 7.75%, corresponding to the rate used to discount Cdiscount’s cash flows, a detailed calculation of which is set out above.

On this basis, the present value of central overheads amounts to €(119.2)m, i.e. €(0.34) per share.

Discounting of cash flows

Cash flows were discounted at mid-year, from September 30, 2016.

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

Results

On this basis, the discounted cash flow method leads to an average value of €4.21 per share.

Cnova (in €m)	DCF method
Cdiscount Enterprise Value	1,520
Holding costs NPV	(119)
Cnova Enterprise Value	1,401
Net financial debt as of 30 September 2016 (including cash pooling)	(124)
Other net debt items	21
Net debt	(103)
Nova transfer-related adjustments	158
Adjusted net debt	55
Cnova Equity Value	1,456
Number of Oustanding Shares (in m)	345.8
Cnova equity Value per share (in €)	4.21
Source: Eight Advisory analyses as of 28 October 2016

Based on the €/US$ spot exchange rate as of November 23, 2016 of 1.06, the Offer price, i.e. 5.50 US$ per share, results in a premium offered of 23%.

Sensitivity analyses

We performed sensitivity analyses for each of the main parameters by varying:

-	the discount rate by +/- 0.5% and the long-term growth rate by +/- 0.25%;

-	the discount rate by +/- 0.5% and the EBITDA margin by +/- 0.25% (over the entire projection period, i.e. from the fourth quarter of 2016 to the final year).

The sensitivity of the average value to a +/- 0.5% variation of discount rates and a +/- 0.25% variation in the long-term growth rate results in prices per share ranging between €3.67 and €4.92 per share.

Sensitivity analysis on Cnova equity value (€ per share)
		Discount rate
Long- term growth rate		7.25%	7.75%	8.25%
	2.00%	4.51	4.06	3.67
	2.25%	4.71	4.21	3.80
	2.50%	4.92	4.38	3.93

Based on the €/US$ spot exchange rate as of November 23, 2016 of 1.06, the Offer price, i.e. 5.50 US$ per share, results in a premium offered between 5% and 41%.

The sensitivity of the average value to a +/- 0.25% variation in the EBITDA margin results in prices per share ranging between €3.82 and €4.60 per share.

Sensitivity analysis on Cnova equity value (€ per share)
EBITDA margin %
(0.25)%	-	0.25%
3.82	4.21	4.60

Based on the €/US$ spot exchange rate as of November 23, 2016 of 1.06, the Offer price, i.e. 5.50 US$ per share, results in a premium offered between 13% and 36%.

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

3.2.5 Trading multiples of comparable companies (secondary)

In this approach, the trading multiples method was applied to Cdiscount, while the holding company costs were valued using the DCF method (method allowing to better capture the holding costs specific growth profile).

The method consists of determining the value of a company by applying valuation multiples observed for other listed companies in the same business sector. In view of Cnova’s specific economic model and cash flow profile, there is no company that can be defined as exactly comparable. This method is therefore used on a secondary basis.

As set out above, our sample consists of four companies: Amazon, AO World, Ocado and Qliro.

The Enterprise Value (EV) of the companies in the sample is based on their market capitalization increased by their most recently available net indebtedness (adjusted for the book value of deferred tax assets in respect of carried forward losses, financial assets, liabilities under pension commitments, available-for-sale assets and the seasonality of working capital requirements) and minority interests.

Market capitalizations were calculated on the basis of one-month average share prices as at October 28, 2016.

The forecasts of operating aggregates used in the calculation of trading multiples of comparable companies correspond to the average consensus of the forecasts of financial analysts, as set out in their notes published before October 28, 2016.

Trading multiples used in the analysis

As mentioned above, there is no Company that is exactly comparable to Cdiscount, given:

-	the specific characteristics of its low-cost economic model (gross margin levels, operating costs and investments lower than industry levels);

-	the significant differences in growth and profitability between Cdiscount and the companies in the sample both currently and over the forecast period; and

-	the use of factoring (unlike companies in the sample).

Cdiscount’s EBITDA margin over the early years of the business plan also appears to be significantly lower than normative levels, as reflected by the gap between the targeted margin at the end of the extrapolation period and its 2018 level (+370 basis points).

On the basis of the above:

-	the use of earnings multiples did not appear appropriate;

-	we also considered the use of unadjusted average revenue multiples inappropriate.

We therefore used Enterprise Value to sales multiples, that we adjusted to take into consideration the expected differences in profitability and cash flow generation between the Company and the companies in the sample. We have implement several analyses due to the size of the sample. These multiples used were the following:

-	EV/Sales multiples for 2015 to 2018, taking into account regression to the EBITDA margin;

-	EV/Sales multiples for 2015 to 2018, taking into account regression to the adjusted EBITDA margin i.e. including factoring costs;

-	EV/Sales multiples for 2015 to 2018, taking into account regression to the adjusted EBITDA margin (-) capex i.e. including factoring costs and investments;

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

-	EV/Sales multiples for 2015 to 2018 for AO World, since AO World is the most closely comparable business to Cdiscount in terms of product offerings and geographical location.

Cdiscount	FY15	FY16	FY17	FY18

Adjusted EV/Sales (EBITDA regression)	0.76x	0.81x	0.77x	0.68x

Adjusted EV/Sales (Adjusted EBITDA* regression)	0.57x	0.49x	0.58x	0.52x

Adjusted EV/Sales (Adjusted EBITDA* (-) Capex regression)	0.75x	0.81x	0.74x	0.64x

EV/Sales AO World (best peer approach)	1.26x	1.02x	0.83x	0.66x

Source: Eight Advisory analyses, based on Bloomberg data as of 28 October 2016, analysts’ consensus
*Adjusted EBITDA = EBITDA (-) factoring costs

Cdiscount’s Enterprise Values (excluding holding costs), as calculated by applying these multiples, are set out below.

We note a convergence between 12 of the 16 values derived from the sales multiples above. In this respect, the following are excluded from the range of Enterprise Values retained:

-	Enterprise Values derived from the application of EV/Sales multiples for 2015 and 2016 taking into account regression to the adjusted EBITDA margin, due to (i) the non-normative nature of the Company’s margins in those years, and (ii) the adjusted EBITDA aggregate being unable to capture the differential between the level of investments of the Company and those of the comparable companies, which is particularly significant in those years (the values derived from the sole EBITDA margin are less impacted as the effects of the factoring costs and capex differentials offset each other);

-	Enterprise Values derived from the application of AO World’s EV/Sales multiples for 2015 and 2016, due to the significant difference between its growth and that of the Company in 2016 and 2017. As a result, we do not consider that the values obtained using this approach for 2015 and 2016 are relevant.

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

Results

On the basis set out above, the market multiples method leads to a range of values for Cnova’s equity of between €3.00 and €4.53 per share.

	Trading multiples
Cnova (in €m)	Min	Max
Cdiscount Enterprise Value	1,104	1,631
Holding costs NPV	(119)	(119)
Cnova Enterprise Value	984	1,512
Net financial debt as of 30 September 2016 (including cash pooling)	(124)	(124)
Other net debt items	21	21
Net debt	(103)	(103)
Nova transfer-related adjustments	158	158
Adjusted net debt	55	55
Cnova Equity Value	1,039	1,566
Number of Oustanding Shares (in m)	345.8	345.8
Cnova equity Value per share (in €)	3.00	4.53
Source: Eight Advisory analyses as of 28 October 2016

Based on the €/US$ spot exchange rate as of November 23, 2016 of 1.06, the Offer price, i.e. 5.50 US$ per share, results in a premium offered between 15% and 73%.

3.2.6 Share price and target prices analysis (for reference purposes)

The Company was listed on the NASDAQ on November 20, 2014 at the price of US$7.00 per share. A secondary listing on the Euronext Paris Compartment A was completed on January 23, 2015, under ISIN Code NL0010949392.

Shares in the Company are therefore traded on both the NASDAQ, in dollars, and on Euronext Paris, in euros. As mentioned previously, the Offer price is US$5.50 per share.

In respect of the stock exchanges, the Company’s share price on the NASDAQ may be considered to be liquid since its free float rotation exceeds 20.0% over 12 months (96.8%).

The Company’s share price on Euronext shows reduced liquidity (12-month free float rotation of 7.3%), which may be explained by the secondary nature of the Euronext listing. The average difference between (i) the share price in US$ on the NASDAQ and (ii) the US$ equivalent of the share price in € on Euronext over the last 12 months is, nevertheless, approximately 1%. As such, in our view, the Company’s share price on Euronext is sufficiently relevant for our analysis.

Despite the small size of the free float (6.6% on a 441.3 million shares basis), the shares are regularly covered by several financial analysts.

Euronext		Nasdaq
Data as of 28 October 2016 (end of the day)		Data as of 28 October 2016 (end of the day)
Bloomberg ticker	CNV FP	Bloomberg ticker	CNV US

Market capitalization and number of shares outstanding		Market capitalization and number of shares outstanding
Share price at close (€)	4.89	Share price at close (US$)	5.36
Market capitalization (€)	2,157,946,467	Market capitalization (US$)	2,365,356,455
Number of shares outsanding (NOSH)	441,297,846	Number of shares outsanding (NOSH)	441,297,846
Floating number of shares outsanding	29,182,894	Floating number of shares outsanding	29,182,894

Rotation		Rotation
Sum of volume exchange over one year	2,142,704	Sum of volume exchange over one year	28,248,383
NOSH rotation over the last 12 months	0.5%	NOSH rotation over the last 12 months	6.4%
% of float	6.6%	% of float	6.6%
Float rotation over the last 12 months	7.3%	Float rotation over the last 12 months	96.8%
Source: Bloomberg		Source: Bloomberg
Note : analyses based on 441.3 million of shares (before impact of the cancellation of the treasury shares)

As at October 28, 2016, Cnova’s market capitalization was €2,158m based on a closing price of €4.89 (Euronext listing). By way of illustration, on the basis of this same closing price, but using the number of shares following completion of the transfer of Nova to Via Varejo on October 31, 2016 (involving the

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

cancellation by Cnova of 96.8 million shares received from Via Varejo), the Company’s market capitalization would be €1,685, i.e. €4.89 per share (based on 344.5 million shares).

	Date	Event

(1)	23-Jan-15	Beginning of Cnova listing on Euronext
(2)	29-Apr-15	Q1 2015 publication: growth in revenue but gross margin below market expectations
(3)	22-Jul-15	Q2 2015 publication: revenue in line with estimates, gross margin below expectations. Brazil forecasts revised downwards
(4)	9-Oct-15	Q3 2015 revenue publication: decrease by 6.7% y.o.y. due to €/R$FX rate evolution
(5)	18-Dec-15	Launch of an internal review regarding management in Brazil
(6)	12-Jan-16	Q4 2015 revenue publication: decrease by 17.7% y.o.y. in Q4 and decrease by 1.0% in 2015
(7)	24-Feb-16	Q4 2015 publication and update on Brazil internal review - Impacts revised upwards
(8)	28-Apr-16	Official communication confirming talks between Cnova and Via Varejo
(9)	12-May-16	Press release detailing the contemplated transaction with Via Varejo (notably the price of $5 per share)
(10)	22-Jul-16	Publication of the 2015 20-F report and conclusion of the internal review in Brazil
(11)	8-Aug-16	Cnova N.V. announces the reorganization of its Brazilian activities with Via Varejo
(12)	19-Sep-16	Creation of a shared purchasing platform between Casino and Conforama
(13)	27-Oct-16	Validation by Cnova shareholders of the reorganization of the Brazilian activities with Via Varejo

Source: public information

As a reminder, the following information was included in the press release dated May 12, 2016:

-	Cnova and Via Varejo entered into negotiations pursuant to a Memorandum of Understanding;

-	the terms of the proposed transaction under the Reorganization Agreement are notably based on a central value per Cnova share of US$5.0;

-	subject to the completion of the transfer of Nova to Via Varejo, Casino, Guichard-Perrachon will launch a tender offer to acquire the Cnova shares comprising the free float, at a price of US$5.50 per share.

Since the signing on August 8, 2016 of the Reorganization Agreement between Cnova and Via Varejo, the Company’s share price on the NASDAQ became aligned with the US$5.50 price that the Offeror agreed on May 12, 2016 to offer. The same applies to the Company’s share price on Euronext which aligned with the euro equivalent of the US$5.50 price.

Since it first listed on Euronext (January 23, 2015), the value of Cnova shares has fallen by 11%. However, a distinction should be drawn in the analysis between the following periods.

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

Period 1: January 23, 2015 to March 31, 2016: a fall of 52%

After a volatile few weeks following the initial listing, the Company’s share price experienced a steady decline that lasted until March 2016.

This fall can be principally explained by:

-	the fact that its results were below market expectations, in particular in respect of Nova (sales growth and margins weaker than anticipated over the first and second quarters of 2015 and began to fall from the third quarter of 2015);

-	growing levels of macro-economic and political uncertainty in Brazil;

-	the announcement in December 2015 of the launch of an internal review of irregularities in management of Nova;

-	the launch, in January 2016 of a Class Action in the United States related to the disclosure of inaccurate financial information and the lack of information on the Company’s operations and prospects at the time of its IPO; and

-	the upward revision in February 2016 of the estimated impact of the irregularities in Brazil.

Period 2: April 1st, 2016 to May 11, 2016: an increase of 10%

In the period between April 1st and May 11, 2016, Cnova’s share price increased by 10%, an increase that can be explained by the existence of rumours (confirmed by the Company in its press release on April 28) of a potential reorganization of the Company’s Brazilian operations.

Period 3: May 11, 2016 to August 8, 2016: an increase of 50%

Following the press release of May 12, the share price immediately aligned itself with the proposed price for the transaction between Cnova and Via Varejo, i.e. US$5.0 per share.

Period 4: August 8, 2016 onwards: an increase of 12%

Similarly, following the press release of August 8, the share price aligned itself with the price offered by the Offeror i.e. US$5.50 per share. At that time, shares in the Company experienced high trading volumes with more than 460,000 trades, compared with an average of 7,000 since the shares were initially listed on Euronext (source: Bloomberg).

The 5% variation in the Company’s share price on Euronext between August 9 and October 28 can be partly explained by the evolution in the €/US$ exchange rate.

Tender Offer Price premium compared with Cnova’s share price
	31-Mar-16		11-May-16		28-Oct-16

Cnova (CNV FP)	Price in	Offer	Price in	Offer	Price in	Offer
Volume weighted share price	US$	premium	US$	premium	US$	premium
Tender Offer Price	5.50	-	5.50	-	5.50	-
Spot	2.92	88%	3.37	63%	5.37	2%
1-month average	2.50	120%	3.28	68%	5.35	3%
3-month average	2.43	126%	2.98	85%	5.22	5%
6-month average	2.69	105%	2.75	100%	4.96	11%
12-month average	3.55	55%	3.35	64%	3.94	40%
12-month minimum	2.16	154%	2.16	154%	2.16	154%
12-month maximum	6.76	(19)%	6.11	(10)%	5.40	2%
Source: Bloomberg, share prices converted in dollars using daily €/US$ rates

Based on the daily €/US$ spot exchange rates over the considered period, the Offer price, i.e. 5.50 US$ per share, therefore represents a premium of:

-	120% compared to the 1-month weighted average price as at March 31, 2016 (share price unaffected by rumours);

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

-	68% compared to the 1-month weighted average price as at May 11, 2016 (before the press release specifying the proposed pricing terms for the transaction between Cnova and Via Varejo);

-	3% compared to the 1-month weighted average price as at October 28, 2016, i.e. a very small premium, which appears logical as, once the proposed Reorganization Agreement was approved, the proposed Offer of US$5.50 materialized.

We also note that, since the press release of August 8, 2016, the Cnova share price has never exceeded the Offer price, which suggests that the market does not consider that Cnova’s value exceeds the Offer price.

By way of information, we also calculated the premiums reflected in the Offer price of US$5.50 over the Company’s share price on the NASDAQ. The information set out below is expressed in US$.

Tender Offer Price premium compared with Cnova’s share price
	31-Mar-16		11-May-16		28-Oct-16

Cnova (CNV US)		Offer		Offer		Offer
Volume weighted share price	Price in $	premium	Price in $	premium	Price in $	premium
Tender Offer Price	5.50	-	5.50	-	5.50	-
Spot	2.98	84%	3.36	64%	5.38	2%
1-month average	2.40	129%	3.21	71%	5.38	2%
3-month average	2.33	136%	2.76	99%	5.31	4%
6-month average	2.50	120%	2.55	115%	5.20	6%
12-month average	3.84	43%	3.33	65%	3.84	43%
12-month minimum	2.16	154%	2.16	154%	2.16	154%
12-month maximum	6.55	(16)%	6.06	(9)%	5.40	2%
Source: Bloomberg

On the basis of the information set out above, the conclusions of our analysis on the Company’s share price are the same whether they are based on the Company’s Euronext or NASDAQ share price.

Analysts’ target prices

We reviewed analysts’ reports published before March 31, 2016 and October 28, 2016.

Source	Date	Target price (US$)	Share price (US$)	Delta

Analysts’ target price - Before 31 March 2016
Kepler Cheuvreux	23/02/2016	2.30	2.57	(10.4)%
Deutsche Bank	24/02/2016	2.50	2.54	(1.5)%
Goldman Sachs	24/02/2016	1.60	2.54	(37.0)%
Société Générale	24/02/2016	2.60	2.54	2.4%
Crédit Suisse	25/02/2016	4.00	2.45	63.6%
JP Morgan	01/03/2016	2.70	2.21	22.3%
HSBC	30/03/2016	2.90	2.82	2.7%
Consensus before 31/03/16		2.66	2.52	6.0%

Analysts’ target price - as of 28 October 2016
Deutsche Bank	27/07/2016	5.50	4.97	10.8%
HSBC	07/09/2016	4.50	5.28	(14.8)%
Kepler Cheuvreux	11/10/2016	5.50	5.36	2.7%
Société Générale	26/10/2016	5.50	5.31	3.6%
Consensus as of 28/10/16		5.25	5.23	0.6%
Source: Bloomberg, Thomson Research
Note : delta calculated by converting Euronext share prices in dollars using €/US$ FX rate as of the date of each report

At March 31, 2016, the average price targeted by analysts was US$2.66 per share, representing an average difference of +6.0% from the Company’s share price at this date.

At October 28, 2016, the average price targeted was US$5.25 per share, in line with the Company’s share price. We note that three out of four analysts aligned their target prices with the Offer price.

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

Source: analysts’ reports, Eight Advisory analysis

In summary, the price offered reflects a premium of:

-	107% over the average of analysts’ price targets prior to March 31, 2016; and

-	5% over the average of analysts’ price targets on October 28, 2016.

4      Valuation of potential cost savings related to the Transaction

4.1      Presentation of the potential cost savings

As set out in the Offeror’s Tender Offer Memorandum (§ 2.2.1), Casino does not expect any future synergy between Casino and Cnova in addition of those already identified as part of the transfer of Nova to Via Varejo.

However, if, following the Offers, the number of US shareholders becomes lower than 300, the Company could remain listed on the NASDAQ and Euronext, but would not be subject to its SEC reporting requirements anymore, starting Q2 2017.

In addition, as mentioned in the Tender Offer Memorandum (§ 2.2.8), if, following the completion of the Offers, Casino together with its subsidiaries own 95% or more of the issued and outstanding ordinary share capital (geplaatst en uitstaand gewoon kapitaal) of Cnova, then Casino, acting on its own or with its group companies, would have the right, but not the obligation, to initiate a buy-out procedure (uitkoopprocedure) pursuant to the article 2:92a or 2:201a of the Dutch Civil Code (the Statutory Buy-out) and/or a takeover procedure pursuant the article 2:359c of the Dutch Civil Code (the Takeover Buy-out and, together with the Statutory Buy-out, a Buy-out) in order to acquire the remaining shares not tendered in the Offers and not held by Casino and its group companies or Cnova. If such procedure was implemented, Cnova would effectively be delisted from the NASDAQ and Euronext, starting Q2 2018.

In the case where, following the Offers, the number of US shareholders is reduced to less than 300, and that Casino initiates a Statutory Buy-out and/or a Takeover Buy-out procedure, the Company would be able to make savings in terms of SEC reporting costs, listing fees and associated advisory costs. The Company has informed us that the associated pre-tax cost savings would approximately amount to €4.9m on a full-year basis.

4.2      Valuation of potential cost savings

Using a discount rate of 7.75%, as used in the discounted cash flow method, and applying an long-term growth rate of 2.0%, in line with the current growth assumption for central overheads, the present value of after-tax cost savings derived from the fact that the Company would no longer be required to file

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

SEC reports and would delist, is estimated at €54m. Based on the €/US$ spot exchange rate as of November 23, 2016 of 1.06, the present value of these after-tax cost savings is estimated at US$57m.

Based on the same exchange rate, the premium offered of US$1.0 per share, i.e. US$37 in total (corresponding to the difference between the Offer price and the average value produced by the discounted cash flow method), represents approximately 65% of the present value of after-tax delisting cost savings related to the success of the Offers.

5      Analysis of the side agreements

As set out in the Tender Offer Memorandum in § 1.3 (ii), in connection with the execution of the Reorganization Agreement on August 8, 2016, CBD and Via Varejo entered into a new operational agreement, CBD and Via Varejo entered in a new operating agreement in the context of the reorganization of the Brazilian activities, ending the existing agreement between CBD, Via Varejo, Nova and Cnova. This operating agreement establishes the terms and conditions for the commercial and strategic alignment of their retail and e-commerce activities, in particular with respect to joint acquisitions of common products and e-commerce activities under the brand “Extra”.

In parallel, three letters were signed:

-	The Casino-Cnova Undertakings letter;

-	The CBD letter of support;

-	The Casino-CBD Committment letter.

The Casino-Cnova Undertakings letter, as described in § 1.3 (iii) aimed at ensuring the mutual support of both entities to the reorganization and confirming the launch by Casino as soon as possible of a public tender offer on the Cnova shares it did not held directly or indirectly, at the price of US$5.50 per share.

The CBD letter of support (August 8, 2016): CBD has informed Casino that, during the meeting which took place on August 8, 2016, CBD’s board of directors had unanimously decided to (i) vote in favour of the Reorganization during Cnova’s shareholders’ meeting, (ii) not tender its Cnova shares, directly or indirectly, to the Offer, nor sell or transfer these shares by any way, including derivative instruments, until the completion of the Offer. CBD has also committed to support Casino and assist in the case of any potential Squeeze-out procedure following the completion of the Offer.

The Casino-CBD Committment letter (August 8, 2016): this letter covers CBD and Casino mutual committments in the context of the tender Offer launched by Casino, Cnova’s governance in the future and the modalities in case of an exit from Cnova (this letter did not contain any price formula).

In addition, Exito, another subsidiary of Groupe Casino, has committed not to tender its Cnova shares to the Offer.

As a reminder, as set out in the Tender Offer Memorandum, the Offer will have no impact on the DSU and the Stock Appreciation Rights awards (« SAR ») held by the actual and former employees of Cnova, excepted potential adjustments related to liquidity. In addition, we note that the DSU will give right to the potential creation of ordinary shares, and that the SAR are not in the money (the share price is significantly below the strike price).

Based on our analysis, the above-mentioned agreements are unlikely to call into question the assessment of the Offer.

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

6      Analysis of the valuation criteria specified in the Tender Offer Memorandum

6.1      Excluded methods

The presenting bank excluded the following methods:

-	Net Asset Value;

-	Adjusted Net Asset Value;

-	Dividend discount method; and

-	Comparable Transactions method.

We agree with this approach.

6.2      Selected methods

The presenting bank used the discounted cash flow method (DCF) as its primary method.

For reference purposes, it used:

-	the trading multiples method;

-	the price retained for Cnova in the context of the transfer of Nova to Via Varejo, which completed on October 31, 2016;

-	analysis of the share price;

-	analysis of analysts’ price targets.

For our part, we retained as a primary reference the price of US$5.00 per Cnova share, retained for the transfer of Nova to Via Varejo, since that transaction:

-	was negotiated by the shareholders in Via Varejo who were not affiliated to any entity within the Casino Group (notably the Klein family);

-	was approved by the Company’s Transaction Committee, comprising independent directors;

-	was voted for by the minority shareholders in Via Varejo (CBD did not participate in the vote); and

-	related to approximately 21.9% of the Company’s share capital.

In addition, we retained as a secondary method the trading multiples method.

We also used the Company’s share price and analysts’ target prices as a secondary reference.

6.3      On the financial data

6.3.1   Number of shares

The number of Cnova shares used by the presenting bank is 345,797,205, i.e. the number of outstanding shares as at October 28, 2016, after taking into account:

-	the cancellation of 96,790,798 treasury shares held by the Company, received from Via Varejo in connection with the transfer of Nova to Via Varejo; and

-	the dilutive impact associated with the free shares that have not yet been issued (Deferred Stock Units) i.e. 1,290,157 million shares.

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

We have no comment to make on the number of shares retained.

6.3.2   Enterprise Value to Equity Value bridge

The presenting bank retains a net adjusted cash position of €49m that principally includes:

-	adjusted net debt as at September 30, 2016, i.e. €14m (including net cash for €50m and a seasonality adjustment on net working capital requirements for €(36)m);

-	the present value of carried forward losses of €59m;

-	debt-like provisions of €(18)m (of which €12m with a maturity of more than one year and €6m with a maturity of less than one year); and

-	minority interests of €(6)m.

For our part, we used an adjusted net cash position (including the present value of carried forward losses) of €55m. The difference observed mainly relates to the seasonality adjustment in working capital requirements.

6.4      Share price analysis

The presenting bank’s share price analysis is based on analyses as of October 28, 2016 of the Company’s NASDAQ share price, converted into euros at the daily €/US$ exchange rate, as well as on the Euronext share price. The averages presented by the presenting bank are arithmetical averages of the volume weighted average share price.

For our part, we analyzed the Company’s Euronext share price, also as of October 28, 2016, after having ensured of the consistency with the results derived from the analysis of the NASDAQ share price. In addition, we have retained volume-weighted averages of the volume-weighted average share price. However, we do not observe significant differences in the results obtained

6.5      Discounted future cash flows method (DCF)

6.5.1 Forecasts used

2016-2018 period

The presenting bank based its analyses on the currently available Q4 2016 estimate, as well as on the Business Plan approved by the Board of Directors on February 23, 2016, for 2017 and 2018.

Forecasts covering the Q4 2016-2018 period are therefore broadly consistent with the ones retained in our analyses. Howevever, we observe a €1m difference regarding the cumulated change in net working capital over 2016, 2017 and 2018. This gap is explained by a methodological difference regarding the estimation of the average net working capital.

Extrapolation period

Looking beyond 2018, the presenting bank used an extrapolation period of six years, going from 2019 to 2024. Over this extrapolation period:

-	sales are forecast to record average annual growth of 10% and the Marketplace’s share in overall business volumes is expected to increase from 41.4% in 2018 to 49.5% in 2024;

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

-	EBITDA margin after central overheads and factoring costs is to increase from 3.0% in 2018 to 6.4% in 2024;

-	investments should represent 2.1% of sales in 2024, compared to 2.3% in 2018;

-	overall, the calculation EBITDA (-) factoring costs (-) investments, which is a proxy for operating cash flow generation before tax and changes in working capital requirements, is to increase from 0.7% in 2018 to 4.3% in 2024; and

-	lastly, we note that the presenting bank assumed an additional reduction in inventory of three days inventory outstanding over the extrapolation period of the business plan.

For our part, we used an extrapolation period of five years, going from 2019 to 2023. Over this extrapolation period, sales are forecast to record slightly weaker average annual growth (9%) and the Marketplace’s share in overall business volumes is also forecast to reach 49.3% in 2023. EBITDA margin after central overheads and factoring costs is slightly higher in 2023 (6.9%). Investments are slightly higher, representing 2.6% of sales in 2023. In Overall, the calculation EBITDA (including holding costs) (-) factoring costs (-) investments increases from 0.7% in 2018 to 4.3% in 2023. Lastly, in terms of the composition of working capital requirements, we assumed that all items would remain stable, expressed in days of sales outstanding, days inventory outstanding and days payable outstanding.

6.5.2   Terminal value and long-term growth

Terminal value

The presenting bank used the Gordon-Shapiro formula to calculate the terminal value beyond the extrapolation period.

For our part, we applied the “H model” formula, which assumes that growth gradually converges at the end of the extrapolation period towards the long-term growth rate. In the case in point, we have assumed a convergence period of three years.

Long-term growth

The presenting bank used an long-term growth rate of 2.25%.

We do not have any comment, and agree with this approach.

6.5.3   Discount rate

In applying the DCF method, the presenting bank used a discount rate of 7.7%, corresponding to the cost of equity, given the debt-free target financing structure retained.

-	a risk-free rate of 0.4%, corresponding to the rate on French government bonds as at October 28, 2016;

-	an equity market risk premium of 7.6% (Source: JP Morgan Research – October 2016);

-	an industry beta coefficient of 0.95, corresponding to the average unlevered beta coefficients of the companies used in the sample of comparable companies (Amazon, JD.com, AO World and Qliro); and

-	a debt-free financing structure.

For our part, we used a discount rate of 7.75%, the average of the two approaches used (local and US). This difference is principally due to the following:

-	different source in respect of the market risk premium; and

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

-	a slightly different industry beta, due to the composition of the sample of comparable companies retained, and the use by the presenting bank of Bloomberg spot data without any floor regarding statistical relevance in their analyses.

The sample used by the presenting bank includes JD.com (not retained in our sample) and does not include Ocado (retained in our sample).

We did not retain JD.com as it is a company which operates on the Chinese market, a market that has prospects for growth that are significantly higher than those of the French market. In contrast, we included Ocado in our sample, a company that:

-	is of a similar size to the Company;

-	although its product offering differs from that of the Company, operates on the British market, a market that is closer in nature to the French market, especially in terms of expected growth over the next few years;

-	shows a trajectory in EBITDA (-) factoring costs (-) investments that is similar to that of the Company, reducing deficits in 2016 and 2017 to become profitable in 2018[24].

Lastly, we note that the presenting bank used spot market data as of October 28, 2016 (share price and risk-free rate) whereas we used the one-month average as of that date.

Discounting cash flows

The presenting bank discounted its cash flows at mid-year, on September 30, 2016.

We agree with this approach.

6.5.4   Results

On the basis of the information above, the presenting bank calculated a value per share of between €4.0 and €5.5, giving an average value of €4.6.

Our work produced a valuation range per share of between €3.67 and €4.92, giving an average value of €4.21.

6.6      Comparable trading multiples method

The presenting bank uses the comparable trading multiples method as a reference.

We retained this method on a secondary basis. Given the specific characteristics of Cnova’s low-cost economic model, there is no company that can be said to be exactly comparable.

6.6.1   Method used

The sample used by the presenting bank comprises the following companies: Amazon, JD.com, AO World and Qliro.

As set out above, this sample is partially consistent with the sample used in our analysis, which is made up of Amazon, AO World, Ocado and Qliro.

The presenting bank uses Enterprise Value/Sales multiples for financial years 2016 and 2017. We note that the lower end of the range of multiples corresponds to the average excluding Amazon, while the high end corresponds to the levels observed for AO World.

24 Source: Bloomberg, analyst reports

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On this basis, in respect of the 2016 financial year, the high end produces multiples of 0.97x sales and the low end produces a multiple of 0.73x sales. For financial year 2017, these multiples are 0.80x and 0.61x, respectively.

For our part, we used adjusted Enterprise Value/Sales multiples. The adjustments take account of expected differences in profitability and cash flow generation between the Company and the companies in the sample. We used these multiples over the period 2015-2018, namely:

-	EV/Sales adjusted on the basis of regression analysis to the EBITDA margin, producing multiples ranging from 0.68x to 0.81x;

-	EV/Sales adjusted on the basis of regression analysis to the EBITDA margin less factoring costs. Theses multiples are 0.58x for 2017 and 0.52x for 2018;

-	EV/Sales adjusted on the basis of regression analysis to the EBITDA margin less factoring costs and investments, producing multiples ranging from 0.64x to 0.81x.

We also used AO World’s Enterprise Value/Sales multiples for 2017 and 2018, since AO World is the most closely comparable business to the Company in terms of product offerings and geographical location. These multiples are 0.83x for 2017 and 0.66x for 2018.

6.6.2   Results

Based on these above, the presenting bank derived a price per share for Cnova N.V. between:

-	€4.0 and €5.3 for financial year 2016; and

-	€3.6 and €4.7 for financial year 2017.

Our work produced a valuation range per share of between €3.0 and €4.5.

6.7      Analysis of potential cost savings

The presenting bank provides an indicative value of cost savings associated with the possible end of the SEC reporting obligations and the delisting of Cnova from NASDAQ and Euronext.

The presenting bank estimated the discounted value of after-tax cost savings at €55m25.

For our part, we valued these cost savings at €54m. This difference does not require any comment.

25 0.16€ per share, on the basis of 345.8 million shares

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

7      Summary of our work and opinion on the fairness of the price offered

7.1      Summary of our work in euros

The values of the Cnova shares derived from the valuation methods we have deemed appropriate are presented in the table below:

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

7.2      Summary of our work in US dollars

On the basis of the work we have carried out, the Tender Offer price, i.e. US$5.50 per share, results in the following premiums over the value of Cnova shares, based on the valuation methods we have deemed appropriate:

If the Offers are successful and the Offeror initiates a Buy-out procedure under Dutch law, the Transaction would likely generate cost savings derived from the fact that the Company would no longer be required to file SEC reports and would delist, with pre-tax savings, on a full-year basis, estimated by the Company at €4.9m. We have estimated the after-tax present value of the potential cost savings at €54m (i.e. US$57m based on the €/US$ spot exchange rate as of November 23, 2016 of 1.06).

Based on the same exchange rate, the premium offered of US$1.0 per share, (corresponding to the difference between the Offer price and the average value produced by the discounted cash flow method), amounts to US$37 in total. This premium represents approximately 65% of the present value of after-tax delisting cost savings related to the success of the Offers.

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

7.3      Fairness opinion

We were appointed as an independent expert by the Transaction Committee of Cnova N.V pursuant to Article 261-1 I 1° and II of the AMF General Regulation in respect of the risk of conflicts of interest within the Company’s Board of Directors. The Company is currently held as to almost 89.7%, directly or indirectly, by the Casino Group.

Our engagement involved providing an opinion on the fairness of the price offered by the Casino Group to minority shareholders in Cnova in connection with the Simplified Public Tender Offer procedure provided for by Article 236-3 of the AMF General Regulation.

The price offered to holders of Cnova shares is US$5.50 per share.

On the basis of the work we have carried out, and based on the €/US$ spot rate as of November 23, 2016, we note that this price of US$5.50 represents:

-	a premium of 10% over the price retained for the Company for the transfer of Nova to Via Varejo, completed on October 31, 2016;

-	a premium of 23%[26] over the average value produced by our DCF method;

-	a premium of between 15%[26] and 73%[26] over the values produced by an analysis of market multiples, carried out on a secondary basis; and

-	a premium of 88%[27] over the spot price as of March 31, 2016 (pre-rumours), a premium of 63%[27] over the spot price as of May 11, 2016 (the day before the Company’s press release containing the financial terms of the transfer of Nova to Via Varejo, and those of this Offer), and a premium of 2%[27] over the spot price as of October 28, 2016.

We also note that, since the announcement of the proposed reorganization (press release of May 12, 2016), the agreement reached between Cnova and Via Varejo on the transfer of Nova (press release of August 8, 2016) and the completion of the reorganization (press releases of October 27 and 31, 2016) that led to the launch of this Offer by the Offeror, Cnova’s share price has not exceeded the offered price.

26 Calculations based on the values in euros derived from our work, converted in dollars using the €/US$ spot exchange rate as of November 23, 2016, i.e. 1.06

27 Calculations based on the Euronext share price, converted in dollars using the daily €/US$ exchange rates.

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

In this context and on this basis, and considering the €/US$ spot rate as of November 23, 2016 of 1.06, we are of the opinion that the price of US$5.50 per share offered by the Offeror under the Simplified Public Tender Offer, is, from a financial point of view, fair for the shareholders in Cnova N.V.

By way of information, we remind all minority shareholders in Cnova that this Offer is not followed by a Mandatory Squeeze-Out as described by the Article 237-1 of the AMF General Regulation. Since the Company is incorporated under Dutch law, the squeeze-out procedure is governed by that law. Pursuant to this procedure, Cnova ordinary shares will be bought back at a price deemed as fair by the relevant Dutch court. In this respect, the Offer price of US$5.50 per share, as well as our opinion regarding the fairness of this price from a financial standpoint for the minority shareholders in connection with the Offer are important reference points to determine the fair price of a possible squeeze-out which would be initiated at the closing of the Offer.

Paris, December 1st, 2016

Alexis Karklins-Marchay

Partner

Eight Advisory S.A.S.

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

Appendix 1: Presentation of Eight Advisory France S.A.S.

Founded in 2009 by several partners and directors from international audit and consulting firms and also from the business world, Eight Advisory is an independent firm specialized in financial and operational consultancy, bringing together expert professionals in their respective fields.

With 23 partners boasting an average of 22 years of experience and 230 employees, Eight Advisory undertakes more than 700 engagements each year supporting large corporate groups, investment funds, financial institutions and family-owned groups in their decisions on transactions, litigation, financial appraisals, restructuring and operational performance. With offices in Paris, Lyon, Nantes, London and Mumbai and approximately 20 international business partners, Eight Advisory is a firm well known for the quality of its work on both national and international engagements.

Appendix 2: Declaration of Independence

Eight Advisory France S.A.S. (“Eight Advisory”) has neither legal nor financial relationships with entities involved in the Offer or their advisors, and holds neither a financial interest in the success of the Offer, nor receivables or debts to any companies involved in the Offer or any individual or entity that it controls within the meaning of Article L.233-3 of the French Commercial Code.

Eight Advisory does not have any conflict of interests with the entities involved in the Offer and their advisors within the meaning of Articles 1.1 to 1.4 of the AMF’s Instruction n°2006-08 of July 25, 2006 on independent expertise.

In accordance with our engagement letter, Eight Advisory was appointed as Independent Expert to assess the fairness of the prices offered in the Transaction involving the reorganization of the Brazilian business of Cnova, comprising the following concurrent transactions: the merger (Reorganization Agreement) between Nova and Via Varejo, and the Simplified Public Tender Offer issued by the majority shareholder of Cnova, itself motivated by the material change of the nature of the investment that was offered to the market at the end of 2014.

Eight Advisory has acted once in the last 12 months as an independent expert on a public tender offer for a listed company whose shares are admitted to trading on a regulated market (EURO Ressources).

Eight Advisory confirms that it does not have any past, present or future link to any entities involved in the Offer or their advisors that might affect its independence or the impartiality of its judgement in the context of this Offer.

Appendix 3: Membership of a professional association

As at the date hereof, Eight Advisory does not belong to a specific professional association recognized by the AMF, but has put in place internal procedures that ensure a high level of integrity, independence and expertise. In this respect, it has developed an internal code of conduct that contains procedures that are intended to help the firm maintain its independence, avoid situations of conflict of interests and, on each engagement, retain control over the quality of its work and reports before they are issued.

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

Appendix 4: Fees

The fees received by Eight Advisory in respect of the Transaction amount to 1,350,000 euros, excluding VAT and expenses, for work carried out between March and December 2016, 475,000 euros (excluding VAT and expenses) of which relate to the fairness opinion on the Simplified Public Tender Offer.

Appendix 5: Due diligence

Our due diligence work has mainly consisted of:

-	Implementing a multi-criteria approach based on usually methods used to estimate the value of the shares of such a company in this specific kind of context.

-	Analyzing the pricing conditions of the Offer as specified in the Tender Offer Memorandum.

Our work included the following steps:

-	Reviewing the transaction and identifying risks.

-	Analyzing the Company’s shareholding structure.

-	Holding interview(s) with managers at the Company and the Offeror and all independent directors to further our understanding of the Company’s business, the Company forecasts and financial statements.

-	Analyzing historical developments in the share price, the liquidity of the shares and significant transactions undertaken by the Company in the market.

-	Analyzing the features of the Offer and the premium offered over the share price.

-	Analyzing the Company’s past accounts since its IPO in November 2014.

-	Analyzing the annual reports and press releases of all groups associated with the Company.

-	Carrying out a thorough and independent review of the valuation performed by the presenting bank.

-	Selecting appropriate valuation methods.

-	Collecting financial data on listed companies or entities with a similar business that were recently involved in a transaction and performing comparability analysis between Cnova and these groups.

-	Estimating valuation parameters (discount rates, trading multiples, etc.).

-	Applying the selected valuation methods.

-	Analyzing any related agreements that could likely threaten the principle of equal treatment for the Company’s shareholders (CBD support letter and Comittment letter between Casino and CBD).

-	Reviewing the independent expert report (Grant Thornton) regarding the related party transactions, dated December 14, 2015.

-	Implementing an independent quality review by a Director and a Manager that are not part of the engagement team.

-	Drafting a report on our findings and our conclusions on the fairness of the financial terms of the Offer.

-	Translating our original French written report into English for the English-speaking readers holding Cnova shares on Euronext, in order to ensure the principle of equality of information in the context of the Offer.

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

-	Presenting the report to the Company’s Board of Directors.

Appendix 6: Main Interviews

-	Cnova

-	Emmanuel Grenier, CEO
-	Stéphane Brunel, CFO

-	Silvio Genesini, Independent director

-	Bernard Oppetit, Independent director

-	Casino, Guichard-Perrachon

-	Luis Enrique Devis, Director of Corporate Development and Holdings – LatAm

-	Rafael Russowsky, Corporate Development

-	JP Morgan (“JPM”), Presenting bank:

-	Anne Bizien, Managing Director - Paris

-	Gregory Mailly, Vice President – Paris

-	Simon Gachez-Mauroz, Associate – Paris

-	Jonathan Nadler, Analyst – Paris

-	Legal advisor, Darrois, Villey, Maillot et Brochier

-	Olivier Huygues Despointes, Partner

-	Charlotte Ferran, Lawyer

-	Alix de Montchenu, Lawyer

-	Legal advisor, Wachtell, Lipton, Rosen & Katz

-	John L. Robinson, Associate

Appendix 7: Timetable

-	Appointment of Eight Advisory France S.A.S. as an independent expert by the independent members of the Company’s Board of Directors: March 3, 2016;

-	March-August 2016, carrying out work to assess the fairness of the exchange ratio proposed in connection with the transfer of Nova to Via Varejo;

-	Kick-off meeting for the proposed Offer: August 31, 2016;

-	Working conference call with the presenting bank: September 6, 2016;

-	Working conference call with the presenting bank: October 14, 2016;

-	Meeting with legal advisors (Wachtell, Lipton, Rozen & Katz; Darrois Villey Maillot Brochier), the presenting bank and the representatives of Casino and Cnova: October 19, 2016;

-	Conference call with the presenting bank: October 20, 2016;

-	Working conference call with the presenting bank: October 26, 2016;

-	Meeting with the Company’s Transactions Committee, certain members of the Company’s management team and the legal advisors (Wachtell, Lipton, Rozen & Katz; Darrois Villey Maillot Brochier): October 27, 2016;

-	Working conference call with the presenting bank: October 28, 2016;

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

-	Conference call with legal advisors (Wachtell, Lipton, Rozen & Katz; Darrois Villey Maillot Brocher) and the presenting bank: October 31, 2016;

-	Meeting with the presenting bank: October 31, 2016;

-	Meeting with the presenting bank: November 3, 2016;

-	Working conference call with the Company and the presenting bank: November 7, 2016;

-	Working conference call with the Company and the presenting bank: November 8, 2016;

-	Conference call with the Company and the presenting bank: November 9, 2016;

-	Conference call with the Company and the presenting bank: November 17, 2016;

-	Delivery of pre-report: November 18, 2016;

-	Conference call with legal advisors (Wachtell, Lipton, Rozen & Katz ; Darrois Villey Maillot Brochier, NautaDutilh) and the Company: November 30, 2016;

-	Delivery of final report: December 1st, 2016.

Appendix 8: Sources of information

Our work was based on the following information:

-	Tender Offer Memorandum as of December 1st, 2016 prepared by the Offeror and Memorandum in Response as of December 1st, 2016 prepared by the Company;

-	Information provided by Cnova N.V.:

●	Annual accounts 2014 and 2015;

●	Half-year accounts as at June 30, 2016;

●	Quarterly accounts as at September 30, 2016;

●	2016-2018 Business Plan;

●	Currently available Q4 2016 estimate;

●	Press releases.

-	Significant information communicated by the Transaction advisors:

●	Tender offer valuation assessment, prepared by the presenting bank in November 2016.

-	Market information:

●	Market data: Bloomberg;

●	Notes from financial analysts: Thomson One Banker.

-	Public information:

●	Information and accounts of comparable companies.

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

Appendix 9: Team

The Eight Advisory team that worked on this project:

-	Alexis Karklins-Marchay, Eight Advisory Partner and Deputy Managing Partner, graduated from Paris Dauphine (MSG Finance and MSc 225). Previously global head of the Valuation & Business Modelling Department within an international audit firm, he has more than 22 years’ experience in business valuation.

-	Geoffroy Bizard, Director, graduated from ESSCA, EM Lyon (MSc Financial Engineering) and SFAF, and has 5 years’ experience as an Investment Security Analyst and more than ten years’ experience as a Director in business valuation (Deloitte Finance and Eight Advisory).

-	Romain Le Théo, Senior Manager, graduated from Paris Dauphine (MSG Finance, MSc International Management), Sciences Po Paris (DEA Finance and International Economy), member of SFEV (Société Française des Evaluateurs) and SFAF (Société Française des Analystes Financiers), and has more than 12 years’ experience in business valuation, in particular at the firms Ricol Lasteyrie and Eight Advisory, and has issued approximately twenty fairness opinions in the context of tender offers.

-	David Benabou, an experienced Manager, graduated from Paris Dauphine (MSc 225) and has more than seven years’ experience in business valuation and modelling at the firms EY and Eight Advisory.

-	Thomas Karcher, Senior Analyst, graduated from Paris Dauphine (MSc 225) and has three years’ experience in business valuation and modelling at Eight Advisory.

-	Alessio Carbé, Senior Analyst, graduated from Audencia and Paris Dauphine (MSc 225) and has two years’ experience in business valuation and modelling at Eight Advisory.

An independent review of the report has been carried out by Sophie Carles, Director in the Eight Advisory Valuation Department. Quality control on the financial model was carried out by Léa Ihssane Chabaa, experienced Manager in the Eight Advisory Valuation Department.

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

Appendix 10: Comparability analysis between companies in the sector

								Adjusted
	Market	Market			Market-	No	Sales	profiability **		Detailed broker		Retained
Company	cap. ($m)	zone	Market segment	Product type	place	M&A?	growth *	FY15	FY18	coverage	# of	?
Retained
Amazon	383,546	Global	E-com/Cloud	Generalist			24%	6%	9%		4
AO.com	894	UK	E-commerce	Generalist			22%	(2)%	2%		7
Ocado	2,104	UK	E-commerce	Food			14%	(5)%	1%		7
Qliro	186	Nordics	E-commerce	Generalist			(2)%	(3)%	2%		7
Not retained
Groupon	2,806	Global	E-commerce	Special deals			3%	4%	6%		3
LDLC	235	France	E-commerce	Electronics			28%	4%	3%		3
Overstock.com	381	USA	E-commerce	Generalist			8%	(3)%	(0)%		5
Rakuten	18,086	Japan	E-com/FinTech	Generalist			12%	17%	18%		5
Showroomprive	693	France	E-commerce	Apparel			19%	5%	7%		5
JD.com ***	36,853	China	E-commerce	Generalist			11%	8%	9%		6

Source: Bloomberg, Thomson Reuters Eikon, Company websites and annual reports, Eight Advisory analysis

Note * : FY15-FY18 CAGR

Note ** : EBITDA less Capex as % of sales

Note *** : JD.com excluded of the retained panel because of the size of its market capitalization, market zone (China) and adjusted profitability profile

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Report of the Independent Expert - Simplified Public Tender Offer issued by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

Appendix 11: Cdiscount – Discounted cash flow (DCF) method

			LE 2016 & Business Plan			Extrapolation					Terminal
in €m	FY15A	9M FY16	Q4 FY16	FY17F	FY18F	FY19F	FY20F	FY21F	FY22F	FY23F	year
	Dec	sept.	Dec	Dec	Dec	Dec	Dec	Dec	Dec	Dec

GMV	2,199	1,709	752	2,893	3,326	3,837	4,400	4,918	5,345	5,720	5,849

Net sales	1,737	1,272	568	1,968	2,133	2,352	2,626	2,887	3,111	3,307	3,382
COGS	(1,508)	(1,092)	(496)	(1,646)	(1,750)	(1,899)	(2,096)	(2,283)	(2,453)	(2,602)	(2,660)
Gross margin	229	180	72	321	383	452	530	604	658	706	721

SG&A	(213)	(165)	(64)	(260)	(282)	(310)	(344)	(376)	(403)	(426)	(436)

EBITDA	16	15	8	62	101	142	186	229	256	279	285

D&A	(21)	(15)	(5)	(29)	(30)	(38)	(48)	(59)	(70)	(81)	(83)

EBIT	(4)	(1)	3	33	71	104	138	170	186	198	202

Factoring costs	(13)	(25)	(10)	(26)	(28)	(31)	(34)	(37)	(40)	(43)	(44)

Adjusted EBIT	(17)	(25)	(7)	7	43	73	104	133	146	155	159

(-) Corporate income tax	-	-	-	(2)	(15)	(25)	(36)	(46)	(50)	(53)	(55)
(+) D&A	21	15	5	29	30	38	48	59	70	81	83
(-) Capex	(42)	(27)	(14)	(46)	(50)	(57)	(66)	(73)	(80)	(85)	(87)
Average adjusted working capital	n.a.	(125)	(137)	(146)	(164)	(176)	(193)	(209)	(224)	(237)	(242)
(-) Change in average working capital	n.a.	n.a.	12	9	18	12	17	16	15	13	5

Free Cash Flow		n.a.	(3)	(4)	26	41	67	88	101	111	105
Partial year adjustment			1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Discount period			0.13	0.75	1.75	2.75	3.75	4.75	5.75	6.75
Discount factor			0.99	0.95	0.88	0.81	0.76	0.70	0.65	0.60
Discounted Free Cash Flow			(3)	(4)	23	34	51	62	66	67

Cumulated Free Cash Flows	295
Terminal value	2,028
Discounted terminal Value	1,225
Cdiscount - Enterprise Value	1,520

Source : Management, Eight Advisory analyses as of 28 October 2016

										Terminal
KPIs	FY15A	FY16A	FY17A	FY18A	FY19A	FY20A	FY21A	FY22A	FY23A	year

Sales (yoy growth %)	n.a.	5.9%	7.0%	8.4%	10.3%	11.7%	9.9%	7.7%	6.3%	2.3%
Gross margin (% sales)	13.2%	13.7%	16.3%	17.9%	19.2%	20.2%	20.9%	21.2%	21.3%	21.3%
EBITDA (% sales)	0.9%	1.2%	3.1%	4.7%	6.0%	7.1%	7.9%	8.2%	8.4%	8.4%
EBITDA including factoring costs (% sales)	0.2%	(0.6)%	1.8%	3.4%	4.7%	5.8%	6.6%	6.9%	7.1%	7.1%
D&A (% sales)	(1.2)%	(1.1)%	(1.4)%	(1.4)%	(1.6)%	(1.8)%	(2.0)%	(2.2)%	(2.5)%	(2.5)%
Adjusted EBIT (% of sales)	(1.0)%	(1.8)%	0.4%	2.0%	3.1%	4.0%	4.6%	4.7%	4.7%	4.7%
Capex (% sales)	(2.4)%	(2.2)%	(2.3)%	(2.3)%	(2.4)%	(2.5)%	(2.5)%	(2.6)%	(2.6)%	(2.6)%
Average working capital (% sales)	n.a.	(7.5)%	(7.4)%	(7.7)%	(7.5)%	(7.3)%	(7.2)%	(7.2)%	(7.2)%	(7.2)%

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Cnova N.V.

Addendum to the Report of the Independent Expert in connection with the Simplified Public Tender Offer launched by Casino, Guichard-Perrachon for the shares of Cnova N.V.

December 14, 2016

This document is a translation of the addendum to our report written in French and transmitted to the AMF. It has been prepared for English-speaking readers but is not the official version. The French addendum should be considered as the original version and the sole reference.

Addendum to the Report of the Independent Expert - Simplified Public Tender Offer launched by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

We have issued on December 1st, 2016 our report prepared in the context of the Simplified Public Tender Offer (the “SPTO” or the “Offer”) launched by Casino, Guichard-Perrachon (hereinafter the “Offeror” or “Casino” and, together with its subsidiaries, the “Casino Group” or the “Group”) for the shares of Cnova N.V. (the “Company” or “Cnova”). We present in this addendum the impact of the final purchase price adjustment (the “Purchase Price Adjustment”) to be received by Cnova in connection with the transfer of its Brazilian business activities (“Nova”) to Via Varejo S.A. (“Via Varejo”), on which parties agreed on December 12, 2016.

1.       Impact of the Purchase Price Adjustment final amount on our work

Following the parties agreement on December 12, 2016 on the final closing adjustments related to the transfer of Nova to Via Varejo, the management of the Company provided us on December 13, 2016 with the Purchase Price Adjustement final amount to be received by Cnova, i.e. R$26.8m, before related tax costs.

As a reminder, our report dated December 1st, 2016 presented the Purchase Price Adjustment amount as estimated as of this date, i.e. R$3.9m, before related tax costs. Considering the Purchase Price Adjustment final amount in our work impacts Cnova’s adjusted net cash position as follows:

-	the cash compensation payment (including Purchase Price Adjustment) increases from R$20.4m to R$43.3m, representing a R$22.9m increase, i.e. €6.4m at a €/R$ exchange rate of 3.59[1].

-	the related tax costs increase from R$(1.5)m to R$(3.1)m, representing a R$(1.6) increase, i.e. €(0.5) at the same €/R$ exchange rate.

Overall, Cnova’s adjusted net cash position stands at €61m, representing a €5.9m increase, or €0.017 per share, compared to the amount presented in our report dated December 1st, 2016.

[1]	€/R$ spot exchange rate as of November 23, 2016

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Addendum to the Report of the Independent Expert - Simplified Public Tender Offer launched by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

2.	Presentation of adjusted values

The tables summarizing the values including the Purchase Price Adjustment final amount are presented hereafter. In order to ease the comparison, we have also presented the tables displayed in our report dated December 1st, 2016.

Values derived from the discounted cash flows method (primary)

Values before adjustment

Cnova (in €m)	DCF method
Cdiscount Enterprise Value	1,520
Holding costs NPV	(119)
Cnova Enterprise Value	1,401
Net financial debt as of 30 September 2016 (including cash pooling)	(124)
Other net debt items	21
Net debt	(103)
Nova transfer-related adjustments	158
Adjusted net debt	55
Cnova Equity Value	1,456
Number of Oustanding Shares (in m)	345.8
Cnova equity Value per share (in €)	4.21
Source: Eight Advisory analyses as of 28 October 2016

Values before adjustment

Sensitivity analysis on Cnova equity value (€ per share)
		Discount rate
Long- term growth rate		7.25%	7.75%	8.25%
	2.00%	4.51	4.06	3.67
	2.25%	4.71	4.21	3.80
	2.50%	4.92	4.38	3.93

Sensitivity analysis on Cnova equity value (€ per share)
EBITDA margin %
(0.25)%	-	0.25%
3.82	4.21	4.60

Adjusted values

Cnova (in €m)	DCF method
Cdiscount Enterprise Value	1,520
Holding costs NPV	(119)
Cnova Enterprise Value	1,401
Net financial debt as of 30 September 2016 (including cash pooling)	(124)
Other net debt items	21
Net debt	(103)
Nova transfer-related adjustments	164
Adjusted net debt	61
Cnova Equity Value	1,462
Number of Oustanding Shares (in m)	345.8
Cnova equity Value per share (in €)	4.23
Source: Eight Advisory analyses as of 28 October 2016

Adjusted values

Sensitivity analysis on Cnova equity value (€ per share)
		Discount rate
Long- term growth rate		7.25%	7.75%	8.25%
	2.00%	4.53	4.07	3.69
	2.25%	4.72	4.23	3.81
	2.50%	4.94	4.40	3.95

Sensitivity analysis on Cnova equity value (€ per share)
EBITDA margin %
(0.25)%	-	0.25%
3.84	4.23	4.61

Values derived from the trading multiples method (secondary)

Values before adjustment

	Trading multiples
Cnova (in €m)	Min	Max
Cdiscount Enterprise Value	1,104	1,631
Holding costs NPV	(119)	(119)
Cnova Enterprise Value	984	1,512
Net financial debt as of 30.09.2016 (including cash pooling)	(124)	(124)
Other net debt items	21	21
Net debt	(103)	(103)
Nova transfer-related adjustments	158	158
Adjusted net debt	55	55
Cnova Equity Value	1,039	1,566
Number of Oustanding Shares (in m)	345.8	345.8
Cnova equity Value per share (in €)	3.00	4.53
Source: Eight Advisory analyses as of 28 October 2016

Adjusted values

	Trading multiples
Cnova (in €m)	Min	Max
Cdiscount Enterprise Value	1,104	1,631
Holding costs NPV	(119)	(119)
Cnova Enterprise Value	984	1,512
Net financial debt as of 30.09.2016 (including cash pooling)	(124)	(124)
Other net debt items	21	21
Net debt	(103)	(103)
Nova transfer-related adjustments	164	164
Adjusted net debt	61	61
Cnova Equity Value	1,045	1,572
Number of Oustanding Shares (in m)	345.8	345.8
Cnova equity Value per share (in €)	3.02	4.55
Source: Eight Advisory analyses as of 28 October 2016

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Addendum to the Report of the Independent Expert - Simplified Public Tender Offer launched by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

3.	Analysis of the valuation criteria specified in the Tender Offer Memorandum

Enterprise Value to Equity Value bridge

The presenting bank has retained similar adjustments to the ones previsously described (§1) in connection with the Purchase Price Adjustment final amount.

In this respect, we have no additional comment on the Enterprise Value to Equity Value bridge retained by the presenting bank.

4.	Summary of our work in US dollars

Summary of our work before adjustment related to the Purchase Price Adjustment

Note 1: values derived from the DCF and trading multiples methods converted in $, based on the spot €/$ FX rate as of 23 November 2016 (€1 = $1.06)

Note 2: Company share price (Euronext) converted in $, based on daily €/$ FX rates

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Addendum to the Report of the Independent Expert - Simplified Public Tender Offer launched by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

Summary of our work including adjustment related to the Purchase Price Adjustment

Note 1: values derived from the DCF and trading multiples methods converted in $, based on the spot €/$ FX rate as of 23 November 2016 (€1 = $1.06)

Note 2: Company share price (Euronext) converted in $, based on daily €/$ FX rates

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Addendum to the Report of the Independent Expert - Simplified Public Tender Offer launched by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

5.	Fairness opinion

Taking into account the Purchase Price Adjustment final amount communicated on December 13, 2016, our analysis of the valuation criteria specified in the Tender Offer Memorandum as well as are our conclusions regarding the fairness of the Offer terms from a financial standpoint for the shareholders in Cnova N.V. remain unchanged.

As a reminder, we were appointed as an independent expert by the Transaction Committee of Cnova N.V pursuant to Article 261-1 I 1° and II of the AMF General Regulation in respect of the risk of conflicts of interest within the Company’s Board of Directors, which is currently held as to almost 89.7%, directly or indirectly, by the Casino Group. Our engagement involved providing an opinion on the fairness of the price offered by the Casino Group to minority shareholders in Cnova in connection with the Simplified Public Tender Offer procedure provided for by Article 236-3 of the AMF General Regulation.

On the basis of the work we have carried out, considering the Purchase Price Adjustment final amount, and based on the €/US$ spot rate as of November 23, 2016, we note that the Tender Offer price of US$5.50 represents:

-	a premium of 10% over the price retained for the Company for the transfer of Nova to Via Varejo, completed on October 31, 2016;

-	a premium of 23%[2] over the average value produced by our DCF method;

-	a premium of between 14%[2] and 72%[2] over the values produced by an analysis of market multiples, carried out on a secondary basis; and

-	a premium of 88%[3] over the spot price as of March 31, 2016 (pre-rumours), a premium of 63%[3] over the spot price as of May 11, 2016 (the day before the Company’s press release containing the financial terms of the transfer of Nova to Via Varejo, and those of this Offer), and a premium of 2%[3] over the spot price as of October 28, 2016.

We also note that, since the announcement of the proposed reorganization (press release of May 12, 2016), the agreement reached between Cnova and Via Varejo on the transfer of Nova (press release of August 8, 2016) and the completion of the reorganization (press releases of October 27 and 31, 2016) that led to the launch of this Offer by the Offeror, Cnova’s share price has not exceeded the offered price.

In this context and on this basis, and considering the €/US$ spot rate as of November 23, 2016 of 1.06, we are of the opinion that the price of US$5.50 per share offered by the Offeror under the Simplified Public Tender Offer, is, from a financial point of view, fair for the shareholders in Cnova N.V.

2 Calculations based on the values in euros derived from our work, converted in dollars using the €/US$ spot exchange rate as of November 23, 2016, i.e. 1.06

3 Calculations based on the Euronext share price, converted in dollars using the daily €/US$ exchange rates.

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Addendum to the Report of the Independent Expert - Simplified Public Tender Offer launched by Groupe Casino, Guichard-Perrachon for the shares of Cnova N.V.

By way of information, we remind all minority shareholders in Cnova that this Offer is not followed by a Mandatory Squeeze-Out as described by the Article 237-1 of the AMF General Regulation. Since the Company is incorporated under Dutch law, the squeeze-out procedure is governed by that law. Pursuant to this procedure, Cnova ordinary shares will be bought back at a price deemed as fair by the relevant Dutch court. In this respect, the Offer price of US$5.50 per share, as well as our opinion regarding the fairness of this price from a financial standpoint for the minority shareholders in connection with the Offer are important reference points to determine the fair price of a possible squeeze-out which would be initiated at the closing of the Offer.

Paris, December 14, 2016

Alexis Karklins-Marchay

Partner

Eight Advisory S.A.S.

Page | 7

Translation for information purposes only.
In case of discrepancy between the French and the English version, the French version shall prevail.

VI.          Modalities for making available the information relating to the company

The information relating in particular to the legal, financial and accounting characteristics of Cnova N.V. will be filed with the AMF and made available to the public no later than on the day preceding the opening of the tender offer. Pursuant to Article 231-28 of the General Regulation, they will be available on the Cnova (http://www.cnova.com/en/) and AMF (www.amf-france.org) websites, the day before the opening of the Offer and may be obtained free of charge from Cnova NV - Schiphol Boulevard 273, 1118 BH Schiphol, Netherlands.

Translation for information purposes only.
In case of discrepancy between the French and the English version, the French version shall prevail.

VII.        Persons responsible for the information memorandum in response

“To our knowledge, the information in the information memorandum in response is complete and accurate and does not contain any omission likely to alter its scope.”

CNOVA N.V.
Emmanuel Grenier
Chief Executive Officer

Unofficial translation for information purposes only.

In case of discrepancy between the French and the English version, the French version shall prevail.

information relating in particular to the legal, financial and accounting characteristics of

As part of the simplified tender offer targeting the shares of

Cnova

This document related in particular to legal, financial and accounting characteristics (the “Other Information Document”) of Cnova N.V. has been filed with the Autorité des marchés financiers (the French Financial Markets Authority (the “AMF”)) on December 22, 2016, in accordance with article 231-28 of its General Regulations and with its instruction 2006-07 dated July 25, 2006. This document has been established under Cnova N.V.’s responsibility.

This Other Information Document completes the memorandum in reponse of Cnova N.V., approved by the AMF on December 22, 2016, under number 16-601, pursuant to a compliance decision (avis de conformité) taken on the same day (the “Memorandum in Response”).

This document and the Memorandum in Response are available on the website of the AMF (www.amf-france.org) and on the website of Cnova N.V. (www.cnova.com) and are available free of charges upon request at Cnova N.V.’s registered office located at:

Cnova N.V.

273 Schiphol Boulevard

Tower D, 7th floor

1118 BH Schiphol

The Netherlands

In accordance with the terms of article 231-28 of the AMF General Regulations, a financial notice will be issued by Cnova N.V. in order to disclose to the public the practical arrangements under which this Other Information Document will be made available.

1

Unofficial translation for information purposes only.

In case of discrepancy between the French and the English version, the French version shall prevail.

Table of Contents

CONTENT

PREAMBLE		3

1. REQUIRED INFORMATION UNDER ARTICLE 231-28 OF THE AMF GENERAL REGULATIONS		5

1.1	Selected historical financial data	5
1.2	Unaudited pro Forma consolidated financial information	7

2. SIGNIFICANT EVENTS SINCE THE FILING OF THE 2015 FORM 20-F AND SCHEDULE 13E-3		15

2.1	Reorganization of its Brazilian activities within Via Varejo	15
2.2	Modification of the corporate governance of Cnova	15

3. FINANCIAL DATA PUBLISHED SINCE THE FILING OF 2015 FORM 20-F AND SCHEDULE 13E-3		16

3.1	Publication of 2015 Dutch Annual Financial Report	16
3.2	Third quarter 2016 financial results	16
3.3	Certain Cnova Unaudited Financial projections	16

4. OTHER PRESS RELEASES AND INFORMATION PUBLISHED SINCE THE FILING OF 2015 FORM 20-F AND SCHEDULE 13E-3		19

5. CNOVA SHAREHOLDERS’ MEETINGS HELD SINCE THE PUBLICATION OF THE ANNUAL REPORT		21

6. EXTRAORDINARY EVENTS AND LITIGATIONS		22

7. PERSON RESPONSIBLE		23

7.1	Name and function of the person responsible of the information related to Cnova	23
7.2	Statement of the person responsible of the information related to cnova	23

2

Unofficial translation for information purposes only.

In case of discrepancy between the French and the English version, the French version shall prevail.

preamble

Pursuant to Title III of Book II and more specifically Article 233-1 paragraph 1 of the AMF General Regulations, Casino, Guichard-Perrachon S.A.1, a société anonyme with a share capital of 169,825,403.88 euros, having its registered office located at 1, Cours Antoine Guichard – 42000 Saint-Etienne (France), registered to the Register of Commerce and Companies of Saint-Etienne under registration number 554 501 171, whose shares are admitted to trading on the regulated market of Euronext Paris (the “Offeror” or “ Casino”), is making an irrevocable offer to the shareholders of Cnova N.V., a public limited liability company incorporated under the laws of the Netherlands, with as at the date of this Other Information Document an aggregate issued and outstanding share capital of 42,670,639.90 euros, having its registered office located at Schiphol Boulevard 273, Tower D, 7th floor, 1118 BH Schiphol, the Netherlands, and registered with the Netherlands Trade Register under number 60776676 (“Cnova” or the “Company”), whose shares are admitted to trading on the regulated market of Euronext in Paris (“Euronext Paris”) under ISIN code NL0010949392, mnemonic “CNV” and on the NASDAQ Global Select Market (“NASDAQ”), ticker “CNV,” to purchase any and all of their ordinary shares, each having a nominal value of EUR 0.05 (the ordinary shares of Cnova being referred as to “Shares”) on the terms and conditions set forth below, at a price in euros equivalent to U.S. $5.50 per Share, net to the seller in cash, calculated by using the WM/Reuters index spot exchange rate for euros per U.S. dollar at 5:00 p.m. (Paris time) on the business day following the closing of the offer, rounded down to the nearest thousandth euro; it being specified, that the global amount paid under each tender order will be rounded down to the nearest lesser euro cent2 (hereinafter referred to as the “Offer,” and, together with Casino’s separate, concurrent offer to purchase Shares in the United States of America from persons resident therein at a price of U.S. $5.50 per Share, the “Offers”).

Although the Offer is technically open to all holders of Shares, subject to section 3.8, including the RS, (as described hereinafter in section 2.2.4 of the Offeror’s draft offer document), i.e. 344,507,048 Shares, the Offer will not be accepted by the Offeror and the following subsidiaries under the Offeror’s exclusive control, namely (i) Companhia Brasileira de Distribuição a sociedade anônima organized under the laws of Brazil, headquartered in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Luiz Antônio, 3142, Brazil, registered with the CNPJ/MF under number 47.508.411/0001-56 (“CBD”), which has agreed not to tender the Shares which it directly or indirectly holds into the Offer, and (ii) Almacenes Exito S.A., a company organized under the laws of Colombia, which is headquartered in Envigado, Antioquia, Colombia registered with the Trade Office under number 890900608-9 (“Exito”) which has indicated that it does not intend to tender the Shares it directly holds into the Offer. The Offeror undertakes that it will not, and the Offeror will take all necessary measures to enforce its contractual and social rights in order to make sure that CBD and Exito to not, tender the Shares directly or indirectly held by such holders into the Offer. Taking into account the foregoing undertaking, the Offer will, as a practical matter, target only ordinary shares owned (directly and indirectly) by shareholders other than Casino, Exito and CBD.

Casino is also making a concurrent, separate offer to purchase any and all Shares held by persons resident in the United States (the ‘‘U.S. Offer’’), at a price of U.S. $ 5.50 per Share to all holders

1 Casino is the ultimate holding company of the Casino group, a food distribution global actor, whose shares are listed on Euronext Paris under the number ISIN FR0000125585, indirectly controlled by Jean-Charles Naouri, who is also Chairman and Chief Executive Officer of Casino.

2 This exchange rate is more specifically defined in section 3.4 of the Offeror’s draft offer document.

3

Unofficial translation for information purposes only.

In case of discrepancy between the French and the English version, the French version shall prevail.

of Shares resident in the United States of America (the (“U.S. Holders”). U.S. Holders may only tender their Shares to the U.S. Offer.

The U.S. Offer is made in the United States, where the NASDAQ is located, principal trading market of the Shares. Pursuant to requirements of U.S. law, the U.S. Offer must remain open for at least 20 business days, the offer is centralized and any U.S. Holder is permitted to withdraw Shares previously tendered until expiration of the U.S. Offer. So that shareholders are treated equally in the U.S. Offer and the Offer (which is required by U.S. regulations), by way of derogation from articles 233-1 1° and following of the General Regulation of the AMF and as explained in more details in part III of this draft offer memorandum, the Offer (i) will last 22 trading days, (ii) be centralized by Euronext Paris and (iii) the sale orders will be revocable at any time until the last day of the Offer.

Holders of Shares who are not resident in France or in the United States may tender their Shares in the Offer as long as the laws and regulations applicable to such holders authorize them to do so and under their responsibility.

4

Unofficial translation for information purposes only.

In case of discrepancy between the French and the English version, the French version shall prevail.

1.	Required information under article 231-28 of the AMF general regulations

In accordance with the terms of article 231-28 of the AMF General Regulations and the article 6 of the AMF instruction n°2006-07 of July 25, 2006 in its latest version of March 20, 2016, this Other Information Document is an update of the legal, financial and accounting characteristics of the Company contained in Cnova’s Annual Report on Form 20-F for the year ended December 31, 2015 (the “2015 Form 20-F”) filed with the U.S. Securities and Exchange Commission (“SEC”) and made available on July 22, 2016, and the Supplemental Information Statement filed with the SEC and made available in its first version on August 23, 2016 and in its last version on December 6th, 2016 (the “Schedule 13E-3”). This document incorporates by reference those documents.

The 2015 Form 20-F and the Schedule 13E-3 are available on the website of the Company (http://www.cnova.com), in the section “Financial Information”, and is available free of charges upon request at the registered office of the Company.

This Other Information Document describes the significant events since the filing of the 2015 Form 20-F and Schedule 13E-3 incorporated by reference in this document and in the press release dated December 23, 2016, available on the Company’s website.

1.1	Selected historical financial data

The following tables set forth Cnova’s selected consolidated financial data. The consolidated income statement data for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 as well as the consolidated balance sheet data as of December 31, 2011, 2012, 2013, 2014 and 2015 are derived from Cnova’s audited consolidated financial statements for such periods and, where applicable, have been adjusted for the effects of the restatement more fully described in the 2015 Form 20-F.

The consolidated income statement data for the nine-month periods ended September 30, 2015 and 2016 and the consolidated balance sheet data as of September 30, 2016 are derived from Cnova’s unaudited interim condensed consolidated financial statements for such periods and, where applicable, have been adjusted for the effects of the above-mentioned restatement. This interim financial information has been included in Cnova earnings release furnished to the SEC on a report on Form 6-K on October 26, 2016 and incorporated herein by reference. The report on Form 6-K can also be downloaded on the SEC website (www.sec.gov).

Cnova’s consolidated financial statements prior to 2014 were prepared based on the operations of Cdiscount Group and Nova Pontocom, as the combined operations of these two entities are deemed to have been the predecessor of Cnova (Nova Pontocom included from July 2, 2012—the date control of Nova Pontocom was obtained by Casino—and has been accounted for as a reorganization of entities under common control of Casino). Cnova did not operate as a stand-alone entity before November 2014, and, accordingly, the following is not necessarily indicative of Cnova’s future performance and does not reflect what Cnova’s financial performance would have been had Cnova operated as a standalone company prior to November 2014. Furthermore,

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In case of discrepancy between the French and the English version, the French version shall prevail.

Cnova’s results of operations in any period may not necessarily be indicative of the results that may be expected in future periods.

Selected Consolidated Income Statement Data of Cnova

	Year ended December 31,					Nine Months Ended	Nine Months Ended
	2011	2012 unaudited	2013	2014	2015	2015	2016
		As restated(1)	As restated(2)	As restated(2)		As restated(3)
(in thousands, except per share amounts)
Consolidated Income Statement
Net sales	€1,109,707	€1,992,342	€2,897,047	€3,416,368	€3,448,511	€1,166,574	€1,272,279
Cost of sales	(958,314)	(1,686,353)	(2,473,902)	(2,989,946)	(3,036,834)	(1,007,234)	(1,092,378)
Operating expenses:
Fulfillment	(69,770)	(134,679)	(202,688)	(248,218)	(275,737)	(98,508)	(91,665)
Marketing	(33,294)	(54,020)	(78,474)	(70,009)	(77,882)	(16,770)	(22,048)
Technology and content.	(30,674)	(52,215)	(79,204)	(85,691)	(98,700)	(35,021)	(40,575)
General and administrative	(20,362)	(29,352)	(45,250)	(49,037)	(76,739)	(31,377)	(30,574)
Operating profit (loss) before Restructuring, Litigation, Initial public offering expenses, Gain (loss) from disposal of non-current assets and impairment of assets	(2,710)	35,724	17,529	(26,533)	(117,381)	(22,336)	(4,962)
Restructuring	(2,412)	(2,897)	(2,790)	(8,413)	(17,133)	(9,750)	(8,941)
Litigation	751	(124)	(3,145)	(3,135)	(3,124)	(1,803)	(2,249)
Initial public offering expenses	—	—	—	(15,985)	(3,702)	(3,846)	—
Gain/(loss) from disposal of non-current assets	(271)	(644)	835	14	(6,108)	0	(604)
Impairment of assets	(158)	(2,845)	(1,139)	(2,588)	(14,614)	(7,982)	(6,543)
Operating profit (loss)	(4,800)	29,213	11,290	(56,640)	(162,062)	(45,716)	(23,299)
Financial income	1,718	3,119	5,297	8,091	34,602	15,118	10,606
Financial expense	(4,960)	(27,065)	(60,900)	(75,487)	(94,615)	(8,904)	(31,051)
Profit/(loss) before tax	(8,042)	5,268	(44,312)	(124,035)	(222,075)	(39,502)	(43,743)
Income tax gain/(expense)	(1,666)	(6,177)	15,704	13,113	(20,308)	(3,042)	(2,400)
Share of profits/(losses) of associates	—	—	—	(2,369)	—	—	—
Net profit (loss) from continuing activities	(9,707)	(909)	(28,608)	(113,291)	(242,383)	(42,544)	(46,143)
Net profit/(loss) from discontinuing activities	—	(229)	180	(1,864)	(16,665)	(73,653)	(197,638)
Net profit (loss) for the period	(9,707)	(1,138)	(28,428)	(115,155)	(259,048)	(116,197)	(243,781)
Attributable to Cnova equity owners	(9,643)	(1,432)	(27,696)	(112,495)	(244,223)	(105,591)	(237,406)
Attributable to non-controlling interests	(64)	293	(733)	(2,660)	(14,825)	(10,616)	(6,375)
Earnings (loss) per share	(0.05)	(0.02)	(0.07)	(0.27)	(0.55)	(0,24)	(0,54)
Diluted earnings per share	(0.05)	(0.02)	(0.07)	(0.27)	(0.55)	(0,24)	(0,54)

(1)	The information for the year ended December 31, 2012 has been adjusted and includes the 2012-related corrections uncovered by the internal investigation in Brazil as well as the other adjustments related to 2012 both mentioned in the “Explanatory Note” on page iv of the 2015 Form 20-F.

(2)	The effects of the restatement on the Company’s consolidated income statement for the year ended December 31, 2013 and 2014 are described in the “Explanatory Note” on page iv of the 2015 Form 20-F and in Note 3 (“Restatement of previously issued financial statements”) to the audited consolidated financial statements found in the 2015 Form 20-F.

(3)	Financial information for the nine-month period ended September 30, 2015 have been adjusted for apportionment of certain adjustments previously recorded in the fourth quarter of the fiscal year ended December 31, 2015, as well as to reflect the reclassification as discontinued activities of (i) Cdiscount Thailand and Cdiscount Vietnam, which were divested during the first quarter of fiscal year 2016, (ii) Cdiscount Cameroon and Cdiscount Senegal, which were abandoned during the second quarter of fiscal year 2016, (iii) Cdiscount Colombia, which was abandoned during the third quarter of fiscal year 2016, and (iv) Cnova Brazil pursuant to the Reorganization.

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In case of discrepancy between the French and the English version, the French version shall prevail.

Selected Consolidated Balance Sheet Data of Cnova

	As of December 31,					September 30,
	2011	2012 unaudited	2013	2014	2015	2015	2016
		As restated(1)	As restated(2)	As restated(2)		As restated(2)
			(€ thousands)			(€ thousands)
Consolidated Balance Sheet data:
Cash and cash equivalents	31,578	176,601	263,550	573,321	400,793	291,756	181,946
Trade receivables, net	119,020	118,723	120,745	117,656	129,651	137,971	67,539
Inventories, net	119,574	274,775	360,674	400,111	414,956	417,994	226,101
Total assets	478,304	1,537,391	1,716,191	2,140,043	1,718,651	1,655,316	1,559,091
Trade payables	358,583	742,616	920,450	1,311,234	1,216,022	884,872	428,931
Financial debt	21,495	78,005	163,317	104,603	146,968	380,295	313,895
Total equity	52,016	585,258	469,436	521,542	98,071	229,264	(56,213)

(1)	The information for the year ended December 31, 2012 has been adjusted and includes the 2012 related corrections uncovered by the internal investigation in Brazil as well as the other adjustments related to 2012 both mentioned in the “Explanatory Note” on page iv of the 2015 Form 20-F.

(2)	The effects of the restatement on the Company’s consolidated balance sheets as of December 31, 2013 and 2014 are described in the “Explanatory Note” on page iv of the 2015 Form 20-F and in Note 3 (“Restatement of previously issued financial statements”) to the audited consolidated financial statements contained in the 2015 Form 20-F.

There were 441,297,846 Cnova ordinary shares outstanding as of both December 31, 2015 and September 30, 2016.

1.2          Unaudited pro forma consolidated financial information

The unaudited pro forma consolidated financial information is derived from the historical consolidated financial information of Cnova. The unaudited pro forma consolidated income statement for the nine months ended September 30, 2016 and for the year ended December 31, 2015, give effect to the Reorganization described in this offer to purchase as if it occurred on January 1, 2015. The unaudited pro forma consolidated balance sheet as of September 30, 2016 gives effect to the Reorganization described in this offer to purchase as if it occurred on September 30, 2016. The unaudited pro forma financial consolidated information is provided solely for illustrative purposes and, therefore, is not necessarily indicative of consolidated results of operations that might have been achieved if the Reorganization had occurred on those respective dates. They are not necessarily indicative of our future results of operations. The pro forma consolidated financial information should be read in conjunction with Cnova’s historical consolidated financial statements and the accompanying notes included in the 2015 Form 20-F and with the unaudited consolidated income statement for the nine months ended September 30, 2016 and the unaudited consolidated balance sheet as of September 30, 2016 included in Cnova’s earnings release furnished to the SEC on a Report on Form 6-K on October 26, 2016.

The unaudited pro forma consolidated financial information is based on financial statements prepared in accordance with IFRS as approved by the IASB, which are subject to change and interpretation. The unaudited pro forma consolidated financial information are based on and derived from our historical consolidated financial statements, adjusted for those amounts which were determined to be directly attributable to the Reorganization, factually supportable, and with respect to the unaudited pro forma consolidated income statement, expected to have a continuing impact on our consolidated results. Actual adjustments, however, may differ materially from the information presented. Pro forma adjustments do not include allocations of corporate costs, as those are not directly attributable to the transaction. In addition, the unaudited pro forma financial information is based upon available information and assumptions that management considers to be reasonable, and such assumptions have been made solely for purposes of developing such unaudited pro forma financial information for illustrative purposes. The unaudited pro forma financial information is not necessarily indicative of the financial position or results of operations that would have actually occurred had the Reorganization occurred on the dates indicated. In addition, this unaudited pro forma consolidated financial information should not be considered to

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In case of discrepancy between the French and the English version, the French version shall prevail.

be indicative of our future financial performance and results of operations of the consolidated Company. The pro forma adjustments set forth in the unaudited pro forma consolidated financial information are described in the accompanying notes and are based upon information and assumptions available at the time of the filing of this offer to purchase.

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In case of discrepancy between the French and the English version, the French version shall prevail.

Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2015

€ thousands	Cnova N.V. December 31, 2015 Actual	Additional IFRS5 (Note 1)	Deconsolidation of Cnova Brazil (Note 3)	Other Pro Forma Adjustments	Cnova N.V. December 31, 2015 Pro forma
Net sales	3,448,511	(26,846)	(1,683,719)		1,737,946
Cost of sales	(3,036,834)	28,805	1,499,002		(1,509,027)
Operating expenses :		-
Fulfillment	(275,737)	4,410	134,965		(136,362)
Marketing	(77,882)	3,385	50,331		(24,166)
Technology and content	(98,700)	4,214	46,343		(48,144)
General and administrative	(76,739)	13,760	18,042		(44,937)
Operating profit before restructuring, litigation, initial public offering expenses, gain / (loss) from disposal of non-current assets and impairment of assets	(117,381)	27,728	64,964		(24,689)
Restructuring	(17,133)	(1,226)	3,118		(15,240)
Litigation	(3,124)	-	-		(3,124)
Initial public offering expenses	(3,702)	-	103		(3,599)
Gain / (loss) from disposal of non-current assets	(6,108)	-	6,047		(61)
Impairment of assets	(14,614)	-	540		(14,074)
Operating profit (loss)	(162,062)	26,512	74,762		(60,788)
Financial income	34,602	(18,976)	(15,626)	290	290
Financial expense	(94,615)	9,998	83,230		(1,387)
Profit (loss) before tax	(222,075)	17,524	142,376	290	(61,885)
Income tax gain (expense)	(20,308)	127	3,842		(16,339)
Net profit (loss) from continuing activities	(242,383)	17,652	146,217	290	(78,224)
Net profit (loss) from discontinuing activities	(16,665)	(17,652)		-	(34,317)
Net profit (loss) for the year	(259,048)	-	146,217	290	(112,541)
Attributable to the owners	(244,223)			290	(243,933)
Attributable to non-controlling interests	(14,825)				(14,825)
Attributable to the owners continuing	(232,189)	17,652	146,217		(68,320)
Attributable to non-controlling interests continuing	(10,194)				(10,194)
Attributable to the owners discontinuing	(12,034)	(17,652)	-	-	(29,686)
Attributable to non-controlling interests discontinuing	(4,631)				(4,631)

Earnings (losses) per share (in €)
Basic earnings (losses) per share (see Note 4)	(0.55)	-	-	(0.16)	(0.71)
Diluted earnings (losses) per share (see Note 4)	(0.55)	-	-	(0.16)	(0.71)

The accompanying notes are an integral part of the pro forma consolidated financial information.

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In case of discrepancy between the French and the English version, the French version shall prevail.

Unaudited Pro Forma Consolidated Statement of Operations for the Nine Months Ended September 30, 2016

€ thousands (except per share data)	Cnova N.V. September 30, 2016 Actual	Deconsolidation of Cnova Brazil (Note 3)	Other Pro Forma Adjustments	Cnova N.V. September 30, 2016 Pro forma
Net sales	1,272,279			1,272,279
Cost of sales	(1,092,378)			(1,092,378)
Operating expenses :
Fulfillment	(91,665)			(91,665)
Marketing	(22,048)			(22,048)
Technology and content	(40,575)			(40,575)
General and administrative	(30,574)			(30,574)
Operating profit before restructuring, litigation, initial public offering expenses, gain / (loss) from disposal of non-current assets and impairment of assets	(4,962)			(4,962)
Restructuring	(8,941)			(8,941)
Litigation	(2,245)			(2,245)
Initial public offering expenses	-			-
Gain / (loss) from disposal of non-current assets	(607)			(607)
Impairment of assets	(6,543)			(6,543)
Operating profit (loss)	(23,299)			(23,299)
Financial income	10,606		278	10,884
Financial expense	(31,051)			(31,051)
Profit (loss) before tax	(43,743)		278	(43,465)
Income tax gain (expense)	(2,400)			(2,400)
Share of profit of associates				-
Net profit (loss) from continuing activities	(46,143)		278	(45,865)
Net profit (loss) from discontinuing activities	(197,638)	203,913	5,469	11,744
Net profit (loss) for the year	(243,781)	203,913	5,747	(34,121)
Attributable to the owners	(237,406)	203,913	5,747	(27,746)
Attributable to non-controlling interests	(6,375)			(6,375)
Attributable to the owners continuing	(45,600)			(45,600)
Attributable to non-controlling interests continuing	(542)			(542)
Attributable to the owners discontinuing	(191,806)	203,913	5,747	17,854
Attributable to non-controlling interests discontinuing	(5,833)			(5,833)
Earnings (losses) per share (in €)
Basic earnings (losses) per share (see Note 4)	(0.54)	0.46	(0.00)	(0.08)
Diluted earnings (losses) per share (see Note 4)	(0.54)	0.46	(0.00)	(0.08)

The accompanying notes are an integral part of the pro forma consolidated financial information.

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In case of discrepancy between the French and the English version, the French version shall prevail.

Unaudited Pro Forma Consolidated Balance Sheet as of September 30, 2016

(€ thousands)	Cnova N.V. September 30, 2016 Actual	Deconsolidation of Cnova Brazil (Note 3)	Other Pro Forma Adjustments	Cnova N.V. September 30, 2016 Pro forma
ASSETS
Cash and cash equivalents	181,946		148,779	330,725
Trade receivables, net	67,539			67,539
Inventories, net	226,101			226,101
Current income tax assets	601			601
Other current assets, net	84,614		278	84,892
Assets held for sale	844,742	(844,742)		-
Total current assets	1,405,543	(844,742)	149,057	709,858
Other non-current assets, net	11,102	143,782	(143,782)	11,102
Deferred tax assets	10,844			10,844
Property and equipment, net	11,575			11,575
Intangible assets, net	63,477			63,477
Goodwill	56,548			56,548
Total non-current assets	153,548	143,782	(143,782)	153,548
TOTAL ASSETS	1,559,091	(700,960)	5,275	863,406

EQUITY AND LIABILITIES
Current provisions	5,692			5,692
Trade payables	428,931		(5,469)	423,462
Current financial debt	306,955			306,955
Current tax liabilities	30,542			30,542
Other current liabilities	70,719			70,719
Liabilities held for sale	751,945	(751,945)		-
Total current liabilities	1,594,784	(751,945)	(5,469)	837,370
Non-current provisions	11,985			11,985
Non-current financial debt	6,940			6,940
Other non-current liabilities	1,595			1,595
Deferred tax liabilities	-			-
Total current liabilities	20,519			20,519
Share capital	22,065		(4,840)	17,225
Reserves, retained earnings and additional paid-in capital	(79,860)	50,985	15,584	(13,291)
Equity attributable to equity holders of Cnova	(57,795)	50,985	10,744	3,934
Non-controlling interests	1,583			1,583
Total equity	(56,213)	50,985	10,744	5,517
TOTAL EQUITY AND LIABILITIES	1,559,091	(700,960)	5,275	863,406

The accompanying notes are an integral part of the pro forma consolidated financial information.

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In case of discrepancy between the French and the English version, the French version shall prevail.

Notes to Unaudited Pro Forma Consolidated Financial Information

Note 1. Basis of Presentation

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2015 is derived from Cnova’s historical audited consolidated financial statements as of and for the year ended December 31, 2015 included in the 2015 Form 20-F. The unaudited pro forma consolidated balance sheet as of September 30, 2016 and the unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2016 are derived from Cnova’s historical unaudited condensed balance sheet and income statement as of and for the nine months ended September 30, 2016, included in Cnova’s earnings release furnished to the SEC on a Report on Form 6-K on October 26, 2016.

The unaudited pro forma consolidated financial information is prepared using the same accounting principles as Cnova’s historical audited consolidated financial statements as of and for the year ended December 31, 2015. Cnova consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The financial statements also comply with IFRS as adopted by the European Union (EU). Indeed, IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB; however, the differences have no impact on the group’s consolidated financial statements for the periods presented.

The pro forma consolidated income statement for the nine months ended September 30, 2016 and for the year ended December 31, 2015, give effect to the Reorganization described below, as if it occurred on January 1, 2015.

Cnova’s historical audited consolidated financial statements as of and for the year ended December 31, 2015 included in the 2015 Form 20-F have been updated in accordance with IFRS 5 to reflect the decision to abandon the activities of Cdiscount in Cameroon, Senegal and Colombia.

Note 2. The Reorganization

On August 8, 2016, Cnova, Cnova Brazil and Via Varejo entered into the Reorganization Agreement, which provides for the reorganization of Cnova Brazil within Via Varejo. Pursuant to the Reorganization Agreement, as part of the Reorganization, Cnova has received (i) all of the approximately 97 million ordinary shares of Cnova, which were held indirectly by Via Varejo (representing approximately 21.9% of Cnova’s outstanding share capital as of that date) and (ii) cash in the amount of approximately R$16.5 million, subject to customary adjustments at closing. Also as part of the Reorganization, Cnova Brazil has repaid the outstanding loan obligations owed to Cnova and Cnova Finança, which were valued at R$511.0 million as of July 31, 2016 (or approximately €140.1 million based on an exchange rate of 3.6478 €/R$ as of July 31, 2016). As a result of the Reorganization, Via Varejo has become the sole shareholder of Cnova Brazil (which will later be merged with and into Via Varejo) and is no longer a shareholder of Cnova.

The payment of R$16.5 million plus estimated closing adjustments, representing a total of €5 million, subject to post-closing adjustments, was made on closing which took place on October 31, 2016 and the repayment of the loans which then amounted to R$527.0 million was made five business days after closing for an amount of €146.0 million.

Note 3. Assets and liabilities disposed

The net assets disposed are the following:

(€ thousands)	September 30, 2016
Assets being disposed	844,742
Liabilities being disposed	(751,945)
Outstanding loan obligations	(143,782)
Net assets disposed	(50,985)

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In case of discrepancy between the French and the English version, the French version shall prevail.

Note 4. Pro Forma Adjustments

The following is a summary of the pro forma adjustments reflected in the unaudited pro forma consolidated financial information based on preliminary estimates, which may change as additional information is obtained:

Net cash proceeds

The net cash proceeds of the Reorganization include:

-	a cash payment of R$16.5 million plus estimated closing adjustments, representing a total of €5 million, subject to post-closing adjustments, which was made on closing which took place on October 31, 2016 ;

-	a cash payment in repayment of the outstanding loan obligations which Cnova Brazil owed to Cnova and Cnova Finança, which represented €143.8 million at September 30, 2016.

Pro forma income statements include interest on cash proceeds as if they had been received at the beginning of the period.

(€ thousands)	September 30, 2016
Cash proceeds	4,997
Reimbursement of loans	143,782
Cash received	148,779
Existing loans	(143,782)
Net cash proceeds	4,997

Share capital reduction

As indicated in Note 2, Cnova has received approximately 97 million of its own shares and will proceed to a capital reduction to cancel these shares received.

September 30, 2016
Number of shares	441,297,846
Par value (€)	0.05
Share capital (€ thousand)	22,065
Capital reduction	(96,790,798)
Share capital reduction (€ thousand)	(4,840)
Share capital (€ thousand)	17,225

Gain (loss) from sale

Reflects the adjustments to net cash proceeds plus the value of shares received less the estimated transaction costs and less net assets disposed.

(€ thousands)	September 30, 2016
Net cash proceeds	4,997
Fair value of shares received (i)	464,832
Transaction costs (ii)	(12,800)
Net assets transferred at carrying value	50,985
Gain (loss) from sale	508,014

(i)	Shares to be received

As indicated in Note 2, Cnova has received approximately 97 million of its own shares (which will then be cancelled through a capital reduction).

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In case of discrepancy between the French and the English version, the French version shall prevail.

September 30, 2016
Number of shares received	96,790,798
Closing value on NASDAQ	$5.36
$/€	1.1161
Value of shares to be received (€ thousands)	464,832

(ii)	Transaction costs

The transaction costs have been estimated at the end of November 2016 to a total amount of €12.8 million. The provision for transaction costs recorded historically as of September 30, 2016 has been eliminated.

Comprehensive result on sale

(€ thousands)	September 30, 2016
Gain (loss) from sale	508,014
Recycling of foreign currency reserves	(185,366)
Comprehensive result from sale	322,648

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In case of discrepancy between the French and the English version, the French version shall prevail.

2.	SIGNIFICANT events since the FILING of THE 2015 FORM 20-F AND SCHEDULE 13e-3

2.1	Reorganization of its Brazilian activities within Via Varejo

The Offer is made in the context of the reorganization of the Company’s Brazilian subsidiary, Cnova Comércio Eletrônico S.A., a Brazilian private corporation (sociedade anônima), which is referred to herein as “Cnova Brazil”, within Via Varejo S.A., a Brazilian corporation (sociedade anônima), which is referred to herein as “Via Varejo”, a subsidiary of CBD, which was completed on October 31, 2016, as contemplated in the Reorganization Agreement (the “Reorganization” and, together with the Offers, the “Transactions”).

The Reorganization and the Transactions are described in more details in the Memorandum in Response filed by Cnova.

2.2	Modification of the corporate governance of Cnova

Mr. Peter Estermann resigned as from the completion of the Reorganization from his position as non-executive director and Chairman of the Cnova’s Board of Directors.

Following Mr. Estermann’s resignation, Mr. Antoine Giscard d’Estaing was appointed Chairman of Cnova’s Board of Directors.

The Company’s Board of Directors have recommended the appointment of Mr. Christophe José Hidalgo, a representative of CBD, as a board member, at the coming extraordinary general meeting of shareholders, to be held on January 13, 2017, to meet the governance commitments set forth in the Casino-CBD Commitment Letter. On the occasion of this general meeting, Mr. Didier Lévêque will resign from his position as board member and Vice-Chairman of the Company.

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Unofficial translation for information purposes only.

In case of discrepancy between the French and the English version, the French version shall prevail.

3.	Financial data published since the filing of 2015 Form 20-F and schedule 13E-3

3.1	Publication of 2015 Dutch Annual Financial Report

On September 27, 2016, Cnova published its Dutch annual financial report, which, strictly in line with its previously filed 2015 Annual Report on 2015 Form 20-F, includes audited annual statutory financial statements as of and for the year ended December 31, 2015.

The Dutch annual financial report, required by Dutch law, was filed with the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten) and on a Form 6-K with the SEC on that same date. These documents are available on www.cnova.com. The Form 6-K can also be downloaded from the SEC’s website (www.sec.gov).

3.2	Third quarter 2016 financial results

On October 26, 2016, Cnova has published its unaudited financial results for the third quarter 2016. Given the Reorganization Agreement entered into with Via Varejo S.A. on August 8, 2016, Cnova Brazil is classified as a discontinued activity as of January 1, 2015. Therefore, all Cnova financial and operational metrics in the press release dated October 26, 2016 refer only to Cdiscount and to Cnova holdings.

This document is available on www.cnova.com with the relevant link included in Section 4 below.

3.3	Certain Cnova unaudited financial projections

Cnova does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year given the unpredictability of underlying assumptions and estimates. However, Cnova’s management created internal non-public three-year financial forecasts, from 2016 to 2018, regarding Cnova’s anticipated future operations (which is referred hereto as the “Cnova Business Plan”), which were approved by Cnova’s board of directors in February 2016 and, with respect to Cnova Brazil’s financial projections, amended in July 2016 and approved by the Cnova board of directors, and were given to the Cnova transaction committee in connection with its evaluation of the Transactions and to BNP Paribas and Eight Advisory for their use and reliance in connection with their respective financial analyses and reports. Additionally, based on a third party strategic advisor analysis Cnova management provided estimated costs savings to the Cnova transaction committee, BNP Paribas and Eight Advisory for the aforementioned purposes as well, which are referred hereto as the “Cnova Costs Savings”. Casino collectively refer to the Cnova business plan and the Cnova estimated costs savings as the “Projections”. Additionally, the Projections were provided to the Via Varejo special committee during the course of its due diligence in connection with the Reorganization and to Santander for its use and reliance in connection with its financial analyses and report. The Projections also were provided to Casino, the Casino Financial Advisors and MMA, as well as to CBD and its advisors, for purposes of evaluating the Reorganization, specifically in connection with the Casino Undertakings Letter, Casino-CBD commitment letter and CBD support letter, as applicable.

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In case of discrepancy between the French and the English version, the French version shall prevail.

The Projections were prepared by and are the responsibility of Cnova’s management. The Projections were not prepared with a view toward public disclosure but rather for the purpose of evaluating the Reorganization. Accordingly, the Projections do not comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, U.S. Generally Accepted Accounting Principles, the guidelines established by the International Financial Reporting Standards Board or International Financial Reporting Standards. Ernst & Young Audit, Cnova’s independent registered public accounting firm, has not audited, reviewed, compiled or performed any procedures with respect to the Projections and does not express an opinion or any form of assurance related to the Projections. Cnova included a summary of the Projections for the benefit of its shareholders because Cnova provided such non-public information to its board of directors and financial advisors, Via Varejo and its financial advisors, CBD and its advisors and Casino and the Casino Financial Advisors. However, the summary of the Projections is not intended to influence a Cnova shareholder’s decision of whether to vote its shares in favor of approval of the Reorganization and Reorganization Agreement.

The Projections were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of Cnova. Additionally, the Projections are inherently forward looking and span multiple years. Consequently, the Projections, as with all forward-looking information, become subject to greater unpredictability and uncertainty with each successive year, particularly in the eCommerce industry, which offers low visibility. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict or estimate and most of which are beyond Cnova’s control. The Projections also reflect assumptions regarding the continuing nature of certain business decisions that, in reality, would be subject to change. Important factors that may affect actual results or the achievability of the Projections include, but are not limited to, failure to implement Cnova’s business strategy; failure to capitalize on Cnova’s expected market opportunities; regulatory developments in key markets for Cnova’s operations products; failure to protect Cnova’s intellectual property; decreased demand for Cnova’s services or the products it sells; product liability claims exposure; failure to otherwise comply with laws and regulations; changes in general economic and business conditions, including those in Brazil; changes in currency exchange rates and interest rates; and other risks and uncertainties described in the 2015 Form 20-F and subsequent reports on Form 6-K. In addition, the realization of the results contemplated by the Projections may be affected by Cnova’s ability to achieve strategic goals, objectives and targets over the applicable period. This information constitutes “forward-looking statements” and actual results may differ materially and adversely from those projected.

Accordingly, there can be no assurance that the Projections will be realized and actual results may vary materially from those projected. The inclusion of a summary of the Projections in this offer to purchase should not be regarded as an indication that Cnova or any of its affiliates, officers, directors, advisors or other representatives considered or consider the projections to be necessarily predictive of actual future events or results of Cnova’s operations, and, consequently, the Projections should not be relied on in such a manner. Neither Cnova, Via Varejo nor any of their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from the Projections, and neither Cnova, Via Varejo, nor any of

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In case of discrepancy between the French and the English version, the French version shall prevail.

their respective affiliates undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing or developments and events occurring after the date of the Projections or that may occur in the future, even in the event that any or all of the assumptions underlying the Projections are shown to be in error (even in the near term). Cnova does not intend to make available publicly any update or other revision to the Projections, except as otherwise required by law. None of Cnova nor any of its affiliates, officers, directors, advisors or other representatives has made or makes any representation to any Cnova shareholder or other person regarding the ultimate performance of Cnova compared to the information contained in the Projections or that the Projections will be achieved.

In light of the foregoing factors and the uncertainties inherent in the Projections, Cnova’s shareholders are cautioned not to place undue, if any, reliance on the information presented in the summary of the Projections.

The Projections were disclosed in the Schedule 13E-3 and no other Projections are available at the time of this Other Information Document.

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Unofficial translation for information purposes only.

In case of discrepancy between the French and the English version, the French version shall prevail.

4.	OTHER PRESS RELEASES AND INFORMATION PUBLISHED SINCE THE FILING OF 2015 FORM 20-F AND SCHEDULE 13E-3

The other press releases published since the filing of the 2015 Form 20-F and the schedule 13E-3 (whose internet links are included below) are available on the website of the Company under the “Press Release” section.

The other press releases and information published by the Company are the following:

October 11, 2016	Cnova N.V. Third Quarter 2016 Activity http://www.cnova.com/en/wp-content/uploads/sites/2/2016/10/2016-10-11-Cnova-3Q16-Sales-Release-ENG.pdf
October 13, 2016

Cnova N.V. publishes shareholders’ general meeting notice relating to 2015 Board Report and 2015 Annual Accounts

http://www.cnova.com/en/wp-content/uploads/sites/2/2016/10/2016-10-13-EGM-Notice-ENG.pdf

October 26, 2016	Cnova N.V. Third Quarter 2016 Financial Results http://www.cnova.com/en/wp-content/uploads/sites/2/2016/10/2016-10-26-Cnova-3Q16-Results-Release-ENG-Final.pdf
October 27, 2016

Cnova N.V. Shareholders approve the reorganization of Cnova N.V.’s Brazilian activities within Via Varejo

http://www.cnova.com/en/wp-content/uploads/sites/2/2016/10/2016-10-27-EGM-Results-ENG-Final.pdf

October 31, 2016

Cnova N.V. announces completion of the reorganization of its Brazilian activities within Via Varejo

http://www.cnova.com/en/wp-content/uploads/sites/2/2016/10/2016-10-31-Reorganization-Completion-ENG.pdf

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Unofficial translation for information purposes only.

In case of discrepancy between the French and the English version, the French version shall prevail.

November 17, 2016	Cnova N.V. Appointment of Chairman of the Board http://www.cnova.com/en/wp-content/uploads/sites/2/2016/11/2016-11-17-Board-Changes-ENG-Final.pdf
December 2, 2016	Cnova N.V. publishes notice of extraordinary general meeting of shareholders http://www.cnova.com/en/wp-content/uploads/sites/2/2016/12/2016-12-02-EGM-2017-01-13-ENG.pdf
December 6, 2016

Availability of Cnova’s draft Memorandum in Response to the tender offer initiated by Casino, Guichard-Perrachon

http://www.cnova.com/en/wp-content/uploads/sites/2/2016/12/20161206-CNOVA_EN_communique-de-mise-a-disposition-de-la-note-en-reponse.pdf

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In case of discrepancy between the French and the English version, the French version shall prevail.

5.	CNOVA SHAREHOLDERS’ MEETINGS held since the publication of the annual report

The extraordinary general meeting of shareholders held on October 27, 2016 has adopted the following resolutions:

-	Reduction of the Company’s issued share capital through cancellation of Special Voting Shares the capital of the Company

-	Approval pursuant to section 2:107a DCC and article 15.11 of the Articles of Association in relation to the Reorganization

-	subject to Mr. Estermann’s resignation becoming effective, release from liability of Mr. Estermann with respect to the performance of his duties

-	First Amendment to the Company’s articles of association

-	Designation of each member of the Board and each (candidate) civil law notary and lawyer at NautaDutilh N.V. to implement the First Amendment to the Company’s articles of association

-	Reallocation of reserves

-	Distribution from the Company’s Special Distribution Reserve

-	Reduction of the Company’s issued share capital through cancellation of all Special Distribution Shares in the capital of the Company

-	Second Amendment to the Company’s articles of association

-	Designation of each member of the Board and each (candidate) civil law notary and lawyer at NautaDutilh N.V. to implement the Second Amendment to the Company’s articles of association.

The extraordinary general meeting of shareholders held on November 24, 2016 has adopted the following resolutions:

-	Adoption of the annual accounts for the financial year 2015

-	Release from liability of the members of the Board with respect to the performance of their duties during the financial year 2015.

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In case of discrepancy between the French and the English version, the French version shall prevail.

6.	Extraordinary events and litigations

▪	On July 22, 2016, Cnova announced the conclusion of the internal review at its Brazilian subsidiary regarding suspected employee misconduct related to inventory management and certain accounting issues. During the internal review, Cnova determined that its previously issued consolidated financial statements as of and for the years ended December 31, 2013 and 2014 (“the 2013 and 2014 financial statements”) contained certain errors and, therefore, could no longer be considered reliable. Consequently, the Company decided to restate the 2013 and 2014 financial statements and these, along with selected financial data (as applicable) and certain financial data in management’s discussion and analysis, are included in the 2015 Form 20-F.

▪	Certain of Cnova’s current and former officers and directors, and the underwriters of Cnova’s initial public offering have been named as defendants in a securities class action asserting claims arising out of the subject matter of the internal review at Cnova Brazil, including issues related to inventory management. Factually, the lawsuit alleges a number of material misstatements and omissions in Cnova’s registration statement on Form F-1 filed with the SEC in connection with Cnova’s initial public offering, concerning, among other issues, Cnova’s net sales and other financial information. The extent of Cnova’s potential liability in these matters is unpredictable at this stage, including what, if any, parallel action the SEC might take as a result of the facts at issue in these matters. Depending on the outcome of the class action lawsuit, Cnova may be required to pay a significant amount of monetary damages and/or incur other penalties or sanctions, some or all of which may not be covered by insurance. In addition, under certain agreements, Cnova has an obligation to indemnify certain of its current and former officers and directors and the underwriters of its initial public offering in relation to these matters for which the Company may not have sufficient coverage under directors’ and officers’ or other insurance policies. Accordingly, the ultimate resolution of these matters could have a material adverse effect on Cnova’s business, financial condition, results of operations and cash flows[3].

3 Extract from 2015 Form 20-F, p.134

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In case of discrepancy between the French and the English version, the French version shall prevail.

7.	PERSON RESPONSIBLE

7.1	Name and function of the person responsible of the information related to Cnova

Emmanuel Grenier, Chief Executive Officer

7.2	Statement of the person responsible of the information related to Cnova

“I certify that this document which was filed on December 22, 2016 and which will be published at the latest the day prior to the opening of the Offer, contains all the information required by Article 231-28 of the General Regulation of the AMF and the AMF Instruction 2006-07 of 25 July 2006 (as amended), under the Offer.

This information is, to my knowledge, in conformity with the facts and contains no omission likely to affect its import”.

Emmanuel Grenier, Chief Executive Officer

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